HYPOTHEKENBANK IN ESSEN AG

07023025

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

SEC MAIL PROCESSING SECTION RECEIVED APR 2 6 2007 WASH. D.C. 210

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E
IBAN No.:
DE57360000000036009610

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75
IBAN No.:
DE93360400390177647500

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	24.04.07

SUPPL

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

Dear Sir or Madam,

Please find enclosed Essen Hyp´s Annual Report 2006 (German version), the website as of March 31, 2007 (English version), the Press Release "MIPIM 2007- A Great Success For Essen Hyp" as of March 19, 2007 (English and German version), the Press Release of Hypothekenbank in Essen AG as of March 21, 2007 "Management change at Hypothekenbank in Essen – Hubert Schulte-Kemper, Chairman of the Board of Managing Directors, will retire at the end of 2007 (English and German version), the Press Release on the Annual Accounts 2006 of Hypothekenbank in Essen AG as of March 22, 2007 (English and German version). We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

5/1

HYPOTHEKENBANK IN ESSEN AG

19.03.2007

Press Release

MIPIM 2007 – A Great Success For Essen Hyp

As in previous years, the world's biggest real estate forum, the MIPIM in Cannes, was a great success for Hypothekenbank in Essen AG.

From March 13 to 16, Essen Hyp presented its activities and financing solutions to the international real estate decision-makers in Cannes. The aim was to both establish new business contacts and intensify existing client relationships. "Our expectations have been met," stated Wolfgang Salomo, Head of Real Estate Finance. "In addition to numerous meetings with companies and bank partners already known to us, we had interesting talks with developers and investors." Issues discussed included precise business opportunities, as well as the latest trends on the international real estate markets.

On Tuesday, March 13, Essen Hyp welcomed some 30 invited guests to a barbecue held at the marina. On Wednesday the bank hosted a cocktail reception with some 50 clients.

Due to the positive response Essen Hyp plans to attend MIPIM again next year.

Your contact for additional information:

Caroline Fischer
Head of Public Relations Management
Gildehofstr. 1, 45127 Essen/Germany
Tel.: +49 201 8135-495, Fax: +49 201 8135-469
E-mail: caroline.fischer@essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

19.03.2007

Pressemitteilung

Ein voller Erfolg: Die Essen Hyp auf der MIPIM

Das weltweit größte Immobilienforum, die MIPIM in Cannes, war für die Hypothekenbank in Essen AG auch in diesem Jahr wieder ein großer Erfolg.

Vom 13. bis 16. März präsentierte sich die Essen Hyp in Cannes den internationalen Entscheidern der Immobilienbranche. Ziel war es, neue Kontakte zu knüpfen und bestehende Kundenverbindungen zu vertiefen. „Das ist uns auch gelungen", so Wolfgang Salomo, Unternehmensbereichsleiter Immobilienfinanzierung. „Wir haben zahlreiche Termine mit uns bereits bekannten Unternehmen und Bankpartnern wahrgenommen. Darüber hinaus wurden interessante Gespräche mit weiteren Developern und Investoren geführt." Neben konkreten Möglichkeiten zur Zusammenarbeit wurden insbesondere die neuesten Entwicklungen auf den internationalen Immobilienmärkten diskutiert.

Für ihre Kunden veranstaltete die Essen Hyp im Yachthafen am 13.3. ein Barbecue, zu dem etwa 30 geladene Gäste begrüßt werden konnten. Am Tag darauf folgte ein Cocktailempfang mit etwa 50 Kunden.

Aufgrund der positiven Resonanz plant die Essen Hyp, auch im nächsten Jahr wieder auf der MIPIM präsent zu sein.

Ihre Ansprechpartnerin für weitere Fragen:

Caroline Fischer
Abteilungsleiterin Public Relations Management
Gildehofstr. 1, 45127 Essen
Tel.: 0201 / 81 35 495, Fax: 0201 / 81 35 469
Email: caroline.fischer@essenhyp.com

Generationswechsel bei der Hypothekenbank in Essen: Hubert Schulte-Kemper zieht sich zum Jahresende zurück

Wie Hubert Schulte-Kemper, der Vorstandsvorsitzende der Hypothekenbank in Essen, am 21. März auf dem traditionellen Jahresempfang seines Instituts ankündigte, wird er sich nach 34 Jahren aktiver Kapitalmarkttätigkeit aus dem operativen Bankgeschäft zurückziehen und zum Jahresende 2007 den Vorstandsvorsitz abgeben. Er bleibt aber auch künftig „seinem" Institut, das er vor 20 Jahren mit initiiert, entscheidend geprägt und geleitet hat, als Mitglied des Beirats eng verbunden.

Michael Reuther, im Vorstand der Commerzbank für das Segment Public Finance und Treasury und damit auch für die EssenHyp zuständig und neuer Vorsitzender des Aufsichtsrats, bedauert den angekündigten Rückzug: „Hubert Schulte-Kemper ist eine Institution und weit über die Region Essen und die Branche aufgrund seines großen internationalen Engagements hinaus bekannt. Er hat diese Bank mit Kompetenz und Geschick zu einer großen Hypothekenbank mit Schwerpunkt Staatsfinanzierung geformt. Die Commerzbank als Mehrheitsaktionär dankt ihm hierfür. Andererseits verstehen wir, dass er nach so langer erfolgreicher Schaffenszeit mit dann fast 62 Jahren seinem Privatleben und seinen vielfältigen Interessen in Kultur und Politik mehr Zeit widmen will."

Hubert Schulte-Kemper ist Prof. em. der Universität von Honduras, Träger des Bundesverdienstkreuzes, des Verdienstordens des Landes Nordrhein-Westfalen sowie des päpstlichen Ordens „Ritter des heiligen Gregorius". Außerdem ist er Honorarkonsul der Republik Ungarn.

Ebenfalls aus Altersgründen wird bereits per Ende März 2007 Michael Fröhner (62) ausscheiden. Fröhner gehört dem Vorstandsgremium seit fünf Jahren an; zuvor war er in leitenden Positionen in der Commerzbank beschäftigt. Neu in den Vorstand rückt Wolfgang Groth (52) auf, der von der Eurohypo kommt und mehr als 20 Jahre Erfahrung im Kapitalmarktgeschäft mitbringt. Groth wird ab sofort das wichtige Ressort Kapitalmarktgeschäft von Schulte-Kemper übernehmen, der sich bis zum Jahresende neben der Vorstandsvorsitzendentätigkeit auf die Akquirierung des nationalen und internationalen Hypotheken-Neugeschäfts konzentriert. Reuther: „Mit Wolfgang Groth haben wir einen ausgewiesenen Experten im Staatsfinanzierungsgeschäft gewinnen können, der mit langjähriger Erfahrung in diesem Bereich die weitere Internationalisierung vorantreiben wird."

Management change at Hypothekenbank in Essen - Hubert Schulte-Kemper, Chairman of the Board of Managing Directors, will retire at the end of 2007

Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Hypothekenbank in Essen has today announced that he will retire from his day-to-day duties, after 34 years of activity in the capital markets, following the Bank's traditional annual reception on 21 March 2007.

Schulte-Kemper will officially step down from his position as Chairman at the end of 2007. In the meantime, he will continue to concentrate on winning new mandates in domestic and international mortgage lending business.

In his capacity of Member of the Advisory Board, Schulte-Kemper will following his retirement nevertheless continue to maintain close ties with the Bank, in which he has played an instrumental role since its inception some 20 years ago.

Michael Reuther, Member of the Board of Commerzbank responsible for Public Finance and Treasury including Essen Hyp, will succeed Dr. Eric Strutz as Chairman of the Supervisory Board.

Mr Reuther said: "Hubert Schulte-Kemper's vast international experience is renowned well beyond the region of Essen. As a majority shareholder, Commerzbank would like to express its gratitude and respect for Mr. Schulte-Kemper's important contribution in the creation of Essen Hyp, which has become one of the leading Mortgage Banks in Germany specialising in public finance. We understand and respect Mr Schulte-Kemper's wish to devote more time to his private life, so that he can further pursue his many interests including culture and politics and wish him well."

In addition, Wolfgang Groth (52) currently working at Eurohypo, and who was today appointed to the Board of Managing Directors at Essen Hyp, will take on responsibility for the Capital Markets division at Essen Hyp from Schulte-Kemper.

"Wolfgang Groth's 20 years of experience and expertise in public sector finance, will further strengthen the Bank's capability to drive forward the internationalisation of this sector," said Michael Reuther

Commerzbank has also announced today that Mr. Michael Fröhner (62) will take early retirement at the end of March 2007. Fröhner has been a Member of the Board for five years; previously his career at Commerzbank included various leading positions.

Hubert Schulte-Kemper is a Professor of the University of Honduras and has been awarded order of merit of the Federal Republic of Germany), as well as the Papal order of "Knight of St. Gregory". He is also honorary Consul of the Republic of Hungary.

HYPOTHEKENBANK IN ESSEN AG

22.03.2007

Pressemitteilung zum Jahresabschluss 2006

- **Betriebsergebnis erreicht € 122,6 Mio.**
- **Jahresüberschuss mit € 96,8 Mio. leicht rückläufig**
- **Cost-Income Ratio in 2006: 15,9 %**
- **Nachsteuerrendite (Return on Equity) in 2006: 13,2 %**
- **Kapitalmarktgeschäft auf hohem Niveau (€ 32,2 Mrd.) um rund 20 % ausgeweitet**
- **Wachstum bei Wohnimmobilien (+ 61,4 %)**
- **Passivneugeschäft (+ 27,8 %) auf Rekordniveau (€ 48,7 Mrd.)**
- **Bilanzsumme übersteigt mit € 102,4 Mrd. erstmalig die € 100 Mrd.-Schwelle**

Die Hypothekenbank in Essen AG (Essen Hyp) hat das Geschäftsjahr 2006 in einem schwierigen Marktumfeld erfolgreich abgeschlossen. Im Jahr ihres 20-jährigen Bestehens weist sie einen Jahresüberschuss in Höhe von € 96,8 Mio. nach € 103,0 Mio. im Vorjahr aus. Erstmals seit 11 Jahren wurde im Vergleich zum Vorjahr kein höheres Jahresergebnis ausgewiesen. Auch die Nachsteuerrendite lag mit immer noch sehr guten 13,2 % unter dem Vorjahreswert von 15,0 %. Die Bilanzsumme überschritt zu Beginn des Jubiläumsjahres mit € 102,4 Mrd. erstmalig die Schwelle von € 100 Mrd. Damit zählt die Essen Hyp in Deutschland zu den größten Pfandbriefbanken.

Erfolgsrechnung

Der Zinsüberschuss belief sich im Berichtszeitraum auf € 272,8 Mio. und konnte gegenüber dem Vorjahreswert (€ 262,6 Mio.) um 3,9 % gesteigert werden. Die

positive Entwicklung ist im Wesentlichen auf die Zinserträge aus dem gewachsenen Bestand in der Bilanzposition „Schuldverschreibungen und andere Wertpapiere" zurückzuführen. Das Provisionsergebnis lag bei € -20,7 Mio., nach € -13,3 Mio. im Vorjahr. Ursache hierfür sind die deutlich gestiegenen Provisionsaufwendungen in Höhe von € 18,8 Mio. (€ 9,7 Mio.) an die Konzernmutter Commerzbank AG für von ihr vermittelte wohnwirtschaftliche Immobilienfinanzierungen. Insgesamt erhöhte sich der Zins- und Provisionsüberschuss nur leicht auf € 252,1 Mio. (€ 249,3 Mio.).

Die Verwaltungsaufwendungen erhöhten sich im Jahr 2006 um 29,4 % auf € 44,0 Mio. (€ 34,0 Mio.). Hiervon entfielen auf Personalkosten € 16,0 Mio., nach € 14,9 Mio. im Vorjahr. Der Anstieg resultiert aus notwendigen Neueinstellungen sowie aus Übernahmen von Nachwuchskräften im Berichtszeitraum. Die anderen Verwaltungsaufwendungen einschließlich Abschreibungen auf Sachanlagen stiegen von € 19,1 Mio. auf € 28,0 Mio. Deutlich erhöhte Kosten für die Erstbearbeitung des neu akquirierten Retailgeschäfts besonders aufgrund mehrerer Sonderkontingente war hier die wesentliche Ursache für den Anstieg.

Das Betriebsergebnis vor Risikovorsorge beläuft sich zum Jahresultimo auf € 212,2 Mio. und ist damit gegenüber dem Vorjahreswert (€ 213,9 Mio.) leicht um € 1,7 Mio. gesunken. Die Risikovorsorge erreichte per Saldo einen Betrag in Höhe von € 89,6 Mio. (€ 73,8 Mio.). Der Anstieg ist unter anderem auf zusätzliche Maßnahmen wie Treuhänderrückgaben und Zuführungen zu der § 340 f HGB – Rücklage zurückzuführen, die die künftige Risiko- und Ertragslage der Bank begünstigen werden. Das Betriebsergebnis nach Risikovorsorge verringerte sich um 13,6 % auf € 122,6 Mio., nach € 141,9 Mio. im Vorjahr. Der Jahresüberschuss im Geschäftsjahr 2006 entwickelte sich aufgrund des ausgewiesenen Betriebsergebnisses rückläufig. Er

reduzierte sich um 6,0 % von € 103,0 Mio. auf € 96,8 Mio.
Die Cost-Income-Ratio betrug im abgelaufenen Geschäftsjahr nach Eliminierung eines Sondereffekts aus einer steuerlichen Sonderabschreibung 15,9 % (13,6 %), die Nachsteuerrendite (RoE) lag bei 13,2 % (15,0 %).

Geschäftsfeld Kapitalmarkt

Im Kapitalmarktgeschäft hat die Essen Hyp das Neugeschäftsvolumen mit € 32,2 Mrd. (€ 27,1 Mrd.) um rund 20 % gesteigert. Darunter waren € 31,6 Mrd. (€ 26,4 Mrd.) an Darlehen und Wertpapieren, die für die Deckung der öffentlichen Pfandbriefe geeignet waren.
Im Geschäftsjahr hat die Bank entsprechend ihrer Planungen wesentliche Fortschritte bei der Internationalisierung ihres Kreditportfolios gemacht. Begünstigt durch das neue Pfandbriefgesetz konnte die Essen Hyp das Neugeschäft im Bereich der deckungsfähigen Darlehen und Wertpapiere an ausländische Schuldner um 69,9 % auf € 15,8 Mrd. (€ 9,3 Mrd.) ausweiten. Kredite mit einem Neugeschäftsvolumen von mehr als € 1 Mrd. wurden aus den EU-Ländern Spanien, Italien, Griechenland und Portugal in die Bücher genommen. In den Vereinigten Staaten erreichten die Neuzusagen € 1,1 Mrd.

Geschäftsfeld Immobilienfinanzierungen

Im Immobilienfinanzierungsgeschäft hat die Essen Hyp im Berichtszeitraum ein Volumen von € 2,0 Mrd. neu zugesagt nach € 1,8 Mrd. im Vorjahr. Lag der Schwerpunkt 2005 mit € 1,0 Mrd. auf dem gewerblichen Neugeschäft, konzentrierte

sich die Bank in 2006 verstärkt auf Neuabschlüsse im Privatkundensegment. Dort erhöhten sich die Neuzusagen auf ein Volumen von € 1,3 Mrd. (€ 0,8 Mrd.). Wesentlichen Anteil hatte ein Portfolioankauf in Höhe von € 0,4 Mrd. im dritten Quartal 2006. Die Neuzusagen bei gewerblichen Immobilienfinanzierungen blieben mit € 0,7 Mrd. (€ 1,0 Mrd.) unter dem Niveau des Vorjahres.
In den obigen Zahlen enthalten sind Kredite an ausländische Darlehensnehmer in Höhe von € 466,8 Mio. (€ 541,9 Mio.), wobei der größte Anteil mit einem Volumen von € 384,8 Mio. (€ 478,4 Mio.) auf gewerblich genutzte Objekte entfiel. Ursache für die leicht rückläufige Entwicklung bei ausländischen Finanzierungen ist die Nichterfüllung der hohen Anforderungen der Bank bei der Mehrzahl der Darlehensanträge. Regionale Schwerpunkte der ausländischen Immobilienfinanzierungen waren die Vereinigten Staaten, die Schweiz und Großbritannien.

Refinanzierung und Bilanzsumme

Im Berichtszeitraum emittierte die Bank insgesamt Schuldverschreibungen in Höhe von € 48,7 Mrd. (€ 38,1 Mrd.). Von diesem Neugeschäft entfielen € 27,6 Mrd. (€ 21,8 Mrd.) auf öffentliche Pfandbriefe, € 2,1 Mrd. (€ 1,1 Mrd.) auf Hypothekenpfandbriefe und € 19,0 Mrd. (€ 15,2 Mrd.) auf sonstige, nicht deckungspflichtige Schuldverschreibungen. Die ungedeckte Refinanzierung erfolgte mit einem Volumen von € 10,7 Mrd. (€ 9,5 Mrd.) zum überwiegenden Teil revolvierend über das Commercial Paper Program. Der Anstieg des Gesamtemissionsvolumens ist Folge der Ausweitung des Aktivgeschäfts sowie der sehr günstigen Refinanzierungsbedingungen der Bank.

Im Segment der Jumbo-Pfandbriefe sowie der Global-Pfandbriefe im Jumboformat

hat die Bank im Berichtsjahr ein Volumen von € 8,7 Mrd. (€ 7,5 Mrd.) neu emittiert. Wie bereits im Vorjahr emittierte die Essen Hyp Anfang November einen Global in der Währung US$ mit einem Volumen von US$ 1,25 Mrd. (€ 1,0 Mrd.). Die regionale Verteilung erfolgte zu 56 % an die Vereinigten Staaten sowie zu 27 % an Investoren aus dem asiatischen Raum. Die sektorale Verteilung erfolgte überwiegend an Zentralbanken mit einem Anteil von 38 % sowie an Fonds mit 24 %.
Zum Bilanzstichtag übertraf die Bilanzsumme mit € 102,4 Mrd. (€ 92,8 Mrd.) erstmals in der Geschichte der Bank die Marke von € 100 Mrd. Der Anstieg um 10,3 % bzw. € 9,6 Mrd. ist im Wesentlichen auf die Ausweitung der Kapitalmarktaktivitäten der Essen Hyp im Verlauf des Geschäftsjahres zurückzuführen.

Ihre Ansprechpartnerin für weitere Fragen:

Caroline Fischer
Abteilungsleiterin Public Relations Management
Gildehofstr. 1, 45127 Essen
Tel.: 0201 / 81 35 495
Fax: 0201 / 81 35 469
Email: caroline.fischer@essenhyp.com

Zahlen aus der Bilanz	**31.12.2006** Mio. €	**31.12.2005** Mio. €	**Veränderung** in %
Bilanzsumme	102.357	92.781	+10,3 %
eingezahltes Kapital und Rücklagen	749	699	+7,2 %
Genussrechte	288	293	-1,7 %
nachrangige Verbindlichkeiten	373	290	+28,6 %
Forderungen			
Hypothekendarlehen	8.074	6.926	+16,6 %
Kommunalkredite	33.249	35.824	-7,2 %
fremde Wertpapiere	45.109	39.855	+13,2 %
andere Forderungen	12.802	7.352	+74,1 %
Verbindlichkeiten			
gegenüber Kreditinstituten	12.767	20.394	- 37,4 %
gegenüber Kunden	7.384	3.797	+94,5 %
verbriefte Verbindlichkeiten	80.320	66.800	+20,2 %

Geschäftsentwicklung und Ertragslage	**31.12.2006** Mio. €	**31.12.2005** Mio. €	**Veränderung**
Neugeschäft			
Hypothekendarlehen	2.026	1.770	+14,5 %
davon wohnwirtschaftlich	*1.319*	*817*	*+61,4%*
davon gewerblich	*707*	*953*	*-25,8%*
Kommunalkredite	9.746	10.898	-10,6 %
fremde Wertpapiere	22.495	16.156	+39,2 %
Gewinn- und Verlustrechnung			
Zinsüberschuss	272,8	262,6	+3,9 %
Zins- und Provisionsüberschuss	252,1	249,3	+1,1 %
Verwaltungsaufwendungen	44,0	34,0	+29,4 %
Betriebsergebnis vor Risikovorsorge	212,2	213,9	-0,8 %
Risikovorsorge	-89,6	-73,8	+21,4 %
Betriebsergebnis	122,6	141,9	-13,6 %
Jahresüberschuss	96,8	103,0	-6,0 %
Kernkapitalquote in %	6,8	6,5	-

HYPOTHEKENBANK IN ESSEN AG

March 22, 2007

Press Release on the Annual Accounts 2006

- **Operating result at €122.6m**
- **Net income slightly declined to €96.8m**
- **Cost income ratio for 2006: 15.9%**
- **Return on equity after tax for 2006: 13.2%**
- **Increase of about 20% in capital market transactions to €32.2bn**
- **61.4% growth in residential loans**
- **Funding at record level: 27.8% increase to €48.7bn**
- **Balance sheet total of €102.4bn, exceeding the €100bn threshold for the first time**

Despite the difficult market environment Hypothekenbank in Essen AG (Essen Hyp) can look back at a successful financial year 2006. In its 20th year of operations, Essen Hyp posts a net income of €96.8m, compared to €103m in 2005. For the first time in 11 years the bank's net income thus dropped below the previous year's level. Return on equity after tax was at a satisfactory 13.2%, although also falling below the 15% reported in 2005. At the beginning of Essen Hyp's anniversary year, the balance sheet total stood at €102.4bn, thus exceeding the €100bn threshold for the first time. Accordingly, Essen Hyp ranks amongst the biggest German Pfandbrief banks.

Earnings

Net interest and commission income rose 3.9% to €272.8m, compared to €262.6m in the previous year. This development is mostly due to the increase in the balance sheet item 'bonds and other securities'. Net commission expenses rose from €13.3m in 2005 to €20.7m in 2006, due mainly to commission payments totaling €18.8m (€9.7m) to our parent company, Commerzbank AG, for the brokerage of small residential loans. In total, net interest and commission income grew slightly to €252.1m, compared to €249.3m in the previous year.

General operating expenses rose 29.4% to €44m (€34m) in 2006. This figure includes personnel expenses totaling €16m (€14.9m) resulting from the necessary recruitment of new staff and from taking on junior staff in the period under review. Other administrative expenses, including depreciation on tangible assets, rose from €19.1m to €28m. This is mainly due to the clear increase in costs for processing new residential loans, including, in particular, the special loan programs for homeowners launched in the course of the year.

Operating result before provision for possible loan losses came to €212.2m at year-end 2006, a slight decline of €1.7m compared to 2005 (€213.9m). Provision for possible loan losses rose to €89.6m, compared to €73.8m in the previous year. This increase results, inter alia, from additional measures, such as the returning of Pfandbriefe to the Trustee and the increase of the provisions held in accordance with Section 340 of the German Commercial Code (*HGB*) which will have a favorable impact on the bank's future risk and earnings position. Operating result after provision for possible loan losses decreased by 13.6% to €122.6m, compared to €141.9m in the previous year. In line with the operating result, the bank's net income declined 6% to €96.8m, after €103m in 2005.

Adjusted for a special effect from a write-off for tax purposes, the bank's cost income ratio for 2006 is 15.9%, compared to 13.6% in 2005. Return on equity after tax for 2006 is 13.2% (15%).

Capital Market Transactions

The total volume of new capital market transactions rose some 20% to €32.2bn (€27.1bn). This figure includes loans and securities eligible to serve as cover for public-sector Pfandbriefe totaling €31.6bn (€26.4bn).

In accordance with its business targets, Essen Hyp made great progress as regards the internationalization of its loan portfolio. Following the amendment of the Pfandbrief legislation Essen Hyp increased the total volume of new foreign loans and securities eligible for cover by 69.9% to €15.8bn, compared to €9.3bn in 2005. We granted new loans totaling more than €1bn to each of the EU member states Spain, Italy, Greece and Portugal. In addition, Essen Hyp extended new loans totaling €1.1bn in the United States.

Real Estate Finance

In the period under review Essen Hyp granted new real estate loans totaling €2bn, compared to €1.8bn in 2005. While, at €1bn, the majority of the loans were granted in the commercial real estate segment in 2005, the bank's focus in 2006 rather was on residential loans to private clients. The total volume of residential loans to private clients rose to €1.3bn, compared to €0.8bn in 2005. This increase is mainly due to the acquisition of a home loan portfolio totaling €0.4bn in the 3rd quarter of 2006. New commercial loans totaled €0.7bn, compared to €1bn in 2005.

The new real estate loans referred to above include loans to foreign borrowers totaling €466.8m (€541.9m). At €384.8m (€478.4m), the majority of these loans are secured by commercial properties. The slight decline in our international real estate financing activities is due to the fact that most of the incoming loan applications did not comply with the bank's high standards. In 2006 the main focus in international real estate finance was on the United States, Switzerland and the UK.

Funding and Balance Sheet Total

In the period under review Essen Hyp placed bonds totaling €48.7bn (€38.1bn). Of this figure, public-sector Pfandbriefe accounted for €27.6bn (€21.8bn), mortgage Pfandbriefe for €2.1bn (€1.1bn) and other bonds not requiring cover for €19bn (€15.2bn). At €10.7bn (€9.5bn), the majority of these unsecured bonds were issued as revolving credit via Essen Hyp's Commercial Paper Program. The increase in total issuance volume was mostly due to the expansion of the bank's lending business, combined with extremely favorable funding conditions.

During 2006 Essen Hyp issued Jumbo Pfandbriefe and Global Pfandbriefe structured as Jumbos totaling €8.7bn (€7.5bn). As in 2005 Essen Hyp launched a Global in USD at the beginning of November. Total issuance volume was USD1.25bn (€1bn). 56% of this new Global was placed in the United States, while 27% was ordered by Asian investors. A breakdown by borrower reveals that most of the Global was placed with central banks (38%), followed by investment trusts (24%).

As of December 31, 2006 Essen Hyp's balance sheet total was €102.4bn, compared to €92.8bn

as at year-end 2005. Thus, Essen Hyp's balance sheet total exceeded the €100bn threshold for the first time in the bank's company history. The year-on-year increase of €9.6bn, or 10.3%, is mainly due to the expansion of Essen Hyp's capital market activities in the period under review.

Your contact for additional information:

Caroline Fischer
Head of Public Relations Management
Gildehofstr. 1, 45127 Essen/Germany
Tel.: +49 201 8135-495
Fax: +49 201 8135-469
E-mail: caroline.fischer@essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

Figures from the balance sheet	Dec 31, 2006 in € m	Dec 31, 2005 in € m	Change in %
Balance sheet total	102,357	92,781	+10.3%
Subscribed capital and reserves	749	699	+7.2%
Profit-sharing certificates	288	293	-1.7%
Subordinated liabilities	373	290	+28.6%
Claims			
Mortgage loans	8,074	6,926	+16.6%
Public-sector loans	33,249	35,824	-7.2%
Securities issued by other borrowers	45,109	39,855	+13.2%
Other loans/other claims	12,802	7,352	+74.1%
Liabilities			
to banks	12,767	20,394	-37.4%
to customers	7,384	3,797	+94.5%
Securitized liabilities	80,320	66,800	+20.2%

Business performance and earnings	Dec 31, 2006 in € m	Dec 31, 2005 in € m	Change in %
New lending commitments			
Mortgage loans	2,026	1,770	+14.5%
of which: residential	*1,319*	*817*	*+61.4%*
of which: commercial	*707*	*953*	*-25.8%*
Public-sector loans	9,746	10,898	-10.6%
Securities issued by other borrowers	22,495	16,156	+39.2%
Profit and loss account			
Net interest income	272.8	262.6	+3.9%
Net interest and commission income	252.1	249.3	+1.1%
General operating expenses	44.0	34.0	+29.4%
Operating result before provision for possible loan losses	212.2	213.9	-0.8%
Provision for possible loan losses	-89.6	-73.8	+21.4%
Operating result	122.6	141.9	-13.6%
Net income	96.8	103.0	-6.0%
Core capital ratio in %	6.8	6.5	-





Geschäftsbericht 2006

HYPOTHEKENBANK IN ESSEN AG

Durch die Bank erfolgreich


llverein

Ein Unternehmen der COMMERZBANK

1998	1999	2000	2001	2002	2003	2004	2005	2006
45.596	55.905	58.771	69.553	70.979	74.299	79.461	92.781	102.357
1.827	1.841	2.271	3.003	4.290	5.822	7.258	6.926	8.074
35.873	39.810	36.097	36.841	35.870	34.764	33.102	35.824	33.249
5.918	10.701	16.493	24.349	24.286	25.179	30.588	39.855	45.109
888	1.591	2.415	2.703	4.035	5.647	5.047	7.352	12.802
1.087	1.078	1.272	1.305	1.884	2.703	4.173	4.250	4.667
38.684	48.379	47.015	54.519	50.738	51.477	52.571	60.972	75.643
4.872	5.281	9.170	12.182	16.855	18.452	20.855	25.770	20.161
415	574	1.216	1.366	1.627	2.517	1.956	1.770	2.026
14.856	16.706	13.714	5.297	4.235	7.148	4.538	10.898	9.746
4.518	6.771	12.494	16.632	12.420	8.016	10.541	16.156	22.495
377	454	426	554	554	584	654	699	749
187	243	255	279	284	324	319	293	288
189	244	244	298	297	348	358	290	373
149,9	168,6	161,2	170,9	187,5	213,5	205,9	249,3	252,1
8,0	9,3	9,8	10,6	10,8	12,1	13,7	14,8	16,0
7,1	8,2	8,9	9,5	9,4	11,2	14,4	16,5	22,1
1,5	3,2	3,5	3,4	3,0	2,2	13,0	2,7	5,9
11,0	12,3	13,8	13,8	12,4	12,0	14,9	13,6	15,9
105,7	120,2	98,5	108,1	112,3	118,6	128,6	141,9	122,6
53,0	64,8	66,7	72,3	76,2	81,2	91,0	103,0	96,8

erechnung von Prozentangaben geringfügige Abweichungen ergeben.

Rückblick auf 10 erfolgreiche Jahre

Angaben in Mio. €, Stand zum Jahresende	1997
Bilanzsumme	35.471
Ausleihungen	
Hypothekendarlehen	1.715
Kommunalkredite	29.389
fremde Wertpapiere	2.689
andere Forderungen	672
Begebene Schuldverschreibungen	
Hypothekenpfandbriefe	1.219
öffentliche Pfandbriefe	30.077
sonstige Schuldverschreibungen/andere Verbindlichkeiten	3.418
Neugeschäft	
Hypothekendarlehen	266
Kommunalkredite	14.238
fremde Wertpapiere	2.907
Eigenkapital	
eingezahltes Kapital und Rücklagen	311
Genussrechte	129
Nachrangige Verbindlichkeiten	155
Zins- und Provisionsüberschuss	125,8
Allgemeine Verwaltungsaufwendungen	
Personalaufwand	8,4
andere Verwaltungsaufwendungen	5,9
Abschreibungen auf Sachanlagen	1,6
Cost-Income-Ratio in %	12,7
Betriebsergebnis	78,4
Jahresüberschuss	38,7

Aufgrund von Rundungen können sich im vorliegenden Bericht bei Summenbildungen und bei der E

Auf einen Blick

Bilanzsumme
Ausleihungen
Hypothekendarlehen
Kommunalkredite
fremde Wertpapiere
andere Forderungen
Begebene Schuldverschreibungen
Hypothekenpfandbriefe
öffentliche Pfandbriefe
sonstige Schuldverschreibungen/andere Verbindlichkeiten
Neugeschäft
Hypothekendarlehen
Kommunalkredite
fremde Wertpapiere
Eigenkapital
eingezahltes Kapital und Rücklagen
Genussrechte
Nachrangige Verbindlichkeiten
Zins- und Provisionsüberschuss
Allgemeine Verwaltungsaufwendungen
Personalaufwand
andere Verwaltungsaufwendungen
Abschreibungen auf Sachanlagen
Cost-Income-Ratio in %
Betriebsergebnis
Jahresüberschuss

Inhalt



Der Vorstand der Essen Hyp: Michael Fröhner, Hubert Schulte-Kemper, Burkhard Dallosch (v. l. n. r.)

Sehr geehrte Geschäftsfreunde,

mit Vorlage dieses Geschäftsberichts feiern wir ein Jubiläum. Seit nunmehr 20 Jahren behaupten wir uns erfolgreich im Wettbewerb der Pfandbriefbanken. Als die Hypothekenbank in Essen AG am 23. Januar 1987 ins Handelsregister eingetragen wurde, war nicht jeder davon überzeugt, dass unsere Essen Hyp in diesem Wettbewerb bestehen kann. Nicht erst seit heute, sondern schon seit vielen Jahren wissen wir, dass dies gelungen ist.

Seit Gründung der Essen Hyp haben wir uns den Herausforderungen des Marktes gestellt und dabei auch so manch schwierige Zeit gemeistert. In der Branche haben wir Maßstäbe an Effizienz und Rentabilität gesetzt. Zudem sind wir ein

echtes Schwergewicht geworden. Zu Beginn des Jubiläumsjahrs übertrifft die Bilanzsumme die Marke von € 100 Mrd. Damit zählen wir in Deutschland auch zu den größten Pfandbriefbanken.

Im Jahr 2006 waren die Geld- und Kapitalmärkte von einer sehr flachen, zeitweise sogar inversen Zinsstrukturkurve geprägt. Treasury-getriebene Erträge waren in einem solchen Umfeld ungleich schwieriger zu generieren als in Zeiten steiler Zinskurven. Das ohnehin margenarme Staatskreditgeschäft wurde dadurch zusätzlich belastet, da sich die Ertragspotenziale aus der Aktiv-Passiv-Steuerung reduziert haben. Auch im Immobilienfinanzierungsgeschäft bewegten sich die erzielbaren Margen auf einem knapp auskömmlichen Niveau, im Retailgeschäft hatten wir hohe Einmalaufwendungen für die Geschäftszuführung und Bearbeitung. Insgesamt konnten diese Umstände nicht ohne Auswirkung auf unser Ergebnis im Jahr 2006 bleiben. Erstmals nach 11 Jahren erreichen wir im Vergleich zum Vorjahr kein höheres Jahresergebnis. Auch die Nachsteuerrendite liegt mit immer noch sehr guten 13,2 % unter dem Vorjahreswert von 15 % sowie unter unserem Planwert von ca. 14,5 %. Im letzten Quartal des Berichtsjahres haben wir im Rahmen der Risikovorsorge zusätzliche, ertragsbelastende Maßnahmen beschlossen, z. B. weitere Kreditrisikodotierungen im Rahmen des Most-Realistic-Value-Konzepts, Treuhänderrückgaben und Zuführungen zu der § 340f HGB-Rücklage, die die künftige Risiko- und Ertragslage positiv beeinflussen.

Obgleich wir also unsere zu Beginn des Jahres formulierten Ertragsziele nicht ausweisen, sind wir vor dem Hintergrund des schwierigeren Marktumfelds und unter Berücksichtigung vorgenannter Maßnahmen im Berichtsjahr mit dem Ergebnis für 2006 dennoch sehr zufrieden.

Als Institut mit deutlichem Fokus auf das Kapitalmarktgeschäft müssen wir uns mit der Möglichkeit auseinandersetzen, dass auch im Folgejahr keine nachhaltige Veränderung der Zinsstrukturkurve eintritt. Dem begegnen wir mit einem kontinuierlichen Ausbau unserer Produktpalette auf nationaler und internationaler Ebene. Zusätzlich wollen wir im Immobilienfinanzierungsgeschäft weiter wachsen, um im Vergleich zum Kapitalmarktgeschäft stabilere Erträge generieren zu können. Dies werden wir weiterhin durch ein konsequentes Risikomanagement begleiten, das eine risikoadäquate Bepreisung der Geschäfte sicherstellt und die von uns anvisierte Ertragsdiversifikation unterstützt.

Auf der Refinanzierungsseite gehen wir auch künftig von stabilen und für uns sehr günstigen Bedingungen aus. Wir sehen aufgrund unverändert hoher verfügbarer Liquidität in den Märkten einerseits und hervorragender Ratings unserer Pfandbriefe andererseits keinen Grund für eine Spreadausweitung unseres Hauptrefinanzierungsmittels. Zusätzlich werden wir das Repertoire unserer Refinanzierung durch innovative Produkte erweitern. Unser im Berichtsjahr aufgelegtes MTN-Programm in australischen Dollar ist dafür ein gutes Beispiel. Unsere intensiven Roadshow-Aktivitäten setzen wir im neuen Geschäftsjahr ebenfalls fort. Vor diesem Hintergrund sind wir sehr zuversichtlich, unser Standing als sehr großes Emissionshaus mit Investoren weltweit weiter ausbauen zu können.

Sehr geehrte Geschäftsfreunde, wir sind uns im Klaren darüber, dass die Wachstums- und Ertragsdynamik der Vergangenheit nicht linear auf die Zukunft übertragen werden kann. Es gibt „natürliche Grenzen", die durch Marktgegebenheiten gesetzt werden. Dazu gehören vor allem die konjunkturelle Entwicklung und die Verfassung der Kapitalmärkte, die außerhalb unseres Einflussbereiches liegen. Innerhalb dieser Grenzen werden wir weiterhin hart daran arbeiten, für unsere Aktionäre attraktive Renditen zu erwirtschaften.

Bei unseren Anstrengungen wurden wir auch im Jahr 2006 sehr tatkräftig von unserem Aufsichtsrat unterstützt. Besonderen Dank schulden wir Frau Dr. Renate Krümmer, die nach gut zweieinhalb Jahren wertvoller Mitwirkung im November 2006 aus dem Aufsichtsrat ausgeschieden ist.

Unser stellvertretender Treuhänder, Herr Rolf Dahlmann, ist Anfang 2007 verstorben. Herr Dahlmann hat uns über viele Jahre in dieser Funktion begleitet. Wir gedenken seiner mit höchstem Respekt.

Besonders danken wir Ihnen, unseren Kunden und Geschäftspartnern, für das unverändert große Vertrauen, das für uns Ansporn und Verpflichtung für die Zukunft ist.

Hubert Schulte-Kemper   Burkhard Dallosch   Michael Fröhner

Aufsichtsrat

DR. ERIC STRUTZ
Vorsitzender
Mitglied des Vorstands der
Commerzbank AG, Frankfurt/Main

DIPL.-OEC. BERTA SCHUPPLI
Stellvertretende Vorsitzende, Wiesbaden

WOLFGANG HARTMANN
Mitglied des Vorstands der
Commerzbank AG, Frankfurt/Main

DR. RENATE KRÜMMER
(bis 22. November 2006)
Leiterin Zentraler Stab Konzern-entwicklung/Konzerncontrolling der
Commerzbank AG, Frankfurt/Main

MICHAEL REUTHER
(ab 22. November 2006)
Mitglied des Vorstands der
Commerzbank AG, Frankfurt/Main

ERICH LABS
Arbeitnehmervertreter
Hypothekenbank in Essen AG, Essen

KURT MÜLLER
Arbeitnehmervertreter
Immobilien Expertise GmbH, Essen

Vorstand

HUBERT SCHULTE-KEMPER
Vorsitzender, Marl

BURKHARD DALLOSCH
(ab 1. März 2006)
Essen

MICHAEL FRÖHNER
Dortmund

Beirat

DR. AXEL FRHR. V. RUEDORFFER
Vorsitzender
Mitglied des Zentralen Beirats der
Commerzbank AG, Frankfurt/Main

DR. FRIEDEL ABEL
Vorsitzender des Vorstands der
Hochtief Construction AG, Essen

FRANZ GRAVE
Weihbischof, Essen

HAROLD HÖRAUF
Mitglied des Aufsichtsrats der
HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

DR. HANS-JOACHIM JACOB
Wirtschaftsprüfer, München

UWE KRUSCHINSKI
Mitglied des Vorstands der
Landesbank Berlin AG, Berlin

HERMANN MARTH
Vorsitzender des Vorstands der
RAG Immobilien AG, Essen

DR. UDO SCHEFFEL
Vorsitzender der Geschäftsführung der
Bayerischen Bau- und Immobilien GmbH & Co. KG

DR. WOLFGANG SCHUPPLI
Rechtsanwalt, Wiesbaden

PRIV.-DOZ. DR. ULF R. SIEBEL
Rechtsanwalt, Frankfurt/Main

DR. ALFRED TACKE
Vorsitzender des Vorstands der
STEAG AG, Essen

Generalbevollmächtigte

NORBERT BODDENBERG
Essen

HANS-JÜRGEN KRÖNCKE
Haltern

JENS REMMERS
Kelkheim

Treuhänder

DIETER EBERLE
Rechtsanwalt, Essen

DR. THOMAS GEER
Stellvertreter, Essen

ROLF DAHLMANN †
Stellvertreter, Essen


Ein Erfolg für die

gesamte Region



Essen wird Kulturhauptstadt Europas 2010

Essen wird Kulturhauptstadt Europas 2010

„Essen für das Ruhrgebiet" beschreibt in großer Einigkeit die Bewerbung von 53 Städten um den Titel der Kulturhauptstadt Europas 2010. Die 5,3 Millionen Einwohner des Ruhrgebiets, Menschen aus 140 Nationen, haben der Eigenständigkeit der individuellen Städte zum Trotz im Laufe der Jahre eine Identität entwickelt. In ihrer eigenen, knappen Sprache bezeichnen sie sich als „Ruhris". Anders als die Metropolen mit feudaler Vergangenheit, wie Paris und London, hat das Ruhrgebiet im kulturellen Bereich wenig ererbt, aber viel erarbeitet – eine gemeinsam entwickelte und durchgesetzte Kultur. Der Stolz auf das Erreichte verbindet, vereint und motiviert auf dem Weg, eine europäische Kulturmetropole neuer Qualität zu werden.
Die Entwicklung von einer schwerindustriell geprägten Region zu einer attraktiven Kulturregion und vielseitigen Stadtlandschaft spiegelt sich in dem Bewerbungsmotto „Wandel durch Kultur – Kultur durch Wandel" wider. Ein Strukturwandel, der nur möglich wurde durch überdurchschnittlich hohe Innovationskraft. Mit dieser Stärke hat die Region es zur Europäischen Kulturhauptstadt 2010 geschafft. Die größte Industriemetropole Deutschlands, im Herzen Europas, bietet mit ihrem vielfältigen Kulturangebot, wie zum Beispiel der Zeche Zollverein, dem Industriepark Nord in Duisburg und vielen Museen und Opernhäusern, hohe Lebensqualität und steht mit einem erfreulichen Unternehmenszuwachs wohl gerüstet für die Zukunft da.
Auch wir bei der Essen Hyp arbeiten in einem multikulturellen Umfeld mit Menschen aus 19 Nationen. Und auch wir zählen Innovationsstärke zu den Kennzeichen unseres Geschäfts. Wir sind fest verwurzelt mit unserem Standort im Zentrum des Ruhrgebiets und identifizieren uns damit. Das zeigt sich unter anderem auch darin, dass wir als Sponsor aktiv an der Kulturhauptstadt 2010 mitarbeiten. Aber auch andere Events, u. a. im Kontext des deutsch-ungarischen Akzents, die bereits als Vorboten des Kulturhauptstadtjahres zu sehen sind, werden von uns mitbegleitet.
Wir empfinden besonderen Stolz über die Wahl Essens und darüber, dass durch unsere Aktivitäten die Kulturhauptstadt zu einem kleinen, aber feinen Anteil *durch die Bank erfolgreich(er)* wird.
Als international tätige Bank reicht unser Engagement weit über die Grenzen unseres Standorts hinaus. So gehört eine Spende für Adveniat zur Tradition unseres Hauses. Zudem unterstützten wir die Arbeit des Hilfswerks „Wort und Tat", das sich mit sozialen Projekten insbesondere in Indien, Tansania und Moldawien engagiert. Darüber hinaus konnte mit unserer Hilfe in Mali eine Krankenstation mit sterilem OP-Saal eröffnet werden.


ENTDECKEN
ERLEBEN
BEWEGEN


Erfolg mit Mozart



Das Europäische Klassik-Festival Ruhr 2006



Das Europäische Klassik-Festival Ruhr 2006

Auch 250 Jahre nach seiner Geburt wird weltweit über Mozart debattiert und gestritten. Viele, die sich lange und intensiv mit Mozarts wechselvollem Leben und Schaffen beschäftigt haben, bekennen sich immer noch als Suchende. Doch es genügen nur wenige Takte und schon stellen einigermaßen geübte Hörer fest: Mozart, eindeutig Mozart! Seine Musik ist leidenschaftlich, dunkel, abgründig, aber auch fröhlich, voller Harmonie und heiter wie keine andere. Sie ist einfach unverwechselbar und steht alleine deswegen schon im Mittelpunkt vieler renommierter Festivals, so auch des Europäischen Klassik-Festivals Ruhr.
Durch die Bank erfolgreich war unsere Arbeit als Organisator und Förderer dieses Festivals, das 2006 unter dem Motto „Ein Sommer mit Mozart" stand. In diesem Sommer traten im Ruhrgebiet neben gefeierten und weltberühmten Künstlern wie Justus Frantz auch lokale Talente auf.
Die Veranstaltungen an ungewöhnlichen Orten, wie zum Beispiel im Bergwerk Prosper Haniel, im Yehudi-Menuhin-Forum und der Maschinenhalle Gladbeck, tragen Jahr für Jahr zum unverwechselbaren Charakter und Erfolg des Europäischen Klassik-Festivals Ruhr bei.
Einer der Höhepunkte des Jahres war das Gedenkkonzert anlässlich des fünfzigsten Jahrestages des ungarischen Volksaufstandes am 23. Oktober. Die Neue Philharmonia Hungarica spielte Werke von Brahms und Haydn. Das ursprüngliche Orchester, die Philharmonia Hungarica, formierte sich aus Musikern, die wegen des tragischen Geschehens in Ungarn geflüchtet waren, Ende der 50er Jahre in Wien. In unglaublich kurzer Zeit wurde es ein gefeiertes Ensemble der ersten Konzertsäle der Welt.







On the road again





Essen Hyp präsentierte sich erfolgreich in Europa, Asien, Australien und Nordamerika





Essen Hyp präsentierte sich erfolgreich in Europa, Asien, Australien und Nordamerika

Die Essen Hyp pflegt eine von Offenheit und Transparenz geprägte Informationspolitik. Ziel ist es, durch persönliche Gespräche und detaillierte Informationen über unsere Aktivitäten Vertrauen herzustellen und dadurch eine fundierte Basis für die Entscheidung unserer Geschäftspartner zu schaffen. Das ist die Stärke der Essen Hyp, besonders enge Geschäftsbeziehungen zu pflegen und aufzubauen. Um das Vertrauen in unsere Leistungen zu stärken, führen wir regelmäßig Roadshow-Termine durch, bei denen sich das Management den Fragen der Geschäftspartner stellt. Dabei besuchen wir die Finanzzentren der Welt, um direkt vor Ort die Investoren über die Qualität unserer Produkte zu informieren.

In unserer „Mozart Roadshow 2006" verbanden wir die Themen des Jahres: die Fußball-Weltmeisterschaft und den 250. Geburtstag von Wolfgang Amadeus Mozart (dem „Weltmeister aller Komponisten"), indem wir eine speziell für die Essen Hyp abgewandelte „Fußball-Version" von Mozarts erster deutschsprachiger Oper „Die Entführung aus dem Serail" aufführten. Wir zeigten sie vor geladenen Gästen aus der Bankenbranche, dem Investorenumfeld, der Politik und der Diplomatie. Hubert Schulte-Kemper präsentierte die bisherigen Erfolge und Ziele der Essen Hyp.

Die Spielstätten lagen 2006 in Paris, Brüssel, Luxemburg und Amsterdam. Da die Roadshow 2006 *durch die Bank erfolgreich* war, soll es auch 2007 wieder mit demselben Thema in ausgewählten Hauptstädten weitergehen.

Neben Europa wurden entsprechend der Internationalisierungsstrategie der Essen Hyp Nordamerika, Asien und Australien bereist. Australien stand vor dem Hintergrund unseres neuen Debt Issuance Program in australischen Dollar erstmalig auf der Agenda.




molto
OPEN


STAFF
Erfolg als Team




ESSEN HYP
ESSEN HYP

Die Essen Hyp bedankt sich bei ihren Mitarbeitern für die gute Zusammenarbeit







Rund 220 Mitarbeiter, 19 Nationalitäten, ein Unternehmen – das ist die Essen Hyp mit ihren Tochtergesellschaften. Flexibilität, Schnelligkeit und Verantwortungsbewusstsein zeichnen jeden einzelnen Mitarbeiter in unserem Hause aus. Nur so können wir in dem sich ständig wandelnden globalen Markt bestehen. Ein starkes Team, das sicherstellt, dass wir auch in Zukunft *durch die Bank erfolgreich* sein werden.









Wer *durch die Bank erfolgreich* sein will, muss mehr bieten. Deshalb gehört es zur guten Tradition der Essen Hyp, alle Mitarbeiter zu fördern, anzuspornen und ihnen viele Möglichkeiten zur persönlichen Entwicklung zu eröffnen. Wir wissen, dass jeder Erfolg immer der Erfolg von allen ist.





Lagebericht des Vorstands





Wirtschaftliche Rahmenbedingungen

Obgleich der weltwirtschaftliche Aufschwung im Verlauf des letzten Jahres etwas an Schwung verlor, erhöhte sich die jahresdurchschnittliche Wachstumsrate der Weltwirtschaft von 3,3 % im Jahr 2005 auf 3,8 % im Berichtsjahr.

Wachstum der US-Wirtschaft. In den Vereinigten Staaten wurde die gesamtwirtschaftliche Leistung im ersten Quartal 2006 mit einer auf das Jahr hochgerechneten Rate von über 5 % ausgeweitet. Gründe dafür waren der sehr milde Winter und die Wiederaufbauarbeiten in den von den Hurrikans Katrina, Rita und Wilma zerstörten Gebieten. In den beiden darauf folgenden Quartalen reduzierte sich das Expansionstempo auf annualisierte Wachstumsraten von etwas über 2 %. Diese Wachstumsverlangsamung ist vor allem auf den lang prognostizierten Absturz der Wohnungsbauinvestitionen zurückzuführen. Die privaten Bauinvestitionen in Nichtwohnbauten gewannen hingegen merklich an Schwung und bildeten eine Stütze der Konjunktur. Der vor dem Hintergrund kaum noch steigender Eigenheimpreise von vielen Marktteilnehmern befürchtete Wachstumseinbruch bei den privaten Konsumausgaben blieb bislang aus. Das dank des engen Arbeitsmarktes anhaltend rege Wachstum der Lohn- und Gehaltssumme hielt die Konsumlaune der US-Bürger aufrecht. Das Wachstum des Bruttoinlandsproduktes erreichte im Durchschnitt des Berichtsjahres eine Rate von 3,4 %. Das entspricht fast punktgenau unserer am Jahresanfang erstellten Prognose.

Die Inflationsrate stieg im Verlauf des ersten Halbjahres bis auf 4,3 % an, jedoch gab in der zweiten Jahreshälfte die Teuerungsrate im Zuge fallender Energiepreise wieder merklich nach und betrug zeitweilig nur 1,3 %. Im Jahresdurchschnitt 2006 belief sich die Veränderungsrate des Konsumentenpreisindex auf 3,2 %, nach 3,4 % im Vorjahr. Die ohne Energiekosten und Nahrungsmittel gerechnete Inflationsrate zog indes von 2,2 % im Jahr 2005 auf 2,5 % im Berichtsjahr an.

Wirtschaftsentwicklung im Euroraum. Im Euroraum hat sich das Wirtschaftswachstum im Verlauf des Berichtszeitraumes merklich beschleunigt. Die gesamtwirtschaftliche Expansionsrate erhöhte sich auf 2,7 % in 2006 nach nur 1,4 % im Jahr zuvor. Sie übertraf damit deutlich die Erwartungen vor Jahresfrist. Das gesamtwirtschaftliche Wachstum wurde zu nahezu gleichen Teilen von privaten Konsumausgaben und Anlageinvestitionen getragen. Die Wachstumstabelle des Euroraumes wurde abermals von Irland angeführt, gefolgt von Finnland und Spanien. Die rote Laterne des Wachstumsschlusslichts ging im abgelaufenen Jahr an Portugal.

Die Veränderungsrate des harmonisierten Verbraucherpreisindex im Euroraum belief sich im Durchschnitt des Berichtszeitraumes auf 2,2 %. Damit lag die Teuerungsrate zum siebten Mal in Folge über dem EZB-Ziel einer Inflationsrate von nahe, aber unter 2 %. Die sogenannte Kernteuerungsrate, also die ohne Energie und weitere volatile Komponenten gerechnete Rate, verharrte hingegen bei 1,4 %. Diese moderate Entwicklung der „unterliegenden" Inflation dürfte darauf zurückzuführen sein, dass ein beschleunigtes Produktivitätswachstum die leicht anziehenden Lohnsteigerungen kompensierte und somit die Veränderungsrate der Lohnstückkosten gedrückt hielt.

Wirtschaftsentwicklung in Deutschland. Die Entwicklung der deutschen Wirtschaft hat selbst die größten

Optimisten überrascht. Anfang 2006 hatten von der britischen Fachzeitschrift „Consensus Economics“ befragte Prognostiker bei Investment-Banken und Wirtschaftsforschungsinstituten im Mittel eine jahresdurchschnittliche Wachstumsrate von 1,6 % und in der Spitze eine Rate von 2,0 % erwartet. Tatsächlich belief sich das Expansionstempo in kalenderbereinigter Rechnung nach vorläufigen Angaben des statistischen Bundesamtes auf 2,7 %. Diese Wachstumsüberraschung ist zu großen Teilen auf die Erholung der Baukonjunktur zurückzuführen. Nachdem die Bauinvestitionen in sechs aufeinander folgenden Jahren teilweise stark rückläufig waren, übertraf die Bauleistung im abgelaufenen Jahr ihr Vorjahresniveau um 3,6 %. Dabei erstreckte sich die Erholung der Baukonjunktur sowohl auf die Investitionen in Wohnbauten als auch auf die Investitionen in Nichtwohnbauten. Ferner wurden die Ausrüstungsinvestitionen mit einer Rate im hohen einstelligen Bereich ausgeweitet. Auch die privaten Konsumausgaben legten etwas zu. Insgesamt erhöhte sich die gesamtwirtschaftliche Wachstumsrate in kalenderbereinigter Rechnung von 1,1 % im Jahr 2005 auf die schon genannten 2,7 % im vergangenen Jahr. Obgleich dieses gesamtwirtschaftliche Wachstum überwiegend auf die erstarkte Inlandsnachfrage zurückzuführen war, zeigte sich auch die Auslandsnachfrage aufgrund der guten Weltkonjunktur und der hohen Wettbewerbsfähigkeit der deutschen Wirtschaft äußerst lebhaft. Die deutschen Unternehmen konnten trotz der Aufwertung des Euro den Export von Waren und Dienstleistungen im Berichtszeitraum mit einer zweistelligen Rate steigern. Damit ist Deutschland zum vierten Mal in Folge Exportweltmeister im Warenhandel. Aufgrund sprudelnder Steuereinnahmen sank das Finanzierungsdefizit des Staates auf 2,0 % (bezogen auf das nominale Bruttoinlandsprodukt) und unterschritt damit erstmals seit dem Jahr 2001 wieder das 3%-Kriterium des Maastricht-Vertrags.

Die Preisauftriebstendenzen auf Verbraucherebene waren in Deutschland aufgrund der fallenden Lohnstückkosten sehr verhalten. Obgleich sich im Frühjahr Heizöl und Kraftstoffe sprunghaft verteuerten, bildete sich die jahresdurchschnittliche Veränderungsrate des Verbraucherpreisindex von 2,0 % im Jahr 2005 auf 1,7 % im Berichtsjahr zurück.

Entwicklung der japanischen Wirtschaft. Die japanische Wirtschaft befindet sich in der längsten Aufschwungphase seit dem 2. Weltkrieg. Im Jahr 2006 stieg das Bruttoinlandsprodukt entsprechend unserer Prognose mit einer Wachstumsrate von gut 2 % an. Die Ausweitung des Außenbeitrages trug etwas weniger als einen Prozentpunkt zum gesamtwirtschaftlichen Wachstum bei. Die japanischen Exportunternehmen profitierten sowohl von der guten Konjunktur in ihren Hauptabsatzmärkten als auch von der Yen-Schwäche. Ein weiterer Wachstumsträger waren infolge kräftig gestiegener Kapazitätsausnutzung und sprudelnder Unternehmensgewinne die Unternehmensinvestitionen, die um rund 7 % zulegten. Der Anstieg der privaten Konsumausgaben blieb hingegen mit einer Wachstumsrate von knapp 1 % hinter der allgemeinen Wirtschaftsentwicklung zurück. Der enge Arbeitsmarkt – im Dezember 2006 kamen auf 100 Bewerber 108 Stellenangebote – hat sich entgegen unserer Erwartung noch nicht in einem spürbaren Anstieg der Lohn- und Gehaltssumme niedergeschlagen.

Die jahresdurchschnittliche Vorjahresveränderungsrate des in Japan gebräuchlichen Konsumentenpreisindex – der Konsumentenpreisindex ohne frische Nahrungsmittel – betrug im Berichtszeitraum 0,1 %. Damit lag die Teuerungsrate erstmalig seit sieben Jahren wieder über der Nullmarke. Gleichwohl kann die Deflation noch nicht mit letzter Sicherheit als überwunden angesehen werden, da beispielsweise der ohne Nahrungsmittel und Energie gerechnete Konsumentenpreisindex im

Berichtszeitraum sein Vorjahresniveau noch um 0,4 % unterschritt.

Entwicklung der Bankenbranche. Die Stabilität im deutschen Bankensektor hat sich im Berichtszeitraum weiter verbessert. Der im Jahr 2003 begonnene Konsolidierungsprozess setzte sich fort.

Vor dem Hintergrund der globalen Konjunkturentwicklung sowie der dynamischen Investitionstätigkeit und des vergleichsweise kräftigen Wirtschaftswachstums in Deutschland sind im Berichtsjahr die Erträge der Banken gestiegen. Dies traf insbesondere auf das handels- und provisionsabhängige Geschäft zu. Auch die Kreditvergabe wurde im Berichtszeitraum weiter ausgebaut. Die deutschen Banken haben im September 2006 rund 2 % mehr Kredite an Unternehmen und Privatpersonen ausgereicht als im gleichen Zeitraum des Vorjahres. Gleichzeitig entspannte sich die Risikolage im Kreditgeschäft – insbesondere gegenüber der angespannten Situation in den Jahren 2002/2003 – im Berichtsjahr deutlich. So sanken die Bestände an notleidenden Krediten auf ein Niveau, wie es zuletzt Ende der neunziger Jahre erreicht wurde.

Die im Verband Deutscher Pfandbriefbanken (vdp) zusammengeschlossenen Mitgliedsinstitute verzeichneten hingegen rückläufige Neuzusagen im gesamten Kreditgeschäft. In den ersten drei Quartalen 2006 wurden 13,6 % weniger Kredite ausgereicht als im Vergleichszeitraum des Vorjahres. Davon entfielen 68 % auf Zusagen im Staatskreditgeschäft, 32 % auf Hypothekendarlehen. Die Kreditvergabe an die öffentliche Hand, die deutlich um rund 20 % zurückging, verzeichnete einen Auslandsanteil von 42 %.
Die Neuzusagen im Immobilienfinanzierungsgeschäft stiegen insgesamt um 4,2 %, jedoch setzte sich der Trend zum Auslandsgeschäft in 2006 nicht weiter fort. In den ersten neun Monaten des Berichtsjahres erreichten Neuzusagen an ausländische Adressen eine Quote von 33 %. Insgesamt wichtigster Bereich war nach wie vor die Finanzierung gewerblich genutzter Objekte mit einem Anteil von 67 %. So konnten die Pfandbriefbanken das Volumen an gewerblichen Beleihungen um 6,5 % steigern.

Mit dem geringeren Neugeschäftsvolumen auf der Aktivseite entwickelte sich die Refinanzierung der deutschen Pfandbriefbanken im Zeitraum bis Ende September 2006 ebenfalls rückläufig. So betrug der Absatz von Schuldverschreibungen der vdp-Mitgliedsinstitute € 143 Mrd., ein Rückgang um 13,2 %. Die Entwicklung der beiden Marktsegmente öffentliche Pfandbriefe und Hypothekenpfandbriefe verlief gegenläufig. Während der Absatz von öffentlichen Pfandbriefen um 19 % sank, stiegen die Emissionen von Hypothekenpfandbriefen in den ersten drei Quartalen um 19 %. Die Emission von nicht deckungspflichtigen Papieren verzeichnete einen Rückgang von 17 %.

Entwicklung der Kapitalmärkte
In der ersten Hälfte des Berichtszeitraumes setzte die Federal Reserve ihren im Juni 2004 begonnenen Zinserhöhungskurs ohne Unterbrechung fort. Auf jeder Sitzung des Offenmarktausschusses wurde eine Erhöhung des Tagesgeldzielsatzes um 25 Basispunkte beschlossen, sodass sich der Leitzins in diesem Zeitraum um insgesamt 100 Basispunkte auf 5,25 % erhöhte. In der zweiten Jahreshälfte nahm die Federal Reserve eine abwartende Haltung ein und beließ dementsprechend ihren Tagesgeldzielsatz unverändert. Grund hierfür mag – neben dem sich abzeichnenden Einbruch am Wohnimmobilienmarkt – die infolge wieder fallender Energiepreise merkliche Zurückbildung der Teuerungsrate

Renditeentwicklung von Staatsanleihen im Jahr 2006, Vereinigte Staaten und Deutschland im Vergleich


%
%-Punkte
5,5
5,0
4,5
4,0
3,5
3,0
2,0
1,5
1,0
0,5
0,0
−0,5
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.
Treasury Notes, Laufzeit 10 Jahre (linke Skala)
Bundesanleihen, Laufzeit 10 Jahre (linke Skala)
Zinsvorteil von Treasury Notes (rechte Skala)

Quelle: Bloomberg

Geldmarktsätze und Pfandbriefrenditen im Jahr 2006 im Euroraum in %


5,0
4,0
3,0
2,0
1,0
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.
10-jährige Pfandbriefe
5-jährige Pfandbriefe
Spitzenrefinanzierungsfazilität
3-Monats-Geld
Einlagenfazilität

Quellen: Bloomberg, EZB

gewesen sein. Die Renditen von zehnjährigen Emissionen des US-Schatzamtes sind im Einklang mit der beschriebenen geldpolitischen Straffung von 4,39 % am Jahresende 2005 bis auf ein Hoch von 5,24 % gegen Ende Juni geklettert. Danach drehte jedoch die Stimmung an den Rentenmärkten. Die Kapitalmarktteilnehmer interpretierten die im Anschluss an die Juni-Sitzung des Offenmarktausschusses veröffentlichte Stellungnahme dahingehend, dass die US-Notenbank am Ende ihres Zinserhöhungskurses angelangt sei. Zudem vertraten in der zweiten Jahreshälfte viele Marktteilnehmer die Ansicht, dass der Einbruch des Eigenheimmarktes die Konsumlaune der US-Bürger merklich belasten werde. Die Federal Reserve werde daher – so die damalige Marktmeinung – zur Vermeidung einer Rezession wieder auf einen Zinssenkungskurs umschwenken. Infolgedessen sanken die Renditen von zehnjährigen US-Staatsanleihen Anfang Dezember auf 4,42 %. Im weiteren Verlauf des Dezembers bildeten sich die Zinssenkungserwartungen jedoch wieder etwas zurück, da die US-Konjunkturnachrichten besser als erwartet ausfielen. In der Folge zogen die Renditen von zehnjährigen US-Staatsanleihen bis auf 4,70 % am Jahresende an. Somit erhöhten sich im Berichtsjahr die Renditen von zehnjährigen US-Staatsanleihen um 31 Basispunkte.

Die Europäische Zentralbank hat im Berichtszeitraum ihren Hauptrefinanzierungssatz um insgesamt 125 Basispunkte auf 3,50 % heraufgeschleust. Darüber hinaus legten die Marktteilnehmer die EZB-Stellungnahmen dahingehend aus, dass der EZB-Rat geneigt sei, im Jahr 2007 weiter an der Zinsschraube zu drehen. Die Währungshüter im Euro-Tower sorgten sich dem Vernehmen nach, dass die zurückliegenden Ölpreissteigerungen – insbesondere vor dem Hintergrund einer reichlichen Liquiditätsausstattung und eines robusten Wirtschaftswachstums – stärker auf die Inflationsrate durchschlagen könnten.

Die Renditen von zehnjährigen Bundesanleihen kletterten von 3,31 % am Jahresende 2005 bis auf ein Hoch von 4,10 % am 28. Juni empor. Sie bewegten sich damit im Einklang mit der Vorgabe ihrer US-Pendants. Gleichzeitig mit der Wende am US-Rentenmarkt stellten sich auch hierzulande wieder fallende Kapitalmarktrenditen ein. Die Renditen von lang laufenden Bundesanleihen folgten der freundlichen US-Vorgabe nur unterproportional. Eine verschärfte Tonlage aus dem Euro-Tower hielt im Euroraum die Zinserhöhungserwartungen am Leben und stand so einem stärkeren Renditerückgang entgegen. Daher sanken die Renditen von zehnjährigen Bundesanleihen Anfang Dezember 2006 lediglich bis auf 3,66 %. Zum Jahresultimo rentierten die zehnjährigen Emissionen des Bundes mit 3,95 % und damit 64 Basispunkte höher als Ende 2005. Der Renditevorsprung von zehnjährigen US-Staatsanleihen gegenüber Bundesanleihen mit kongruenter Laufzeit reduzierte sich von 108 Basispunkten am Jahresende 2005 auf 75 Basispunkte am Jahresende 2006.

Der Zinsvorsprung von zehnjährigen Pfandbriefen (PEX) gegenüber Bundesanleihen mit kongruenter Laufzeit (REX) erhöhte sich von 11 Basispunkten im Durchschnitt des Monates Dezember 2005 auf 25 Basispunkte im Durchschnitt des Monates Dezember 2006. Im selben Zeitraum verringerte sich jedoch die Differenz zwischen den Renditen von zehnjährigen Pfandbriefen und Zehnjahres-Swapsätzen von plus 2 Basispunkten auf minus 2 Basispunkte.

Die japanische Notenbank beendete im März ihre ultraexpansive Politik der quantitativen Lockerung und kehrte zur Nullzinspolitik zurück. Vier Monate später beschloss die Bank of Japan (BoJ), den Tagesgeldzielsatz von 0 auf 0,25 % anzuheben. In diesem Umfeld kletterten die Renditen von zehnjährigen japanischen Staatsanleihen von knapp 1,5 % am Jahresende 2005 auf knapp 1,7 % Ende 2006.

Kapitalmarktgeschäft

Neuzusagen

Im Kapitalmarktgeschäft haben wir unser Neugeschäftsvolumen mit € 32,2 Mrd. (€ 27,1 Mrd.) um rund 20 % gesteigert. Darunter waren € 31,6 Mrd. (€ 26,4 Mrd.) an Darlehen und Wertpapieren, die für die Deckung unserer öffentlichen Pfandbriefe geeignet sind.
Entgegen dem allgemeinen Branchentrend haben wir unser Neugeschäft mit inländischen öffentlichen Haushalten gesteigert. Die Neuausleihungen an diese Adressen erhöhten sich im Berichtsjahr um 9,1 % auf € 10,8 Mrd. (€ 9,9 Mrd.). An sonstige öffentlich-rechtliche Adressen haben wir Kredite mit einem Volumen von € 5,0 Mrd. (€ 7,2 Mrd.) ausgereicht. Das entspricht einem Rückgang von 30,6 %.

Im Geschäftsjahr 2006 haben wir entsprechend unseren Planungen wesentliche Fortschritte bei der Internationalisierung unseres Kreditportfolios gemacht. Diese wurden begünstigt durch die Tatsache, dass Deckungslimitierungen aufgrund des 2005 in Kraft getretenen Pfandbriefgesetzes nur noch für Geschäfte außerhalb der EU existieren.
Im Zuge dessen haben wir im Berichtsjahr das Neugeschäft im Bereich der deckungsfähigen Darlehen und Wertpapiere an ausländische Schuldner um 69,9 % auf € 15,8 Mrd. (€ 9,3 Mrd.) ausgeweitet. Kredite mit einem Neugeschäftsvolumen von mehr als € 1 Mrd. haben wir aus den EU-Ländern Spanien, Italien, Griechenland und Portugal in die Bücher genommen. In den Vereinigten Staaten erreichten die Neuzusagen € 1,1 Mrd. Mitverantwortlich für die Ausweitung des Auslandsgeschäfts war der Ausbau unseres internationalen Netzes an Bankpartnern.

Bestandsentwicklung Kapitalmarktgeschäft nach Regionen in Mrd. €


52,6
49,9
50
40
30
24,2
19,7
20
10
2,1
2,9
0
Deutschland
Europa
Sonstige
2005
2006

Bestandsentwicklung Kapitalmarktgeschäft nach Sektoren in Mrd. €


50
40
30
20
10
0
47,2
45,5
27,1 27,9
1,8 1,9
Gebiets-
körperschaften
Banken
Unternehmen
2005
2006

Nicht deckungsfähige Wertpapiere von inländischen Schuldnern haben wir im Umfang von insgesamt € 0,1 Mrd. (€ 0,1 Mrd.) erworben. Das Gesamtvolumen der Kredite, die wir an ausländische Schuldner vergeben haben und die nicht für die Deckung unserer öffentlichen Pfandbriefe geeignet sind, belief sich auf € 0,6 Mrd. (€ 0,6 Mrd.).

Kapitalmarktbestand

Im Einklang mit unseren umfangreichen Geschäftsaktivitäten im Kapitalmarktgeschäft hat sich der gesamte Kapitalmarktbestand von € 74,4 Mrd. um 3,5 % auf € 77,0 Mrd. erhöht. Die Bestandsentwicklung nach Regionen verdeutlicht die fortlaufende Internationalisierung unseres Kapitalmarktgeschäfts. Während sich der Bestand an inländischen Engagements um € 2,7 Mrd. bzw. 5,4 % auf € 49,9 Mrd. (€ 52,6 Mrd.) verringerte, konnten die Bestände innerhalb der EU, anderer europäischer Staaten, Asien und Nordamerika sowie der übrigen Regionen um € 5,3 Mrd. bzw. 24,3 % auf € 27,1 Mrd. (€ 21,8 Mrd.) gesteigert werden.

In der sektoralen Gliederung wird deutlich, dass der Anstieg im Wesentlichen auf Ausleihungen an Gebietskörperschaften zurückzuführen ist. Der Anteil dieser Adressen betrug zum Jahresultimo € 47,2 Mrd. (€ 45,5 Mrd.), der der Banken lag bei € 27,9 Mrd. (27,1 Mrd.). Der Bestand im Sektor Unternehmen hat sich von € 1,8 Mrd. auf € 1,9 Mrd. um 5,6 % leicht erhöht.

Im Rahmen des mit € 47,2 Mrd. (€ 45,5 Mrd.) größten Portfolios, der Gebietskörperschaften, lag

Bestandsentwicklung Gebietskörperschaften in Mrd. €


30
25
20
15
10
5
0
1,2
2,7
26,7
25,5
4,9
4,3
9,1
8,1
2,8
4,3
0,8
2,3
Bund
Bundes-länder
Kommunen
Zentral-regierungen
Regional-regierungen
Kommunen
Inland
Ausland
2005
2006

Bestandsentwicklung Banken in Mrd. €


15
12,5
10
7,5
5
2,5
0
5,6
5,0
12,2
10,5
2,0
1,7
0,2
0,3
7,1
10,4
Sparkassen
sonstige öffentlich-rechtliche Kreditinstitute
Banken
sonstige öffentlich-rechtliche Kreditinstitute
Banken
Inland
Ausland
2005
2006

der Schwerpunkt mit € 25,5 Mrd. (€ 26,7 Mrd.) erneut bei den Bundesländern, deren anteiliges Volumen sich jedoch im Berichtszeitraum von 58,7 % auf 54,0 % verringerte. Der Bestand an Krediten des Bundes stieg zum Jahresultimo auf € 2,7 Mrd. (€ 1,2 Mrd.). Rückläufig entwickelten sich die Ausleihungen an inländische Kommunen mit einem Volumen in Höhe von € 4,3 Mrd. nach € 4,9 Mrd. im Vorjahr. In dieses Segment fallen auch Kredite an öffentlich-rechtliche Versicherungsunternehmen, öffentliche und öffentlich-verbürgte Unternehmen sowie Organisationen ohne Erwerbszweck.

Auf ausländische Zentralregierungen entfielen mit € 8,1 Mrd. (€ 9,1 Mrd.) weniger Ausleihungen als im Vorjahreszeitraum. Der Anteil von Ausleihungen an ausländische Regionalregierungen stieg hingegen von € 2,8 Mrd. auf € 4,3 Mrd., ebenso der Bestand im Sektor „ausländische Kommunen" mit € 2,3 Mrd. (€ 0,8 Mrd.). Insgesamt erreichte der Bestand an ausländischen Gebietskörperschaften ein Volumen von € 14,7 Mrd. (€ 12,7 Mrd.).

Im Bankenportfolio in Höhe von € 27,9 Mrd. (€ 27,1 Mrd.) hat sich 2006 der Anteil der inländischen Adressen verringert. So sank das Volumen im Segment der Sparkassen auf € 5,0 Mrd. (€ 5,6 Mrd.). Ebenso verringerten sich die Forderungen an sonstige öffentlich-rechtliche Kreditinstitute von € 12,2 Mrd. auf € 10,5 Mrd. und die Ausleihungen an private inländische Banken von € 2,0 Mrd. auf € 1,7 Mrd.
Bestandszuwächse erzielten wir 2006 bei ausländischen Adressen. Mit nunmehr € 10,4 Mrd. (€ 7,1 Mrd.) hat der Bestand an ausländischen Bankenanleihen um 46,5 % zugelegt. Zusagen an sonstige öffentlich-rechtliche Kreditinstitute mit Sitz im Ausland erreichten € 0,3 Mrd. (€ 0,2 Mrd.).

Insgesamt spiegelt die Bestandsentwicklung im Kapitalmarktgeschäft die fortschreitende Diversifizierung und Internationalisierung wider. Der Anteil der Adressen in Deutschland sank auf 64,8 % nach 70,8 % im Vorjahr. Entsprechend stieg das Auslandsportfolio auf mehr als ein Drittel aller Assets im Kapitalmarktgeschäft.

Immobilienfinanzierungen

Im Immobilienfinanzierungsgeschäft haben wir ein Volumen von € 2,0 Mrd. neu zugesagt nach € 1,8 Mrd. im Vorjahr. Die Struktur der Neuzusagen hat sich im Vergleich zum Vorjahreszeitraum deutlich geändert. Lag der Schwerpunkt 2005 mit € 1,0 Mrd. auf dem gewerblichen Neugeschäft, haben wir uns in 2006 verstärkt auf Neuabschlüsse im Privatkundensegment konzentriert. Dort erhöhten sich die Neuzusagen auf ein Volumen von € 1,3 Mrd. (€ 0,8 Mrd.). Ein wesentlicher Grund für die Ausweitung war ein Portfolioankauf in Höhe von € 0,4 Mrd. im dritten Quartal 2006. Die Neuzusagen bei gewerblichen Immobilienfinanzierungen blieben mit € 0,7 Mrd. (€ 1,0 Mrd.) unter dem Niveau des Vorjahres.

Entwicklung bedeutender Immobilienmärkte

Immobilienmarkt Deutschland. Die Lage auf dem deutschen Immobilienmarkt hat sich im Jahr 2006 verbessert. So kam es nach den hohen Leerstandsquoten in den Vorjahren zu leicht rückläufigen Leerstandsraten an den wichtigsten deutschen Bürostandorten. Gleichwohl zeichnete sich der Markt durch ein aus den neunziger Jahren stammendes erhöhtes Angebot für große Flächen aus. Die spürbare Belebung der Nachfrage im Berichtsjahr vor allem nach kleinen und mittleren Flächeneinheiten belegte jedoch die insgesamt verbesserte Stimmung auf dem nationalen Immobilienmarkt.
In Düsseldorf konsolidierte sich der Büromarkt durch stetig anziehende Büromieten und -preise. Zeichnete sich der Markt in den vergangenen Jahren durch sinkende Büromieten aus, die im Wesentlichen durch erhöhte Leerstandsquoten zwischen 2001 und 2005 zustande kamen, so wurden im Berichtsjahr wieder die Höchststände erreicht. Entsprechend zog die Flächennachfrage an, vor allem begünstigt durch eine weiterhin starke Nachfrage seitens des Dienstleistungssektors.
Auch in Hamburg erhöhte sich die Leerstandsquote in den letzten Jahren. Nichtsdestotrotz war die Lage auf den Büromärkten in der Hansestadt stabiler als im Vergleich zu anderen Top-Standorten. Dazu trug in 2006 eine spürbare Belebung der Büroraumnachfrage insbesondere seitens der Branchen Werbung und Multimedia bei. Gefragt waren vor allem Flächen in der Innenstadt sowie zentrumsnahe Lagen.
Auf die enorme Nachfrage auf dem Münchener Büromarkt und den damit einhergehenden äußerst niedrigen Leestandsquoten vor mehreren Jahren folgte eine rege Bautätigkeit. Diese Flächen kamen zu einem Großteil erst auf den Markt, als die Nachfrage stark gesunken war. Dadurch stieg der Leerstand sprunghaft an. 2006 schließlich wurden wieder mehr und zunehmend auch größere Flächeneinheiten nachgefragt. Die Büromieten für 1a-Lagen stiegen im Berichtsjahr leicht an.
Die Nachfragebelebung auf den Berliner Immobilienmärkten führte dazu, dass sich die Mieten und Preise im Berichtsjahr stabilisierten. Die noch vor Jahren aufgrund der konjunkturellen Entwicklung entstandenen Leerstände haben sich im Jahr 2006 verstetigt. Hauptnachfrager in der Bundeshauptstadt sind der öffentliche Sektor und Firmen, die unternehmensbezogene Dienstleistungen anbieten.
In Frankfurt hatte sich die Leerstandsquote von 2001 bis 2005 vervierfacht. Mittlerweile ist die Talsohle durchschritten, die Nachfrage wieder stärker gestiegen. Vor allem Unternehmen aus dem Dienstleistungssektor fragten mehr Flächen nach. Trotz der Belebung blieben die Mietpreise auf einem stabilen Niveau.

Immobilienmarkt Frankreich. Die Investitionen in Gewerbeimmobilien legten in Frankreich im Berichtsjahr erneut kräftig zu und überschritten am Jahresende die Marke von € 20,0 Mrd. Dabei

waren Büroimmobilien mit einem Anteil von über 80 % nach wie vor die gefragtesten Investitionsobjekte. Über 80 % des Gesamtinvestitionsvolumens entfielen auf die Region „Ile-de-France" mit dem Ballungsraum Paris. Aufgrund der Knappheit an qualitativ guten Objekten in den „klassischen" Märkten in Paris sowie westlich der Stadt richteten die Investoren ihr Interesse zunehmend auch auf das Pariser Umland und die französischen Regionalmetropolen. Der Leerstand in der Region „Ile-de-France" verringerte sich 2006 auf ca. 5,2 % (6,0 %). Insgesamt sind dort im Jahresverlauf die Mieten um knapp 4 % gestiegen. Die insgesamt gute Nachfragesituation spiegelt sich in einem gegenüber 2005 erneut gewachsenen Flächenumsatzvolumen wider.
In Paris selbst lag der Leerstand 2006 bei lediglich 3,8 %. Die Spitzenrenditen für Büroimmobilien im Pariser Central-Business-Distrikt waren erneut leicht rückläufig und unterschritten wie schon im Vorjahr die 5%-Marke.

Immobilienmarkt Großbritannien. Der britische Immobilienmarkt war geprägt von einem weiteren Rückgang der Leerstände sowie weiteren Mietzuwächsen. So lag die Leerstandsquote auf dem Büromarkt für Central London im Jahresdurchschnitt bei unter 8 %. Als Nachfrager traten vor allem institutionelle Immobilien- und Pensionsfonds am Markt auf. Die private Nachfrage blieb auf einem niedrigen Niveau, was unter anderem auf die im Berichtsjahr erfolgten Zinserhöhungen zurückzuführen ist. Aufgrund der ungebrochenen Investitionsnachfrage, dem Mangel an guten Objekten, der Verfügbarkeit hoher Liquidität sowie eines trotz Erhöhung noch relativ niedrigen Zinsniveaus fielen die Renditen auf einen neuen Tiefststand. Für Prime-Objekte lagen diese zwischen 4 % und 5 %. Hinzu kommen verstärkte Verbriefungsaktivitäten der amerikanischen Investmentbanken sowie der großen britischen Banken. Die hierdurch induzierten niedrigen Kreditkosten verstärkten den Trend zu sinkenden Renditen. Der starke Wettbewerb der Banken führte zusätzlich zu einem weiteren Margenverfall und teilweise zu höheren Beleihungen.

Immobilienmarkt USA. Der Büromarkt in den Vereinigten Staaten zeichnete sich im Berichtsjahr durch sinkende Leerstandsquoten, steigende Mietpreise, aber aufgrund höherer Kaufpreise fallende Renditen aus. Während die durchschnittliche landesweite Leerstandsquote in Innenstadtbereichen bei 11,7 % (13 %) lag, entwickelten sich insbesondere Midtown Manhattan mit 5,5 % (7,1 %), Washington D.C. mit 7,7 % (8,0 %) und Boston mit 8,2 % (11,9 %) hervorragend. Begleitend stiegen auch die Mieterträge. So war in der jüngsten Zeit ein verstärkter Nachfragetrend nach Class-B-Objekten in gesuchten Lagen festzustellen.
Von den wichtigsten Büromärkten in den USA wies lediglich Chicago als drittgrößter einen gegenläufigen Trend auf. Dort wurde mit 16,6 % (15,7 %) eine überdurchschnittliche Leerstandsquote verzeichnet. Als schwächster Markt wurde Detroit mit einer Leerstandsquote von 26,9 % (24,5 %) ausgewiesen; Werte, wie sie Ende der achtziger Jahre auch in Städten wie Phoenix und Miami herrschten, die aktuell bei 11,2 % bzw. 10,0 % lagen.
Weiterhin sahen sich die Mieter unter Druck, auslaufende Mietverträge rechtzeitig zu verlängern, um so den ständig steigenden Mietpreisen zuvorzukommen. Spitzenreiter waren hier Class-A-Immobilien in Midtown Manhattan, bei denen Mieten von über US$ 1.000 je Quadratmeter pro Jahr keine Seltenheit mehr sind.

Neuzusagen
Bei unseren neu zugesagten Hypothekarkrediten im Jahr 2006 in Höhe von insgesamt € 2,0 Mrd. (€ 1,8 Mrd.) haben wir im Vergleich zum Vorjahr den Anteil der Zusagen für gewerbliche Finanzierungen auf 34,9 % (53,8 %) verringert. Schwerpunkt

Gesamte Hypothekenneuzusagen 2006

Gliederung nach Immobilienarten in %


10,4
17,1
1,2
12,8
0,1
2,3
1,4
54,7
Büroflächen
Produktionsstätten
Handels- und Einzelhandelsstätten
Hotels und Gaststätten
Logistikimmobilien und Lager
Sonstige
Eigengenutzte Wohnobjekte
Mietwohnungsbau

Gesamtvolumen: € 2.026 Mio.

Gliederung nach Regionen in %


3,6
19,0
57,5
4,0
0,7
Gewerbeimmobilien Ausland
Gewerbeimmobilien West (D)
Gewerbeimmobilien Ost (D)
Wohnimmobilien Ausland
Wohnimmobilien West (D)
Wohnimmobilien Ost (D)

Gesamtvolumen: € 2.026 Mio.

Hypothekendarlehensbestand 2006

Gliederung nach Immobilienarten in %


9,1
17,8
0,7
1,3
1,1
2,1
62,3
Büroflächen
Produktionsstätten
Handels- und Einzelhandelsstätten
Hotels und Gaststätten
Logistikimmobilien und Lager
Sonstige
Eigengenutzte Wohnobjekte
Mietwohnungsbau

Gesamtvolumen: € 8.215 Mio.

Gliederung nach Regionen in %


7,9
11,6
15,0
2,0
0,6
62,9
Gewerbeimmobilien Ausland
Gewerbeimmobilien West (D)
Gewerbeimmobilien Ost (D)
Wohnimmobilien Ausland
Wohnimmobilien West (D)
Wohnimmobilien Ost (D)

Gesamtvolumen: € 8.215 Mio.

war im Berichtszeitraum die Finanzierung wohnwirtschaftlicher Objekte mit 65,1 % (46,2 %). Die Gliederung nach Ländern weist insgesamt für Beleihungen außerhalb Deutschlands einen Anteil von 23,0 % aus, der sich gegenüber dem Vorjahr um 7,6 Prozentpunkte verringerte.
Im Segment der gewerblichen Immobilienfinanzierungen haben wir im Berichtsjahr insgesamt ein Volumen in Höhe von € 0,7 Mrd. (€ 1,0 Mrd.) beliehen. Der Schwerpunkt unserer Abschlüsse lag mit einem Anteil von 49,0 % (53,9 %) im Bereich der Büroimmobilien. Auf Handels- und Kaufstätten entfielen 36,7 % (28,6 %). Im Hotel- und Gaststättengewerbe ging der Anteil auf 0,3 % (4,5 %) zurück. Grund für die Entwicklung sind unsere konservativen Prämissen, wonach Hotelbeleihungen nur an 1a-Standorten erfolgen, bonitätsmäßig einwandfreie Betreiber vorausgesetzt. Der verbleibende Anteil entfiel im Wesentlichen auf Logistikimmobilien.

Immobilienfinanzierungen im Inland
Im deutschen Immobilienmarkt haben wir in 2006 Darlehen mit einem Volumen von insgesamt € 1.559,2 Mio. (€ 1.228,4 Mio.) neu zugesagt, was einem Anteil von 77,0 % (69,4 %) am gesamten Neuzusagevolumen entspricht.
Die gewerblichen Immobilienfinanzierungen belaufen sich dabei auf € 322,1 Mio. (€ 474,7 Mio.). Das Neugeschäftsvolumen für wohnwirtschaftlich genutzte Immobilien – Ein- oder Zweifamilienhäuser, Eigentumswohnungen sowie Mehrfamilienhäuser – konnten wir im Geschäftsjahr auf € 1.237,1 Mio. (€ 753,7 Mio.) steigern. Davon entfielen € 134,2 Mio. (€ 32,7 Mio.) bzw. 10,8 % auf den Mietwohnungsbau. Der Zuwachs resultierte im Wesentlichen aus dem Ankauf eines Immobilienfinanzierungsportfolios im August des Berichtsjahres mit einem Volumen von rund € 440 Mio. Das Portfolio beinhaltet mehr als 4.000 Einzelfinanzierungen von Wohnobjekten, insbesondere Eigentumswohnungen sowie Ein- und Zweifamilienhäuser, die fast ausschließlich in Nordrhein-Westfalen liegen. Die sehr gute Qualität des Portfolios wird belegt durch den mit 95 % sehr hohen Anteil an erstrangigen Darlehen.
Darüber hinaus haben wir unser Engagement im kleinteiligen Privatkundengeschäft im Berichtsjahr weiter gefestigt, insbesondere durch mehrere Sonderkontingente, die wir in Kooperation mit der Commerzbank AG aufgelegt haben. Sie dienen privaten Bauherren oder Käufern für die Finanzierung von eigengenutzten Immobilien. Das Volumen der Sonderkontingente erreichte im Berichtszeitraum rund € 668 Mio. und beinhaltet ausschließlich erstrangige Darlehen bis 60 % des Beleihungswertes. Insgesamt erreichte uns über das Direktzusageverfahren mit der Konzernmutter in 2006 ein Darlehensvolumen von € 746,8 Mio. (€ 708,6 Mio.). Das Verfahren ermöglicht der Commerzbank AG, in unserem Namen und für unsere Rechnung Kredite mittels exakt vorbestimmter Beurteilungs- und Entscheidungskriterien zuzusagen.

Hypothekenneuzusagen 2006, Inland

Gliederung nach Immobilienarten in %


0,3
8,6
3,8
11,7
0,1
1,8
2,9
70,8
Büroflächen
Produktionsstätten
Handels- und Einzelhandelsstätten
Hotels und Gaststätten
Logistikimmobilien und Lager
Sonstige
Eigengenutzte Wohnobjekte
Mietwohnungsbau

Gesamtvolumen: € 1.559 Mio.

Gliederung nach Regionen in %


4,7
0,9
74,7
Gewerbeimmobilien West (D)
Gewerbeimmobilien Ost (D)
Wohnimmobilien West (D)
Wohnimmobilien Ost (D)

Gesamtvolumen: € 1.559 Mio.

Immobilienfinanzierungen im Ausland

Im Berichtsjahr haben wir Kredite an ausländische Darlehensnehmer in Höhe von € 466,8 Mio. (€ 541,9 Mio.) neu zugesagt.

Der größte Anteil entfiel mit einem Volumen von € 384,8 Mio. (€ 478,4 Mio.) auf die Finanzierung gewerblich genutzter Objekte. Ursache für die leicht rückläufige Entwicklung sind unsere unverändert hohen Anforderungen an die Objektqualität, die langfristige Stabilität des Mietniveaus, die Bonität der Investoren sowie die Laufzeit der Mietverträge. In der Mehrzahl der Finanzierungsanträge wurden diese Anforderungen nicht erfüllt. In der Gliederung nach Ländern entfielen auf die Schweiz € 157,8 Mio. (€ 0,0 Mio.), auf die USA € 134,5 Mio. (€ 60,7 Mio.), auf Großbritannien

Hypothekenneuzusagen 2006, Ausland

Gliederung nach Immobilienarten in %


16,3
1,3
16,7
61,4
4,3
Büroflächen
Produktionsstätten
Handels- und Einzelhandelsstätten
Eigengenutzte Wohnobjekte
Mietwohnungsbau

Gesamtvolumen: € 467 Mio.

€ 62,5 Mio. (€ 198,2 Mio.), auf Tschechien € 20,0 Mio. (€ 0,0 Mio.) und auf Frankreich € 10,0 Mio. (€ 81,6 Mio.). Insbesondere in der Schweiz und in den Vereinigten Staaten konnten wir unser Engagement ausbauen. In Polen (€ 69,2 Mio.) und Spanien (€ 68,7 Mio.) haben wir im Berichtsjahr kein Neugeschäft getätigt.

Das Geschäftsvolumen für wohnwirtschaftlich genutzte Objekte im Ausland betrug € 82,0 Mio. nach € 63,5 Mio. im Vorjahr. Unsere Kreditvergabe an Investoren im Mietwohnungsbau erfolgte schwerpunktmäßig in den USA und zu einem geringen Anteil in Frankreich.

Hypothekenneuzusagen 2006, Ausland

Gliederung nach Ländern in %


4,3
33,8
45,1
0,1
3,2
0,1

Gesamtvolumen: € 467 Mio.

USA	
Büroflächen	26,8
Handels- und Einzelhandelsstätten	37,1
Mietwohnungsbau	36,1
Belgien	
Eigengenutzte Wohnobjekte	100,0
Großbritannien	
Büroflächen	100,0
Frankreich	
Büroflächen	66,7
Eigengenutzte Wohnobjekte	33,3
Österreich	
Eigengenutzte Wohnobjekte	100,0
Schweiz	
Büroflächen	100,0
Tschechien	
Produktionsstätten	100,0

Der Anteil der nachrangigen Darlehensteile – also der Hypothekenkredite, die drei Fünftel des Beleihungswertes übersteigen und deshalb nicht als Deckung für unsere Hypothekenpfandbriefe genutzt werden dürfen – lag 2006 durchschnittlich bei 13,2 % (13,5 %). Dieser Anteil schwankte im Berichtsjahr zwischen 13,7 % Ende April und 12,6 % Ende November. Zum Bilanzstichtag lag er bei 13,5 %.

Immobilienfinanzierungsbestand

Der Gesamtbestand an Immobilienfinanzierungen belief sich zum Bilanzstichtag auf € 8,2 Mrd. (€ 7,1 Mrd.). Im wohnwirtschaftlichen Segment konnten wir diesen aufgrund erhöhter Neuabschlüsse gegenüber dem Vorjahresultimo auf € 5,9 Mrd. (€ 4,7 Mrd.) steigern. Der Bestand an gewerblichen Immobilienfinanzierungen blieb mit einem Volumen von € 2,3 Mrd. (€ 2,4 Mrd.) in etwa auf dem Niveau des Vorjahres.
Die Zinsanpassungsquote im Bestandsgeschäft lag im Geschäftsjahr 2006 bei lediglich 37,3 % (81,7 %). Diese Quote wurde durch Rückführungen von sechs gewerblichen Finanzierungen mit einem Gesamtvolumen von € 91,6 Mio. erheblich beeinflusst. Ohne Berücksichtigung dieser Rückzahlungen hätte die Prolongationsquote 82,2 % betragen.

Erstmalig hat die Bank mit zwei Transaktionen Eigenkapital, das durch wohnwirtschaftliche Immobilienfinanzierungen gebunden war, freigesetzt. Insgesamt konnte ein Risikoaktivavolumen von rd. € 1,2 Mrd. freigesetzt werden.

Anteil nachrangiger Finanzierungen in %


20
15
10
5
0
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.

Gesamtes Kreditgeschäft: Finanzierungsvolumen in Mio. €

	Bestand	Neuzusagen
Staatsfinanzierung	62.939	23.656
davon Deutschland	47.974	15.656
davon 0%-Gewichtung	39.260	15.426
10%-Gewichtung	0	0
20%-Gewichtung	8.714	230
davon international	14.965	8.000
davon 0%-Gewichtung	11.047	5.359
10%-Gewichtung	0	0
20%-Gewichtung	3.868	2.591
100%-Gewichtung	50	50
Sonstiges Kapitalmarktgeschäft	14.053	8.584
Immobilienfinanzierung	8.215	2.026
Wohnimmobilien	5.863	1.319
davon Deutschland	5.811	1.237
davon Realkredit	5.477	1.152
freie Darlehensteile	334	85
davon international	52	82
davon Realkredit	37	35
freie Darlehensteile	15	47
Gewerbeimmobilien	2.352	707
davon Deutschland	1.395	322
davon Realkredit	1.024	244
freie Darlehensteile	371	78
davon international	957	385
davon Realkredit	573	178
freie Darlehensteile	384	207

Refinanzierung

Im Berichtsjahr emittierten wir insgesamt Schuldverschreibungen in Höhe von € 48,7 Mrd. (€ 38,1 Mrd.). Von diesem Neugeschäft entfielen € 27,6 Mrd. (€ 21,8 Mrd.) auf öffentliche Pfandbriefe, € 2,1 Mrd. (€ 1,1 Mrd.) auf Hypothekenpfandbriefe und € 19,0 Mrd. (€ 15,2 Mrd.) auf sonstige, nicht deckungspflichtige Schuldverschreibungen. Die ungedeckte Refinanzierung erfolgte mit einem Volumen von € 10,7 Mrd. (€ 9,5 Mrd.) zum überwiegenden Teil revolvierend über unser Commercial Paper Program. Der Anstieg des Gesamtemissionsvolumens ist Folge der Ausweitung unseres Aktivgeschäfts sowie der sehr günstigen Refinanzierungsbedingungen der Bank.

Großvolumige Emissionen. Im Segment der Jumbo-Pfandbriefe sowie der Global-Pfandbriefe im Jumboformat haben wir im Berichtsjahr ein Volumen von € 8,7 Mrd. (€ 7,5 Mrd.) neu emittiert. Dieses Volumen verteilt sich auf drei Global-Emissionen über insgesamt € 4,5 Mrd. (€ 5,0 Mrd.), eine Jumbo-Emission über € 1,2 Mrd. (€ 2,3 Mrd.) sowie sieben Global-Aufstockungen im Umfang von € 2,0 Mrd. (€ 0,2 Mrd.). Weiterhin haben wir im Jahr 2006 vier Jumbo-Aufstockungen in Höhe von insgesamt € 1,0 Mrd. (€ 0,0 Mrd.) durchgeführt.
Neben den großvolumigen Emissionen in der Währung Euro haben wir im vierten Quartal des Berichtsjahres einen auf US-Dollar lautenden großvolumigen Global über US$ 1,25 Mrd. begeben.
Zu Beginn des Jahres 2006 emittierten wir einen großvolumigen Pfandbrief im Globalformat. Die Emission erfolgte im Januar mit einem Volumen von € 2,5 Mrd., die zu 57,5 % bei ausländischen Investoren platziert werden konnten.
Im dritten Quartal erfolgte eine Jumbo-Emission mit einem Volumen von € 1,2 Mrd. Auch hier erreichten wir mit 58,2 % eine hohe internationale Platzierung. Investoren waren schwerpunktmäßig Anleger aus den europäischen Ländern sowie Japan.
Wie bereits im Vorjahr konnten wir Anfang November einen Global in der Währung US$ mit einem Volumen von US$ 1,25 Mrd. (€ 1,0 Mrd.) an den Kapitalmärkten platzieren. Aufgrund der durchgeführten Roadshows in den USA erreichten wir dort einen Anteil am Platzierungsvolumen von 56 %. Auf Investoren aus dem asiatischen Raum entfielen 27 % des Emissionsvolumens. Die sektorale Verteilung erfolgte überwiegend an Zentralbanken mit einem Anteil von 38 % sowie an Fonds mit 24 %.
Ebenfalls im November emittierten wir zeitgleich zwei Globalpfandbriefe mit einem Volumen von jeweils € 1,0 Mrd. mit Laufzeiten von sieben bzw. zehn Jahren. 66 % bzw. 47 % des Volumens konnten im europäischen Ausland abgesetzt werden.

Mit unseren großvolumigen Neuemissionen konnten wir die Internationalität unseres Anlegerkreises weiter ausbauen. Der größte Teil unserer Platzierungen in 2006 wurde von internationalen Investoren gezeichnet. Der Anteil der europäischen Investoren (ohne Deutschland) betrug 47,8 %, wobei die Euroländer eine herausragende Rolle einnahmen. 8,2 % wurden in Nordamerika platziert, 7,6 % in asiatischen Ländern. Damit ist der amerikanische Markt im Berichtszeitraum für die Hypothekenbank in Essen AG zu einem wichtigen Zielmarkt geworden. Zu den größten Investorengruppen zählten Banken, Fondsgesellschaften und Versicherungen.

Für Deutschland verbleibt ein Anteil von 36,4 % an allen großvolumigen Neuemissionen in 2006.

Das Gesamtvolumen des Jumbo-Marktes 2006 betrug rund € 349 Mrd. (€ 376 Mrd.). Zum 31. Dezember 2006 befanden sich Jumbo-Pfandbriefe der Bank mit einem Volumen von € 39,3 Mrd. (€ 38,5 Mrd.) im Umlauf. Dies entspricht einem Anteil von 11,3 % (10,2 %) am gesamten Jumbo-Markt.

Kleinvolumige Emissionen. Im Bereich der Tailor-made-Emissionen haben wir im Berichtsjahr einen neuen Höchststand erreicht: Insgesamt emittierten wir 589 (302) kleinvolumige Pfandbriefe mit einem Gesamtvolumen von € 10,1 Mrd. (€ 5,4 Mrd.). Diese Anleihen können wir in Bezug auf Merkmale wie Zinsstruktur, Laufzeit oder Kündigungsrecht individuell an die Wünsche unserer Kunden anpassen. Von unseren Geschäftspartnern werden sie zielgerichtet für die Optimierung des eigenen Ertrags eingesetzt. Im Berichtsjahr lag der

Internationale Platzierung unserer Jumbo- und Global-Pfandbriefe im Jahr 2006 in %


8,2
7,6
36,4
47,8
Asien
Europa (ohne Deutschland)
Deutschland
Nordamerika

Schwerpunkt der Volumina dieser Emissionen im Bereich zwischen € 5 Mio. und € 100 Mio., wobei mittel- bis langfristige Laufzeiten bevorzugt wurden.

Commercial Paper Program (CP). Bedeutende Säule für die Refinanzierung unseres Aktivgeschäfts im Berichtsjahr blieb unser CP, über das wir am Geldmarkt kurzfristige Schuldverschreibungen in jeder gängigen Währung begeben können. Im Berichtsjahr erfolgten 213 (245) Ziehungen im Umfang von € 10,7 Mrd. (€ 9,5 Mrd.) in den Währungen Euro, britisches Pfund, US-Dollar, Schweizer Franken und Yen. Die durchschnittliche Auslastung des CP lag bei € 2,9 Mrd. (€ 2,9 Mrd.), zum Jahresultimo 2006 betrug sie € 2,6 Mrd. (€ 2,1 Mrd.). Damit war erneut eine unkomplizierte und kostengünstige Refinanzierung sichergestellt.

Short Liquid Moneymarket Bond (SLIMBO). Im Segment der Short Liquid Moneymarket Bonds haben wir im Berichtsjahr unsere Marktposition deutlich ausgebaut. So konnten wir mittels vier Neuemissionen, die teilweise mehrfach aufgestockt wurden, ein Volumen von € 5,1 Mrd. platzieren. Die Laufzeiten bewegten sich im Bereich zwischen sechs und zwölf Monaten. Somit hat sich dieses Segment zu einem wichtigen Baustein unseres Geschäfts mit einer festen Investorenbasis entwickelt, das wir weiter ausbauen wollen.

Debt Issuance Program (DIP). Die Nachfrage nach unserem DIP blieb im Berichtsjahr ungebrochen, sodass wir eine Aufstockung des Programmvolumens um € 10 Mrd. auf nunmehr € 30 Mrd. vornehmen konnten. Als tragende Säule unserer Refinanzierung nutzen wir das DIP vornehmlich zur mittel- und langfristigen Aufnahme von Finanzmitteln am Kapitalmarkt. Die Platzierung erfolgt über weltweit operierende Banken. In 2006 wurden zusätzlich zur bereits bestehenden Inanspruchnahme insgesamt 113 (92) Neuziehungen schwerpunktmäßig in den Währungen Euro und US-Dollar mit einem Gesamtvolumen von € 12,3 Mrd. (€ 12,6 Mrd.) getätigt.
Im September des Berichtsjahres haben wir erstmalig ein Debt Issuance Program in australischen Dollar initiiert, das sowohl die Emission unbesicherter wie besicherter Schuldverschreibungen im australischen Markt erlaubt. Das Programmvolumen beträgt A$ 5,0 Mrd., wobei Währungskurs-Risiken durch entsprechende Währungsswaps gehedged werden. Die Ausnutzung lag bei A$ 225 Mio. zum Jahresultimo.

Börseneinführungen. Im Geschäftsjahr 2006 haben wir 132 (130) Emissionen an der Börse Düsseldorf mit einem Volumen von € 26,6 Mrd. (€ 29,0 Mrd.) neu eingeführt. Der Gesamtbetrag unserer dort gelisteten Anleihen beträgt € 83,1 Mrd. (€ 72,2 Mrd.). Davon werden zwei Emissionen in einer Größenordnung von € 7,0 Mrd. (€ 7,0 Mrd.) zusätzlich an den Börsen in London oder Luxemburg notiert.

Weitere 23 in Fremdwährungen und Euro begebene Anleihen mit einem Volumen von € 3,0 Mrd. (€ 1,7 Mrd.) sind ausschließlich in Luxemburg, Zürich und Paris gelistet.
Besonderen Wert legen wir auf eine zügige Börseneinführung. Im Interesse der Anleger genießt die marktkonforme Kurspflege in unserem Hause einen hohen Stellenwert. Sie sichert die Liquidität unserer Papiere. Für unsere Jumbos und Globals stellen die Market-Maker jederzeit marktgerechte Kurse innerhalb fester Bid-Offer Spreads.

Umlauf der Essen Hyp Schuldverschreibungen
jeweils zum Jahresende in Mrd. €


89
80
71
70
60
63
60
50
40
30
20
10
0
2003
2004
2005
2006
Hypothekenpfandbriefe
Öffentliche Pfandbriefe
Sonstige Schuldverschreibungen

Ertrags-, Vermögens- und Finanzlage

Ertragslage. Der Zinsüberschuss belief sich im Berichtszeitraum auf € 272,8 Mio. und konnte gegenüber dem Vorjahreswert (€ 262,6 Mio.) um 3,9 % gesteigert werden. Die positive Entwicklung ist im Wesentlichen auf die Zinserträge aus dem gewachsenen Bestand in der Bilanzposition „Schuldverschreibungen und andere festverzinsliche Wertpapiere" zurückzuführen. Daneben wirkten sich in den laufenden Erträgen aus Aktien und anderen nicht festverzinslichen Wertpapieren Ausschüttungen unserer Fonds sowie Dividendenerträge aus Aktien, die wir im Rahmen von Wertpapierdarlehensgeschäften erwirtschaftet haben, positiv aus.

Der Zins- und Provisionsüberschuss erhöhte sich jedoch nur leicht auf € 252,1 Mio. (€ 249,3 Mio.). Grund dafür sind die deutlich gestiegenen Provisionsaufwendungen an die Konzernmutter in Höhe von € 18,8 Mio. (€ 9,7 Mio.) für die von ihr vermittelten wohnwirtschaftlichen Immobilienfinanzierungen. Insgesamt betrugen die Provisionsaufwendungen € 26,6 Mio. nach € 16,1 Mio. im Vorjahr. Die als einmalige Aufwendungen gebuchten Provisionszahlungen werden in den Folgejahren zu entsprechenden Ertragsverbesserungen im Zinsüberschuss führen. Die Provisionserträge betrugen € 5,9 Mio. (€ 2,8 Mio.) und enthalten im Wesentlichen Bearbeitungsgebühren aus dem Immobilienfinanzierungsgeschäft. Per saldo ergab sich für das Berichtsjahr ein Provisionsergebnis von € –20,7 Mio. nach € –13,3 Mio. im Vorjahr.
Im August 2006 hat sich die Bank durch eine entsprechende Anzeige an die Bundesanstalt für Finanzdienstleistungsaufsicht zum Handelsbuchinstitut erklärt. Im Eigenhandelsergebnis erzielte die Bank einen Nettoertrag aus Finanzgeschäften in Höhe von € 0,1 Mio. (€ 0,0 Mio.). Dabei erfolgte die Eingehung von Handelsbuchpositionen ohne eine Ausweitung des Limitrahmens für Marktrisiken.

Aufwand. Die Verwaltungsaufwendungen erhöhten sich im Jahr 2006 um 29,4 % auf € 44,0 Mio. (€ 34,0 Mio.). Hiervon entfielen auf Personalkosten € 16,0 Mio. nach € 14,9 Mio. im Vorjahr. Der Anstieg resultiert aus notwendigen Neueinstellungen sowie aus Übernahmen von Nachwuchskräften im Berichtszeitraum. Die Abschreibungen auf Sachanlagen erhöhten sich bedingt durch steuerliche Abschreibungen auf € 5,9 Mio. (€ 2,6 Mio.).
Die anderen Verwaltungsaufwendungen stiegen von € 16,5 Mio. auf € 22,1 Mio. Ursächlich für diese Entwicklung sind deutlich erhöhte Kosten für die Erstbearbeitung des neu akquirierten Retailgeschäfts besonders aufgrund mehrerer Sonderkontingente, die im Berichtsjahr zusammen mit der Commerzbank AG realisiert wurden. Zusätz-

lich stiegen die Aufwendungen für die Dienstleistungen der Ratingagenturen und die Kosten für Investor-Relations-Maßnahmen.

Der Saldo der sonstigen betrieblichen Erträge und Aufwendungen lag zum Bilanzstichtag bei € 4,0 Mio. (€ –1,4 Mio.) und verbesserte sich damit um € 5,4 Mio. Die Position enthält u. a. Miet- und Pachterträge für die im Bestand der Bank befindlichen Immobilien sowie Aufwendungen für den Unterhalt der Objekte einschließlich zu bildender Instandhaltungsrückstellungen. Die positive Entwicklung war u. a. durch die Veräußerung einer Bestandsimmobilie beeinflusst.

Das Betriebsergebnis vor Risikovorsorge beläuft sich zum Jahresultimo auf € 212,2 Mio. und ist damit gegenüber dem Vorjahreswert (€ 213,9 Mio.) leicht um € 1,7 Mio. gesunken.

Im vierten Quartal des Jahres 2006 haben wir zusätzliche Maßnahmen durchgeführt, die die künftige Risiko- und Ertragslage der Bank begünstigen werden. Per saldo erreichte die Risikovorsorge einen Betrag in Höhe von € 89,6 Mio. (€ 73,8 Mio.). Im Immobilienfinanzierungsgeschäft haben wir zur Abschirmung unserer Kreditrisiken und im Rahmen des Most-Realistic-Value-Konzepts sowie unter Berücksichtigung von Auflösungen dem Wertberichtigungsbestand € 27,2 Mio. (€ 32,2 Mio.) zugeführt. Darüber hinaus hat die Bank die Vorsorgereserven gemäß § 340f HGB für allgemeine Risiken aus dem Bankgeschäft erhöht. Neben den planmäßigen Zuführungen zur Kreditrisikovorsorge beinhaltet die Risikovorsorge sämtliche Aufwendungen und Erträge aus der Überkreuzkompensation gemäß § 340f Abs. 3 HGB.
Belastend wirkte sich die Erhöhung des negativen Saldos im Wertpapiergeschäft mit einem Volumen von € 62,4 Mio. (€ 41,6 Mio.) aus. Grund für diese Entwicklung waren u. a. realisierte Kursverluste aus Treuhänderrückgaben in Höhe von € 28,0 Mio. (€ 18,2 Mio.). Bei diesen Transaktionen werden höher verzinsliche eigene Pfandbriefe an den Treuhänder der Bank zurückgegeben, was der Bank in den Folgejahren einen Ertragsvorteil verschafft.
Das Betriebsergebnis nach Risikovorsorge verringerte sich aufgrund der genannten Sonderfaktoren um 13,6 % auf € 122,6 Mio., nach € 141,9 Mio. im Vorjahr.

Jahresüberschuss. Der Jahresüberschuss im Geschäftsjahr 2006 entwickelte sich aufgrund des ausgewiesenen Betriebsergebnisses rückläufig.
Er reduzierte sich um 6,0 % von € 103,0 Mio. auf € 96,8 Mio.

Entwicklung des Jahresüberschusses in Mio. €


103,0
96,8
91,0
81,2
76,2
72,3
64,8
66,7
53,0
38,7
100
90
80
70
60
50
40
30
20
10
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Ertragsherkunft und Ertragsverwendung in Mio. €


273
262
250
225
200
175
150
125
100
75
50
25
0
−1
4
13
21
15
16
19
28
72
89
39
26
103
97
Zins-über-schuss
Saldo sst. Erträge und Aufwen-dungen
Provi-sions-ergebnis
Personal-aufwand
Sach-aufwand
Risiko-vorsorge[1]
Steuern
Gewinn-verwen-dung
Ertragsherkunft
Ertragsverwendung
2005
2006

[1] Vorjahr einschließlich Erträgen aus der Veräußerung von Wertpapieren des Anlagevermögens

Ergebnisstruktur der Bank im Vergleich zum Vorjahr

	2006 in Mio. €	2005 in Mio. €	Veränderungen in %
Zinserträge und andere laufende Erträge	3.579,4	3.064,1	+16,8
- Zinsaufwendungen	3.306,6	2.801,5	+18,0
= Zinsüberschuss	272,8	262,6	+3,9
- Saldo Provisionsergebnis	20,7	13,3	+55,6
= Zins- und Provisionsüberschuss	252,1	249,3	+1,1
+ Eigenhandelsergebnis	0,1	0,0	—
- Personalaufwand	16,0	14,9	+7,4
- andere Verwaltungsaufwendungen	22,1	16,5	+33,9
- Abschreibungen auf Sachanlagen	5,9	2,6	>+100,0
= Teilbetriebsergebnis	208,2	215,3	-3,3
+ Saldo sonstige betriebliche Erträge und Aufwendungen	4,0	-1,4	>+100,0
= Betriebsergebnis vor Risikovorsorge	212,2	213,9	-0,8
- Risikovorsorge	89,6	73,8	+21,4
+ Erträge aus Veräußerungen von Wertpapieren des Anlagevermögens	0,0	1,8	—
= Betriebsergebnis	122,6	141,9	-13,6
- Steuern	25,8	38,9	-33,7
= Jahresüberschuss	96,8	103,0	-6,0

Finanzielle Leistungsindikatoren

Return on Equity. Mit dem ausgewiesenen Jahresüberschuss wurde unsere Prognose, im Berichtsjahr erneut eine Nachsteuerrendite in einer Spanne von 14,5 % bis 15,0 % erreichen zu können, aufgrund vorgenannter Maßnahmen nicht erreicht. Die Kapitalverzinsung nach Steuern errechnet sich – bezogen auf das im Jahresverlauf durchschnittlich gehaltene bilanzielle Eigenkapital – zum Jahresende mit 13,2 % (15,0 %).

Cost-Income-Ratio. Die Cost-Income-Ratio, die das Verhältnis des Verwaltungsaufwands zum Zins- und Provisionsüberschuss beschreibt, betrug im abgelaufenen Geschäftsjahr aufgrund gestiegener Verwaltungsaufwendungen bei annähernd unverändertem Zins- und Provisionsüberschuss 15,9 % (13,6 %). Hierbei haben wir den Sondereffekt einer steuerlichen Sonderabschreibung in Höhe von € 4,0 Mio. eliminiert.

Ratings

Langfristiges Institutsrating verbessert. Im Mai des Berichtsjahres erhöhte Standard & Poor's das langfristige Institutsrating der Bank um einen Notch von BBB+ auf A–, nachdem bereits im Jahr 2005 der Ausblick von stabil auf positiv gesetzt worden war. Seit dem Frühjahr 2006 liegt das langfristige Institutsrating der Essen Hyp aller renommierten Agenturen – Standard & Poor's, FitchRatings und Moody's – durchgängig bei Single-A. Das Upgrade spiegelt das Stand-alone-Profil der Bank wider, das von geringen Kreditrisiken, effizienter Organisation sowie einer nachhaltigen Profitabilität geprägt wird.

Pfandbriefratings bestätigt. Das Rating unserer öffentlichen Pfandbriefe wurde im Berichtsjahr von allen drei Agenturen mit der bestmöglichen Note AAA bestätigt. Damit blieb es seit dem Upgrade von Moody's im Februar 2005 unverändert. Ebenfalls konstant blieb das Rating unserer Hypothekenpfandbriefe. Die Agentur FitchRatings bewertet die Hypothekenpfandbriefe der Essen Hyp mit AAA, also einen Notch besser als Moody's mit Aa1.

Ratingübersicht Stand: 31.12.2006

	FitchRatings	Standard & Poor's	Moody's
Öffentliche Pfandbriefe	AAA	AAA	Aaa
Hypothekenpfandbriefe	AAA	nicht bewertet	Aa1
Langfristiges Institutsrating	A/Ausblick stabil	A–/Ausblick stabil	A2/Ausblick stabil
Kurzfristiges Institutsrating	F1	A–2	P–1
Finanzkraft	B/C	nicht bewertet	C
Commercial Paper Program	nicht bewertet	A–2	P–1

Entwicklung der Bilanzsumme in Mrd. €


102,4
100
92,8
90
79,5
80
74,3
71,0
69,6
70
58,8
60
56,0
50
45,6
40
35,5
30
20
10
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Entwicklung wichtiger Bilanzpositionen in Mrd. €


102,4
100
92,8
90
80,3
80
66,8
70
60
45,5
50
35,8
40,3
40
33,2
30
20
6,9
8,1
10
0
Kommunal-
kredite
Schuldverschrei-
bungen und andere
festverzinsliche
Wertpapiere
Hypotheken-
darlehen
Verbriefte
Verbind-
lichkeiten
Bilanzsumme
2005
2006

Vermögens- und Finanzlage
Zum Bilanzstichtag übertraf die Bilanzsumme mit € 102,4 Mrd. (€ 92,8 Mrd.) erstmals in der Geschichte der Bank die Marke von € 100 Mrd. Der Anstieg um 10,3 % bzw. € 9,6 Mrd. ist im Wesentlichen auf die Ausweitung der Kapitalmarktaktivitäten der Essen Hyp im Verlauf des Geschäftsjahres zurückzuführen. So stieg die Bilanzposition „Schuldverschreibungen und andere festverzinsliche Wertpapiere" um 12,9 % auf € 45,5 Mrd. (€ 40,3 Mrd.).
Gemessen an wichtigen Bilanzpositionen hat sich auch die Vermögenslage der Bank entsprechend der aufgezeigten Geschäftsentwicklung im Berichtsjahr verändert (siehe Grafik links unten).

Die Risikoaktiva nach Grundsatz I betrugen zum Jahresende € 11,0 Mrd. (€ 10,7 Mrd.). Daraus errechnet sich eine Eigenmittelquote im Grundsatz I von 10,9 % (11,0 %). Gesetzlich gefordert ist ein Mindestwert von 8,0 %.
Die Kernkapitalquote verbesserte sich im Berichtsjahr von 6,5 % auf 6,8 %.

Bericht zu verbundenen Unternehmen

Nach der uns zugegangenen Mitteilung hält die Commerzbank AG in Frankfurt am Main mit 51 % unverändert die Mehrheit unseres Aktienkapitals. Gemäß § 312 Aktiengesetz hat der Vorstand für den berichtspflichtigen Zeitraum einen Bericht über die Beziehungen zu verbundenen Unternehmen erstellt, der mit der Erklärung schließt: „Nach den Umständen, die uns in dem Zeitpunkt bekannt waren, in dem Rechtsgeschäfte mit verbundenen Unternehmen vorgenommen wurden, hat unsere Gesellschaft in jedem Fall eine angemessene Gegenleistung erhalten. Maßnahmen im Interesse oder auf Veranlassung von verbundenen Unternehmen wurden weder getroffen noch unterlassen."

Kapitalflussrechnung vom 01.01.2006 bis 31.12.2006 in Mio. €

		2006	2005
1	Periodenergebnis (einschließlich Ergebnisanteilen von Minderheitsgesellschaftern) vor außerordentlichen Posten	96,8	103,0
	Im Periodenergebnis enthaltene zahlungsunwirksame Posten und Überleitung auf den Cashflow aus laufender Geschäftstätigkeit		
2	Abschreibungen, Wertberichtigungen und Zuschreibungen auf Forderungen, Sach- und Finanzanlagen	82,2	98,5
3	Zunahme/Abnahme der Rückstellungen	−12,6	14,0
4	Andere zahlungsunwirksame Aufwendungen/Erträge	25,8	38,9
5	Gewinn/Verlust aus der Veräußerung von Finanz- und Sachanlagen	−6,7	−3,3
6	Sonstige Anpassungen (Saldo)	−262,8	−268,5
7	Zwischensumme	−77,3	−17,4
	Veränderung des Vermögens und der Verbindlichkeiten aus laufender Geschäftstätigkeit		
8	Forderungen	−3.779,0	−4.857,1
8 a	– an Kreditinstitute	−3.772,1	−2.671,4
8 b	– an Kunden	−6,9	−2.185,7
9	Wertpapiere (soweit nicht Finanzanlagen)	−2.494,7	−8.062,8
10	Andere Aktiva aus laufender Geschäftstätigkeit	−386,1	−325,0
11	Verbindlichkeiten	−4.250,2	4.984,5
11 a	– gegenüber Kreditinstituten	−7.749,0	5.353,5
11 b	– gegenüber Kunden	3.498,8	−369,0
12	Verbriefte Verbindlichkeiten	13.563,4	8.299,8
13	Andere Passiva aus laufender Geschäftstätigkeit	50,4	35,5
14	Erhaltene Zinsen und Dividenden	3.235,1	2.990,8
15	Gezahlte Zinsen	−2.921,0	−2.607,0
16	Außerordentliche Einzahlungen	0,0	0,0
17	Außerordentliche Auszahlungen	0,0	0,0
18	Ertragsteuerzahlungen	−35,7	−33,1
19	Cashflow aus der laufenden Geschäftstätigkeit	2.904,9	408,2
20	Einzahlungen aus Abgängen	47,3	28,4
20 a	– des Finanzanlagevermögens	32,0	11,0
20 b	– des Sachanlagevermögens	15,3	17,4
21	Auszahlungen für Investitionen	−2.935,0	−355,3
21 a	– in das Finanzanlagevermögen	−2.912,2	−350,4
21 b	– in das Sachanlagevermögen	−22,8	−4,9
22	Einzahlungen aus dem Verkauf von konsolidierten Unternehmen und sonstigen Geschäftseinheiten	0,0	0,0
23	Auszahlungen aus dem Erwerb von konsolidierten Unternehmen und sonstigen Geschäftseinheiten	−0,3	0,0
24	Mittelveränderungen aus sonstiger Investitionstätigkeit (Saldo)	−0,3	−1,0
25	Cashflow aus der Investitionstätigkeit	−2.888,3	−327,9

		2006	2005
26	Einzahlungen aus Eigenkapitalzuführungen (Kapitalerhöhungen, Verkauf eigener Anteile etc.)	0,0	0,0
27	Auszahlungen an Unternehmenseigner und Minderheitsgesellschafter	−53,0	−46,2
27 a	– Dividendenzahlungen	−53,0	−46,2
27 b	– sonstige Auszahlungen	0,0	0,0
28	Mittelveränderungen aus sonstigem Kapital (Saldo)	77,8	−93,2
29	Cashflow aus der Finanzierungstätigkeit	24,8	−139,4
30	Zahlungswirksame Veränderungen des Finanzmittelfonds (Summe aus 19, 25, 29)	41,4	−59,1
31	Wechselkurs-, konsolidierungskreis- und bewertungsbedingte Änderungen des Finanzmittelfonds	0,0	0,0
32	Finanzmittelfonds am Anfang der Periode	201,0	260,1
33	Finanzmittelfonds am Ende der Periode	242,4	201,0

Die Kapitalflussrechnung zeigt die Zusammensetzung und die Veränderungen des Zahlungsmittelfonds (Bilanzposition „Barreserve") im Geschäftsjahr. Sie ist aufgeteilt in den Cashflow aus der laufenden Geschäftstätigkeit, der Investitionstätigkeit und der Finanzierungstätigkeit. Bei der Erstellung haben wir die Vorschriften nach dem deutschen Rechnungslegungsstandard DRS 2-10 zugrunde gelegt.

Im Cashflow aus der laufenden Geschäftstätigkeit werden Zahlungsvorgänge (Zu- und Abflüsse) aus Forderungen an Kreditinstitute und Kunden sowie Wertpapieren der Liquiditätsreserve und anderen Aktiva ausgewiesen. Auch Zu- und Abgänge aus Verbindlichkeiten gegenüber Kreditinstituten und Kunden sowie verbriefte Verbindlichkeiten und andere Passiva, erhaltene Zinsen und Dividenden, gezahlte Zinsen sowie die Ertragsteuerzahlungen werden in dieser Position abgebildet.

Der Cashflow aus der Investitionstätigkeit zeigt die Ein- und Auszahlungen im Finanz- und Sachanlagevermögen sowie Mittelveränderungen aus sonstigen Investitionstätigkeiten.

Im Cashflow aus der Finanzierungstätigkeit werden Eigenkapitalzuführungen, Dividendenzahlungen sowie Veränderungen im Nachrangkapital abgebildet.

Der Finanzmittelfonds enthält sowohl am Anfang als auch am Ende des jeweiligen Geschäftsjahres die Barreserve und die Guthaben bei Zentralnotenbanken.

Die Kapitalflussrechnung ersetzt weder die Liquiditäts- noch die Finanzplanung. Sie wird nicht als Steuerungsinstrument eingesetzt.

Personalbericht

Mit Blick auf die strategischen Ziele der Hypothekenbank in Essen AG, die demografischen Veränderungen und die sich wandelnde Marktsituation wird die Bindung von Nachwuchs-, Fach- und Führungskräften für unser Haus immer bedeutsamer. Höhere Wettbewerbsanforderungen, Produktivitäts- und Kostendruck, gestiegene Anforderungen in den Bereichen Technologie und Organisation sowie insgesamt immer komplexere Aufgabenstellungen prägen das Umfeld unserer Mitarbeiter. Wir begegnen dem mit kontinuierlichen Qualifizierungsangeboten für den Ausbau des fachlichen Könnens genauso wie im Bereich Fremdsprachen. Diese Angebote erfreuen sich seit jeher großen Zulaufs seitens unserer Mitarbeiter. Zudem rekrutieren wir Mitarbeiter mit Migrationshintergrund, die die gewünschte kulturelle und sprachliche Vielfalt in unserem Hause fördern. Derzeit sind 20 verschiedene Sprachen und unterschiedliche Kulturen unter dem Dach der Essen Hyp vertreten.

Parallel steht eine familienfreundliche Personalpolitik im Fokus unseres Handelns. Im Berichtsjahr haben wir erstmals einen „Family Day“ in der

Betriebszugehörigkeit

	Anzahl	in %
0 bis 2 Jahre	56	30,1
3 bis 5 Jahre	32	17,2
6 bis 10 Jahre	47	25,3
11 bis 15 Jahre	24	12,9
> 15 Jahre	27	14,5
Gesamt	186	100,0

Bank durchgeführt, der auf große positive Resonanz gestoßen ist. An diesem Tag konnten die Mitarbeiter ihren Familien den eigenen Arbeitsplatz – begleitet von einem Rahmenprogramm – vorstellen. Eine Reihe weiterer Punkte stehen für die Familienfreundlichkeit der Bank: Bei der Geburt eines Kindes erhält jede Familie eine Geburtsbeihilfe in Höhe von 1.000 €. Wiedereinsteiger nach der Familienphase sind in der Essen Hyp sehr willkommen. Unseren Mitarbeitern und Berufseinsteigern bieten wir maßgeschneiderte Arbeitsplätze, die auch den Wünschen nach Teilzeittätigkeit in starkem Maße gerecht werden. Die Vereinbarkeit von Familie und Beruf wird unterstützt und gefördert durch flexible, individuelle Arbeitszeitmodelle. Im Jahr 2006 machten 24 Mitarbeiter und Mitarbeiterinnen von dieser Möglichkeit Gebrauch. Um diese Vereinbarkeit weiter zu optimieren, prüfen wir derzeit die Möglichkeiten zur Einrichtung eines Betriebskindergartens für den Nachwuchs unserer Mitarbeiter. Die Option, die Präsenzzeiten in der Bank mit der Arbeit von einem Telearbeitsplatz aus zu kombinieren, ist für uns schon seit Jahren selbstverständlich.
Älteren Mitarbeitern bieten wir einen gleitenden Übergang in den Ruhestand im Rahmen von Langzeitkonten und Altersteilzeit. Hiervon haben in 2006 vier Mitarbeiter Gebrauch gemacht.

Im Berichtsjahr haben wir das Weiterbildungsprojekt „Essen Hyp University 2006 – Visionen für die Zukunft“ als strategische Weiterbildungsoffensive fortgesetzt. Das Projekt ist als „Ideenschmiede“ ausgelegt und verfolgt das Ziel, bisher wenig oder nicht bekannte Produkte für das Aktiv- und Passivgeschäft kennenzulernen oder zu vertiefen und für die Bank nutzbar zu machen. Sowohl interne als auch externe Dozenten betreiben Wissenstransfer über neue Produkte, Rahmenbedingungen und die sich anschließenden Änderungsprozesse innerhalb der Bank. In Workshops und vielfältigen Projekten werden die internen Prozesse geprüft und weiterentwickelt. Teilnehmer der Essen Hyp University sind Fach- und Führungskräfte, Nachwuchskräfte und Hochschulabsolventen. In 2006 fanden 23 Veranstaltungen statt. Die Vorlesungen werden 2007 fortgesetzt.

Wie im Vorjahr wurde unsere „University“ ergänzt durch Sprachtrainings in Englisch, Französisch und Spanisch. Auch das Selbststudium haben wir erneut forciert, insbesondere für die Themenfelder Kapitalmarkt, Konzernrechnungslegung, Kreditmanagement und aufsichtsrechtliche Regelungen.

Der hohe Ausbildungsstand unserer Mitarbeiter spiegelt sich in der Bildungsstruktur wider. Annähernd 60 % der Mitarbeiter verfügen über einen Hochschulabschluss oder ein Berufsdiplom bzw. über eine zertifizierte Weiterbildung. Der Schwerpunkt der akademischen Abschlüsse liegt mit 67,8 % im Bereich Wirtschaftswissenschaften, gefolgt von

Bildungsstruktur in %


40,5
42,5
17,0
Vollakademiker
Berufsdiplome
Kaufmännische und technische Ausbildung

Rechtswissenschaften mit etwa 14,3 %. Mathematiker, Informatiker und Physiker erreichen eine Quote von 11,1 %, Geisteswissenschaftler sind mit 6,8 % vertreten.

Die Nachwuchsförderung hat für die Bank einen sehr hohen Stellenwert. So können bei uns z. B. Hochschulabsolventen durchaus Verantwortung übernehmen. Dabei erhalten sie die Unterstützung erfahrener Mitarbeiter der jeweiligen Tätigkeitsbereiche. In 2006 folgten weitere Hochschulabsolventen als Trainees oder Direkteinsteiger aus den Bereichen Wirtschaftswissenschaften (VWL und/oder BWL), Wirtschaftsinformatik, Mathematik, Informatik, Wirtschaftsmathematik und Rechtswissenschaften.

Die Essen Hyp bietet Studenten mit internationalem Hintergrund einen mehrwöchigen Praxiseinsatz in zahlreichen Fachabteilungen der Bank an. Das Netzwerk zu ausländischen Universitäten reicht mittlerweile von Mittelamerika bis Asien. Die Praxiseinsätze bei der Essen Hyp werden von einigen Hochschulen als Auslandspraxissemester anerkannt.

Die Vergütung der Führungskräfte ist in unserem Hause sowohl an die individuelle Leistung als auch an den Unternehmenserfolg geknüpft. Dies wird in sogenannten Funktionswertgruppenverträgen geregelt, in denen der variable Vergütungsanteil bis zu 20 % der Gesamtvergütung beträgt. Abhängig von der Ertragslage der Bank erhalten unsere Tarifangestellten zusätzlich zu den tariflich geregelten 13 Gehältern eine freiwillige Sonderzahlung. Sie wird leistungsbezogen und unter Berücksichtigung der Dauer der Betriebszugehörigkeit im jeweiligen Jahr gezahlt. Wie in den zurückliegenden Jahren wird diese Form der Anerkennung auch für das Berichtsjahr gezahlt.

Die Essen Hyp verfügt über 19 Ausbildungsplätze. Unsere Tochtergesellschaft, die Essen Hyp Immobilien GmbH, bietet drei weitere an. Wir bilden in den Berufen Bank-, Informatik-, Immobilien- und Bürokaufmann/-frau sowie Restaurantfachmann/-frau und Koch/Köchin aus. Unsere gesellschaftliche Verantwortung, jungen und ambitionierten Menschen eine solide Basis für ihre berufliche Zukunft zu bieten, nehmen wir sehr ernst. So haben wir im Geschäftsjahr 2006 zusätzlich drei Jugendlichen eine Chance zur Ausbildung gewährt, die die grundsätzlich geforderte Abschlussqualifikation nicht vorwiesen.

Wir begrüßen es außerordentlich, dass einige unserer Auszubildenden begleitend ein betriebswirtschaftliches Studium, z. B. an der Fachhochschule für Ökonomie und Management (FOM) in Essen, absolvieren. Die Erfahrung belegt, dass sich dieser Weg bewährt: Heute zählen ehemalige Auszubildende und Absolventen der FOM zu unseren Nachwuchsführungskräften. Werkstudenten und Praktikanten aus Umschulungsprogrammen zur beruflichen Integration treffen bei der Essen Hyp ebenfalls auf offene Türen. Darüber hinaus bieten wir Schülern die Möglichkeit, als Praktikanten oder im Rahmen von schulischen Berufsorientierungspraktika erste berufliche Erfahrungen zu sammeln.

Unser Stammpersonal ist zusätzlich zur gesetzlichen Rentenversicherung über das Versorgungswerk des BVV Versicherungsverein des Bankgewerbes a. G. betrieblich versichert. Dabei wird die steuerlich begünstigte Entgeltumwandlung zur Verbesserung der betrieblichen Altersversorgung von vielen Mitarbeitern genutzt. Unsere leitenden Angestellten erhalten darüber hinaus nach einer mindestens 5-jährigen Betriebszugehörigkeit eine zusätzliche Versorgungsvereinbarung.

Wir streben einen hohen Identifizierungsgrad unserer Mitarbeiter mit dem Unternehmen an. Deshalb haben wir im Berichtsjahr eine Mitarbeiterbefragung durchgeführt, die uns Aufschluss über die Wahrnehmung der Marke „Hypothekenbank in Essen AG“ bzw. des Unternehmensbildes seitens der Mitarbeiter gibt. Im Ergebnis können wir eine hohe Übereinstimmung mit der externen Markenwahrnehmung feststellen.

Wahrnehmung der Marke „Hypothekenbank in Essen AG“ seitens der Mitarbeiter


pfiffig
vertrauenswürdig
unkonventionell
dynamisch
belastbar
solide
aufstrebend
pfiffig
leistungs-
orientiert
charis-
matisch
erfolgreich/
profitabel
flexibel/
schnell
kompetent
ehrlich
selbst-
bewusst
unkonventionell
unverfälscht
Teamgeist
familiär
kurze Entscheidungswege
Werte, die aus Sicht der Mitarbeiter das Team der Bank verkörpern und somit die Marke tragen
Werte, die aus Sicht der Mitarbeiter die Marke der Bank als Arbeitgeber stark prägen
Werte, die aus Sicht der Mitarbeiter die Bankmarke verkörpern

Die Auswertung zum Markenbild zeigt, dass die Essen Hyp für die Mitarbeiter primär die Assoziation „Erfolg“ weckt, zusätzlich gestärkt durch Werte wie „Dynamik“, „Flexibilität“ und „Charisma“.
Zum Jahresultimo 2006 waren in der Essen Hyp 174 (159) Vollzeitkräfte tätig. Hierin enthalten sind 19 Auszubildende. Weiterhin fallen hierunter 24 Teilzeitkräfte, die entsprechend ihres Arbeitszeitmodells mit 0,5 gewichtet sind. Ohne diese Gewichtung beträgt die Mitarbeiterzahl 186 (170).

Allen Mitarbeitern sprechen wir unseren Dank und unsere Anerkennung für das Geleistete aus. Nur durch den hohen persönlichen Einsatz unserer Mitarbeiter war der anspruchsvolle Geschäftsauftrag zu erfüllen. Auch dem Betriebsrat gebührt Dank für die vertrauensvolle Kooperation und den offenen Dialog.

Altersstruktur

Alter	Männlich	Weiblich	Gesamt
61–65	1 (0,5 %)	0 (0,0 %)	1
56–60	5 (2,7 %)	3 (1,6 %)	8
51–55	10 (5,4 %)	3 (1,6 %)	13
46–50	7 (3,8 %)	9 (4,8 %)	16
41–45	25 (13,4 %)	12 (6,5 %)	37
36–40	14 (7,6 %)	18 (9,6 %)	32
31–35	22 (11,8 %)	15 (8,1 %)	37
25–30	11 (5,9 %)	15 (8,1 %)	26
< 25	11 (5,9 %)	5 (2,7 %)	16
	106 (57,0 %)	**80 (43,0 %)**	
	Männlich	Weiblich	

Gesamt: 186

Nachtragsbericht

Nach Abschluss des Geschäftsjahres zum 31.12.2006 und bis zur Drucklegung dieses Berichts sind keine für die Essen Hyp wesentlichen Ereignisse eingetreten, die Einfluss auf die Geschäftstätigkeit der Bank gehabt hätten und über die an dieser Stelle zu berichten wäre.

Risikobericht

Rahmengrundsätze

Risikoverständnis und Ziele des Risikomanagements

Risiken sind Bestandteil jeglicher unternehmerischer Geschäftstätigkeit und beinhalten die Gefahr, dass durch interne bzw. externe Ereignisse sowie durch Handlungen oder Entscheidungen Unternehmensziele nicht erreicht werden oder gar der Fortbestand eines Unternehmens gefährdet wird. Nur ein bewusster und zielorientierter Umgang mit Risiken ermöglicht es der Hypothekenbank in Essen AG, die Gesamtbankziele optimal zu erreichen. Darüber hinaus stellen wir ein umfassendes Risikomanagement sicher, um den Erwartungen und Anforderungen unserer Muttergesellschaft, unserer Investoren und Kapitalmarktpartner, der Ratingagenturen und der Bankenaufsicht zu entsprechen. Risikomanagement verstehen wir dabei als Gesamtheit aller organisatorischen Regelungen und Maßnahmen zur Erkennung von Risiken sowie zum bewussten und zielorientierten Umgang mit diesen Risiken. Integraler Bestandteil der Geschäftsprozesse der Essen Hyp ist daher ein umfassendes System zur Identifizierung, Früherkennung, Beurteilung (Ana-

Risikomanagementsystem der Hypothekenbank in Essen AG


Früherkennungs-system
Risikomanagement
Risiko-Controlling
Indikatoren: z. B. Kreditgeschäft
Innerhalb und/oder außerhalb des Ratingsystems
Messung und Beurteilung der wesentlichen Risiken
auch Diversifikations-Effekte/Portfolio-ebene, z. B. Kreditrisiko-modell
Limitierung der Einzelrisiken und des Gesamtrisikos
Maßnahmen treffen, z. B. Transfer von Kreditrisiken
Überwachung und Kommunikation der Einzelrisiken, des Gesamtrisikos und der Einhaltung der Kreditrisikostrategie
Reporting
Handlungsvorschläge
Risikoidentifikation
Risikomessung
Risikosteuerung
Risikokontrolle
aktiv
Risikovermeidung
Risikoverminderung/-limitierung
Risikoüberwälzung
Risikodiversifikation
passiv
Risikoübernahme

lyse und Bewertung), Steuerung und Überwachung unserer Risiken im Rahmen eines Risikomanagementsystems.

Das Risikomanagementsystem ist an der Geschäfts- und Kreditrisikostrategie und damit an den Unternehmenszielen ausgerichtet und gilt als Erweiterung der strategischen und operativen Planung. Es zielt insbesondere auf die Sicherung der Unternehmensexistenz und des künftigen Unternehmenserfolges ab.
Unter dem Begriff „Risiko" wird dabei die Gefahr verstanden, dass die tatsächlichen Ergebnisse von den erwarteten Ergebnissen abweichen. Es lässt sich damit als eine Wahrscheinlichkeitsverteilung beschreiben, bei der sowohl positive als auch negative Schwankungen um einen Erwartungswert auftreten. Die positive Abweichung wird als Chance bezeichnet, während die negative Ergebnisabweichung als Risiko verstanden wird.

Risikokategorien

Marktrisiken. Unter dem Begriff Marktrisiken werden generell jene Risiken zusammengefasst, deren gemeinsames Merkmal eine ungünstige Entwicklung der Geld- und Kapitalmärkte ist. Sie resultieren somit aus Schwankungen von Marktpreisen (Zinsen, Fremdwährungen) sowie anderen preisbeeinflus-

Risikokategorien

Marktrisiko	Kreditrisiko	Liquiditätsrisiko	Operationelles Risiko	Sonstiges Risiko
• Zinsrisiko • Währungsrisiko • Volatilitätsrisiko • Creditspreadrisiko • Risiko im Handelsbuch	• Ausfall- und Bonitätsrisiko • Konzentrations- und Klumpenrisiko • Länderrisiko • Abwicklungsrisiko • Vorleistungsrisiko • Wiedereindeckungsrisiko • Erfüllungsrisiko • Risiko im Deckungsstock	• Marktliquiditätsrisiko • Refinanzierungsrisiko	• Prozessrisiko • Systemrisiko • Personalrisiko • Externes Ereignisrisiko • Rechtsrisiko • Risiko aus Outsourcing	• Business Risk • Strategisches Risiko • Reputationsrisiko • Immobilien- und Objektrisiko • Risiko aus Beteiligungen • Risiko nicht marktgerechter Bedingungen

senden Parametern (Volatilitäten, Creditspreads). Die Essen Hyp unterteilt die Marktrisiken in die allgemeinen Marktrisiken, wozu das Zinsrisiko, das Währungsrisiko und das Volatilitätsrisiko zählen, und die spezifischen Marktrisiken, wozu Creditspreadrisiken zählen.

Kreditrisiken. Kreditrisiken beinhalten die Gefahr, dass aufgrund eines teilweisen oder vollständigen Ausfalls bzw. einer Erhöhung der erwarteten Ausfallwahrscheinlichkeit von Kreditnehmern (Bonitätsverschlechterung) unerwartete Verluste entstehen. Während das Ausfallrisiko die Gefahr bezeichnet, dass ein Kreditnehmer die vertraglich vereinbarten Tilgungs- und/oder Zinszahlungsleistungen nicht oder nur teilweise leistet, wird unter dem Bonitätsrisiko die Gefahr einer Bonitätsverschlechterung eines Kreditnehmers subsumiert. Darüber hinaus umfasst das Kreditrisiko auch Konzentrations- und Klumpenrisiken, Länderrisiken sowie Kontrahentenrisiken (Abwicklungs- und Vorleistungsrisiko sowie Wiedereindeckungs- und Erfüllungsrisiko).

Liquiditätsrisiken. Liquiditätsrisiken bezeichnen die aktuelle oder zukünftige Gefahr, dass ein Institut seinen gegenwärtigen und zukünftigen Zahlungsverpflichtungen bei Fälligkeit nicht oder nur mit Verlusten nachkommen kann. Die Essen Hyp unterteilt Liquiditätsrisiken in Marktliquiditätsrisiken und Refinanzierungsrisiken.

Operationelle Risiken. Das operationelle Risiko (Op-Risk) ist die Gefahr von Verlusten, die aufgrund der Unangemessenheit oder des Versagens von internen Prozessen und Systemen, Personal oder durch externe Faktoren eintreten. Diese Definition schließt Rechtsrisiken und Risiken aus Outsourcing ein.

Sonstige Risiken. Bei den sonstigen Risiken handelt es sich um nicht oder nur schwer quantifizierbare Risiken wie z. B. Business Risk, strategische Risiken oder Immobilien- und Objektrisiken. Die Essen Hyp ist sich der Existenz dieser Risiken bewusst und wirkt potenziellen Schäden durch Berücksichtigung eines Puffers in der Risikotragfähigkeitsrechnung entgegen.

Risikotragfähigkeit, Risikobegrenzung und Limitsystem

Zentrales Motiv der risiko- und renditeorientierten Gesamtbanksteuerung der Essen Hyp ist der optimale Einsatz des ökonomischen Kapitals. Definiert wird es als der Kapitalbetrag, der mit einer vorgegebenen Wahrscheinlichkeit innerhalb eines Jahres zur Abdeckung unerwarteter Verluste aus risikobehafteten Positionen vorgehalten werden muss (99,95 % Konfidenzniveau, Haltedauer ein Jahr). Im Rahmen der Risikotragfähigkeitsrechnung wird dem ökonomischen Kapital das zu seiner Deckung vorhandene Kapital (die Risikodeckungsmasse) gegenübergestellt, um zu messen, ob im Krisenfall ausreichend Kapital zum Ausgleich von Verlusten vorhanden ist. Risikotragfähigkeit ist gegeben, wenn alle (wesentlichen) Risiken laufend durch das Risikodeckungspotenzial abgedeckt werden (siehe Grafik rechts oben).

Das Verhältnis von Risikodeckungsmasse zu ökonomischem Kapital im Berichtsjahr wird in der nebenstehenden Grafik (rechts unten) dargestellt.

Schema der Risikotragfähigkeitsrechnung


Business Risk
Operationelles Risiko
Kreditrisiko
Marktrisiko
geplanter Jahresüberschuss
Neubewertungs-rücklage
Kernkapital
Ökonomisches Kapital
Risikodeckungsmasse

Risikotragfähigkeit im Berichtsjahr


%
100
80
60
40
20
0
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.
Marktrisiken
Kreditrisiken
Operationelle Risiken
Business Risk
Risikodeckungsmasse

Organisation des Risikomanagements und -controllings

Risikomanagementorganisation
Unbedingte Voraussetzung für die Effektivität und damit Wirksamkeit des Risikomanagementsystems ist eine transparente und eindeutige Risikomanagementorganisation. Hierzu sind die Rollen und Verantwortlichkeiten der beteiligten Organisationseinheiten sowie ihre Funktion innerhalb des bankweiten Risikomanagement- und -controllingprozesses festgelegt, um mögliche Unklarheiten im Hinblick auf Zuständigkeiten oder Überschneidungen zu vermeiden.
Die Verantwortung für das Management der von den einzelnen Aktivitäten ausgehenden Risiken in der Essen Hyp liegt beim Gesamtvorstand. Im strategischen Bereich wird er durch das Kreditkomitee (KK) unter Vorsitz des Chief Risk Officer (CRO)

Organisation des Risikomanagements


Risikoausschuss des Aufsichtsrats
Gesamtvorstand
Risikostrategie
CRO
Risikocontrolling
Risikomanagement
KK
ALCO
Marktrisiko
Kreditrisiko
Operationelles Risiko
Liquiditätsrisiko
Sonstige Risiken
Marktfolge
Markt
Sonstige Risikomanagementeinheiten
Risikoarten
Prozessuale Überwachung: Interne Revision

und das Asset-Liability-Committee (ALCO) sowie durch die Vorstandssitzung und die Geschäftsplanungssitzung unterstützt.
Das operative Risikomanagement im Rahmen der vorgegebenen Strategie liegt in der Verantwortung der Markt- und Marktfolgebereiche. Das Risikocontrolling wird insbesondere vom Fachbereich Controlling geleistet. Die prozessunabhängige Überwachung des Risikomanagementsystems wird von der Internen Revision der Essen Hyp wahrgenommen.
Einen Überblick über die im Rahmen der Risikomanagementorganisation festgelegten Aufgaben und Verantwortlichkeiten gibt die Grafik links.

Interne Revision
Die Interne Revision ist ein Instrument des Gesamtvorstands der Essen Hyp und unmittelbar dem Vorstandsvorsitzenden unterstellt. Sie ist ein wesentlicher Baustein des bankweiten internen Überwachungssystems. Im Auftrag des Vorstands erbringt sie unabhängige und objektive Prüfungs- und Beratungsdienstleistungen, die darauf ausgerichtet sind, Mehrwerte zu schaffen und die Geschäftsprozesse zu verbessern. Sie unterstützt die Essen Hyp bei der Erreichung ihrer Ziele, indem sie mit einem systematischen und zielorientierten Ansatz die Betriebs- und Geschäftsabläufe, das Risikomanagement und -controlling sowie das interne Kontrollsystem bewertet und verbessern hilft.

Auf Grundlage eines langfristigen Prüfungsplans prüft und beurteilt die Interne Revision risiko- und prozessorientiert alle Betriebs- und Geschäftsabläufe der Essen Hyp, insbesondere

- die Funktionsfähigkeit, Wirksamkeit, Wirtschaftlichkeit und Angemessenheit des internen Kontrollsystems,
- die Anwendung, Funktionsfähigkeit, Wirksamkeit und Angemessenheit der Risikomanagement- und -controllingsysteme, des Berichtswesens, des Informationssystems und des Finanz- und Rechnungswesens,
- die Einhaltung geltender gesetzlicher und aufsichtsrechtlicher Vorgaben sowie sonstiger Regelungen,
- die Wahrung betrieblicher Richtlinien, Ordnungen und Vorschriften sowie
- die Ordnungsmäßigkeit aller Betriebs- und Geschäftsabläufe, Regelungen und Vorkehrungen zum Schutz der Vermögensgegenstände.

Die Interne Revision erstellt zeitnah nach Abschluss der Prüfungshandlungen einen schriftlichen Revisionsbericht. Dieser enthält eine Darstellung des Prüfungsgegenstands, der Prüfungsfeststellungen, eine Beurteilung der Prüfungsergebnisse sowie einen Maßnahmenkatalog. Die Umsetzung der ausgesprochenen Maßnahmen und Empfehlungen wird mithilfe einer Datenbankanwendung überwacht.

Der Aufsichtsrat der Essen Hyp wird im Rahmen der regelmäßig stattfindenden Sitzungen über wesentliche Feststellungen informiert. Darüber hinaus erhält er einmal jährlich nach Ablauf eines Geschäftsjahres einen umfassenden Bericht über alle wesentlichen Feststellungen sowie den aktuellen Stand der Umsetzung der damit verbundenen Maßnahmen. Festgestellte schwerwiegende Mängel werden dem Vorsitzenden des Aufsichtsrats unverzüglich angezeigt.

Umsetzung von Basel II/SolvV und MaRisk
Die Auswirkungen von Basel II auf die Essen Hyp. Im ersten Quartal des Berichtsjahres hat die Essen Hyp an der fünften quantitativen Auswirkungsstudie (QIS 5) teilgenommen. Die Ergebnisse hieraus

wurden dezidiert analysiert und sind in die Konzernmeldung der Commerzbank AG eingeflossen. Es hat sich danach gezeigt, dass die Bank, die im Rahmen von Basel II den fortschrittlichen internen Ratingansatz (A-IRBA) anstrebt, insgesamt mit einer deutlichen Entlastung der Risikoaktiva rechnen kann. In besonderer Weise profitiert das Retailgeschäft von den neuen regulatorischen Anforderungen. Hier rechnen wir derzeit mit einer Verringerung von ca. 60 % der Eigenkapitalunterlegung im Vergleich zum bestehenden Grundsatz I. Mit Blick auf diese künftigen Effekte hat die Bank im abgelaufenen Geschäftsjahr einen entsprechenden Portfolioankauf in diesem Segment getätigt. Darüber hinaus ist innerhalb der Forderungsklasse „Specialised Lending", welche das Commercial Real Estate Geschäft (CRE; gewerbliche Immobilienfinanzierungen) umfasst, eine moderate Reduktion der Belegung mit Risikoaktiva zu erwarten. Vor diesem Hintergrund verfolgt die Bank auf dem Wege detaillierter Analysen eine kontinuierliche Beobachtung bzw. Bewertung sämtlicher Kredite zum Zwecke der sukzessiven Optimierung des Bestands gemäß internem Ratingansatz.

Für das Kapitalmarktgeschäft lässt sich insgesamt eine Erhöhung der Unterlegungspflicht gemäß Basel II feststellen. Betroffen ist in diesem Zusammenhang insbesondere das Kreditgeschäft mit öffentlich-rechtlichen Kreditnehmern. Für die Essen Hyp als traditionell großen Staatskreditfinanzierer ist es daher von erheblicher Bedeutung, dass sich im Ergebnis der Modellierung relevanter Ratingkomponenten der nachweisbar geringe Verlusteintritt dieser Adressen in besonderer Weise widerspiegelt. Nur so lässt sich künftig eine spürbare Reduktion der risikoadjustierten Eigenmittelunterlegung innerhalb dieses Kernsegments erreichen.

Die Durchführung der QIS 5 erfolgte auf Basis des in der Bank implementierten Basel-II-Rechenkerns. Im Rahmen eines laufenden Überarbeitungsprozesses integriert die Bank sukzessive die einschlägigen Modifikationen der Ende des Jahres endgültig verabschiedeten Solvabilitätsverordnung (SolvV).

Stand der Umsetzung. In der Vergangenheit hatte sich die Essen Hyp an vom Verband deutscher Pfandbriefbanken (vdp) initiierten Gemeinschaftsprojekten beteiligt, in deren Rahmen interne Ratingkomponenten für das Geschäft mit Immobilienkunden entwickelt worden sind. Die im Jahr 2004 in die Kreditprozesse der Bank implementierte PD-(Ausfallwahrscheinlichkeits-)Komponente für das CRE-Geschäft wurde mit der BV Risk Solutions, Köln, einer Tochtergesellschaft des Bankverlags Köln, entwickelt.

Bezogen auf das sogenannte Retailgeschäft, die privaten Baufinanzierungen für „Einmal-Bauherren", beteiligt sich die Essen Hyp seit Anfang des Berichtsjahres an einem von der Eurohypo AG entwickelten Scoringverfahren zur Ermittlung der Basel-II-konformen Ausfallwahrscheinlichkeit.

Interne Ratingverfahren zur PD-Messung für die Segmente Staatskreditgeschäft (Länder und Gebietskörperschaften) bzw. für das Kapitalmarktgeschäft (Banken) wurden seitens der Konzernmutter bzw. über Gemeinschaftsprojekte des vdp und Standard & Poor's Risk Solutions, Frankfurt, entwickelt.

Bezüglich der LGD-(Erweiterte-Verlustquote-nach-Ausfall-)Ermittlung für die Immobilienfinanzierung (CRE und Retail) sowie zur abschließenden Errechnung der künftigen Eigenmittelunterlegung gemäß Basel II hat sich die Bank frühzeitig an einem Gemeinschaftsprojekt mit anderen Hypothekenbanken beteiligt. Der auf diesem Wege konzipierte und im Hause der Essen Hyp implemen-

tierte Basel-II-Rechenkern bildet die Grundlage, im Rahmen von Neugeschäfts- oder Bestandstransaktionen sämtliche Finanzierungen der Bank unter Berücksichtigung der einschlägigen Regelungen gemäß Basel II kalkulieren und bewerten zu können.
Innerhalb des Commerzbank-Konzerns wird im Zuge der Umsetzung von Basel II eine weitere Vereinheitlichung der Ratingverfahren respektive der zugrunde liegenden Methodik angestrebt. Seit Beginn des Geschäftsjahres 2007 ist die Bank daher in ein konzernübergreifendes Migrationsprojekt involviert, in dessen Rahmen die Ratingkomponenten für das CRE-Geschäft in die Kreditprozesse der Bank integriert werden sollen.
Die in der Essen Hyp angewandten Komponenten für das Kapital- und Staatskreditgeschäft (zur PD- und LGD-Ermittlung) entsprechen derzeit bereits den innerhalb der Commerzbank AG verwendeten Methoden und Verfahren.
Die Migration der Ratingverfahren dient dem Ziel, auf dem Wege der methodischen Konsolidierung über eine einheitliche Risikobewertung die optimierte Allokation sämtlicher Adressenausfallrisiken sowie deren bestmögliche Steuerung innerhalb des Konzerns zu gewährleisten.
Die Aktivitäten der Bank im Rahmen von Basel II standen im abgelaufenen Geschäftsjahr bereits im Zeichen der beginnenden aufsichtsrechtlichen Überprüfung und Zertifizierung der Ratingkomponenten und Rechenverfahren. Im ersten Quartal dieses Jahres werden die Prüfer der Bundesbank zwecks Abnahme des internen Ratings für Banken im Hause der Essen Hyp erwartet. Im Rahmen der Bearbeitung der sog. Konkordanzlisten hat die Bank in Zusammenarbeit mit den für die Zertifizierung zuständigen Kollegen der Commerzbank AG und mit Unterstützung des Konzerns durch die Beratungsgesellschaft PwC die Voraussetzungen zur erfolgreichen Abnahme geschaffen.
Im Jahre 2007 steht nach aktueller Planung die aufsichtsrechtliche Überprüfung sämtlicher interner Ratingverfahren innerhalb der Essen Hyp an.

Umsetzung der MaRisk. Mit der Einführung der Mindestanforderungen an das Risikomanagement (MaRisk) hat die deutsche Bankenaufsicht die zweite Säule aus Basel II und der SolvV, den „Bankaufsichtlichen Überwachungsprozess", umgesetzt. Die MaRisk modifizieren die bisherigen Mindestanforderungen an das Handelsgeschäft (MaH), das Kreditgeschäft (MaK) und die Interne Revision (MaIR). Neben den Anforderungen an Strategieformulierung und Risikotragfähigkeitskonzept stellen die MaRisk neue quantitative und qualitative Anforderungen an das Management und die Überwachung der Risiken eines Instituts. Eine wesentliche Änderung ist u. a. die Forderung nach angemessenen Risikosteuerungs- und -controllingprozessen für Zinsänderungsrisiken im Anlagebuch. Für die Essen Hyp bedeutet dies jedoch keine Neuerung, da vor Einführung des PfandBG weitaus strengere Anforderungen an Hypothekenbanken galten, die auf einem Gentleman Agreement zwischen BaFin und Hypothekenbanken fußten.
Zur Umsetzung der Anforderungen der MaRisk hat die Essen Hyp eine interdisziplinäre Projektgruppe definiert, welche alle für ihre Geschäftstätigkeit relevanten Anforderungen abgeleitet und in Teilprojekte mit konkreten Arbeitspaketen gegliedert hat. Zum Jahresende 2006 konnte der Großteil der Teilprojekte bereits abgeschlossen werden. Der Abschluss noch offener Teilprojekte ist für das erste Halbjahr 2007 projektiert, sodass die MaRisk im Jahr 2007 vollständig umgesetzt sein werden.

Risikomanagement- und -controllingprozess
Überblick über den Prozess
Der Risikomanagementprozess in der Essen Hyp umfasst alle Aktivitäten, die zum systematischen Umgang mit Risiken in der Essen Hyp notwendig sind. Er besteht aus den Phasen Identifikation, Beurteilung (Analyse/Bewertung), Steuerung und Kommunikation der Risiken sowie aus der Überwachung der Effektivität (Wirksamkeit) und Effizienz (Angemessenheit) der Maßnahmen des Risikomanagements.

- Ziel der *Risikoidentifikation* ist die strukturierte, detaillierte und möglichst vollständige Erfassung aller denkbaren, aus den Geschäftsprozessen und Funktionsbereichen resultierenden Risikopotenziale in der Essen Hyp. Die Risikoidentifikation dient damit als Informationsbasis für die nachgelagerten Phasen.
- Gemessen an den Risikopotenzialen unserer Geschäftsfelder sind nach Art und Umfang unterschiedlich ausgeprägte *Frühwarnsysteme* in der Bank implementiert. Sie dienen dazu, rechtzeitig diejenigen Kredite und Positionen zu identifizieren, bei denen sich für das Risikoprofil der Essen Hyp erhöhte Risiken abzuzeichnen beginnen. Hierdurch ist die Essen Hyp in der Lage, in einem möglichst frühen Stadium Gegenmaßnahmen einzuleiten (z. B. Intensivbetreuung von Engagements).
- Ziel der strategischen *Risikobeurteilung* ist es, die identifizierten Risiken hinsichtlich ihres Gefährdungspotenzials für die Bank zu analysieren, sie in eine Rangordnung zu übertragen und in

Prozess-Schema des Risikomanagements

Identifikation

Beurteilung

Überwachung

Steuerung

Kommunikation

einer Risikolandkarte abzubilden. Diese quantitative Beurteilung erfolgt neben einer verbalen Begründung auf Basis der Parameter Eintrittswahrscheinlichkeit, Risikobedeutung und Beherrschbarkeit.
- Die (operative) *Risikomessung* zielt darauf ab, die tatsächlichen Verlustpotenziale zu ermitteln und mit den festgelegten Limiten abzugleichen. Die gemessenen Werte werden in den jeweiligen Reports dargestellt.
- Gegenstand der *Risikosteuerung* ist die aktive Beeinflussung, also das tatsächliche Management der im Rahmen von Risikoidentifikation und Risikoanalyse ermittelten Risikopositionen. Diese muss im Einklang mit den Unternehmenszielen und den daraus abgeleiteten Zielen des Risikomanagements stehen.
- Das *Risikoreporting* hat die Zielsetzung, die im Rahmen der vorhergehenden Phasen ermittelten Daten systematisch aufzubereiten, zu verdichten, zu kanalisieren und zu kommunizieren.
- Als letzte Phase des Risikomanagementprozesses soll die *Risikoüberwachung* sicherstellen, dass die tatsächliche Risikolage der Essen Hyp immer der angestrebten, vom Vorstand vorgegebenen Risikolage entspricht. Im Zentrum dieser Phase steht daher die kontinuierliche operative Kontrolle der Wirksamkeit der Risikosteuerungsmaßnahmen.

Risikosteuerung bei dualer Bilanzierung
Die Essen Hyp erstellt sowohl einen HGB-Einzelabschluss als auch konzernintern einen Abschluss nach International Accounting Standards/International Financial Reporting Standards (IAS/IFRS). Die Steuerung nach IAS/IFRS orientiert sich im Vergleich zum nationalen Handelsrecht in weitaus höherem Maße am Fair Value. Danach sind alle finanziellen Vermögenswerte und Verbindlichkeiten, zu denen auch derivative Finanzinstrumente zählen, grundsätzlich in der Bilanz anzusetzen und in Abhängigkeit von der ihnen zugewiesenen Kategorie zu bewerten. Die Bewertung erfolgt für alle Finanzinstrumente, die an einem „aktiven Markt" i. S. des IAS 39 quotiert sind, zum Fair Value. Die Kategorie „Bis zur Endfälligkeit zu haltende finanzielle Vermögenswerte" wird nicht verwendet. Die Marktwertveränderungen werden je nach bilanzieller Zuordnung entweder erfolgswirksam oder erfolgsneutral erfasst. Diese Teilbilanzierung zu Marktwerten, das sogenannte Mixed-Modell, machte die Strukturierung des Gesamtzinsbuches im Rahmen der Gesamtbanksteuerung in Teilportfolien notwendig. Nur so können wir die bilanziellen Auswirkungen nach IAS/IFRS im Rahmen von Limiten begrenzen und steuern. Die tägliche Ergebnisermittlung für den Bereich IAS/IFRS dient auch dazu, die potenziellen Auswirkungen von Maßnahmen der Aktiv-Passiv-Steuerung aufzuzeigen.

Marktrisiken
Strategie. Marktrisiken werden bewusst im Rahmen der vorgegebenen Limite und unter Berücksichtigung der Kompetenzen zum Zweck der Ertragsgenerierung eingegangen.

Organisation. Das aktive Management der Marktrisiken obliegt dem Unternehmensbereich Kapitalmarkt. Das Risikocontrolling wird von der Abteilung Market Risk geleistet.

Steuerung. Das Marktrisiko wird risiko- und ertragsorientiert gesteuert. Hierzu werden Marktrisikolimite unter Berücksichtigung des ökonomischen Kapitalverbrauchs und der Geschäftserwartungen festgelegt.

Risikomessmethoden. Die Marktrisiken werden auf der Basis eines Value-at-Risk-Konzepts ermittelt. Der VaR wird hier definiert als der maximale Verlust eines Portfolios über eine bestimmte Halteperiode, der mit einer vorher festgelegten Wahrscheinlichkeit (Konfidenzniveau) nicht überschritten wird. Allgemeine Marktrisiken werden mittels historischer Simulation berechnet, spezifische Marktrisiken auf Basis eines Varianz-Kovarianz-Modells.

Die Validierung des VaR erfolgt über ein Backtesting. Hierbei wird die durch den VaR prognostizierte maximale Barwertänderung des Portfolios mit den tatsächlich auftretenden Änderungen verglichen. Ziel ist neben der Erfüllung aufsichtsrechtlicher Anforderungen die Beurteilung und kontinuierliche Verbesserung der Prognosegüte.

Stresstest und Szenarioanalyse. Da die bei der VaR-Berechnung gewonnenen Erkenntnisse keine Aussage über das Verhalten eines Portfolios unter extremen Marktbewegungen liefern, werden neben dem VaR zusätzliche Stresswerte ermittelt. Hierzu wird unter Zuhilfenahme einer Auswahl definierter Szenarien, die das Ausmaß üblicher täglicher Schwankungen der Risikofaktoren deutlich übersteigen, das Stresstesting berechnet. Sämtliche Szenarien werden auf Basis historischer Zinssätze entwickelt und umfassen sowohl positive als auch negative Verschiebungen der Zinsstrukturkurve sowie Drehungen der Kurve auf unterschiedlichen Stützstellen. Darüber hinaus werden auch andere Szenarien simuliert, die nicht extreme, aber aus anderen Gründen für die Essen Hyp interessante Änderungen der Marktdaten beschreiben (Szenarioanalyse).

Limite. Die Höhe des allgemeinen und des spezifischen Marktrisikos ist für die Auslastung des VaR und die standardisierten Stresstests begrenzt. Für Geschäfte des Handelsbuches besteht ein VaR-Sublimit. Zudem ist auf Gesamtbankebene eine Marktwertuntergrenze festgelegt.

Reporting. Der Gesamtvorstand, die Unternehmensbereichsleiter sowie die Leitung der Fachbereiche Treasury und Gesamtbanksteuerung werden täglich über die Entwicklung des Marktwerts der Essen Hyp, die Höhe des VaR einschließlich Credit-Spread-VaR und die Auslastung der diversen Risikolimite informiert. Daneben werden die Barwerte der ausstehenden öffentlichen Pfandbriefe, der Hypothekenpfandbriefe und ihrer jeweiligen Deckungsstöcke sowie deren Veränderung unter definierten Stress-Szenarien ermittelt und kommuniziert. Ferner erhält der Gesamtvorstand monatlich differenzierte Berichte der Unternehmensbereiche, Fachbereiche und Abteilungen. In diesem Zusammenhang berichtet der Fachbereich Controlling u. a. über die im abgelaufenen Monat getätigten Geschäfte, ihre Auswirkung auf die Struktur der Zinsbindungsbilanz, die Entwicklung des Marktwerts sowie den Verlauf der Auslastung der Risikolimite. Ferner wird über den Stand etwaiger neuer Produkte berichtet. Der Monatsbericht des Fachbereichs Bilanzen und Steuern erläutert u. a. die Entwicklung der Bilanz- und der GuV-Positionen nach HGB und IAS/IFRS.

Entwicklung der Marktrisikozahlen im Geschäftsjahr. Per 31.12.2006 betrug der VaR prozentual vom genehmigten Limit 54,6 % und im Jahresverlauf durchschnittlich 69,8 %. Das Limit für Extremszenarien war zum Jahresultimo mit 56,3 % und im Jahresverlauf mit durchschnittlich 56,1 % ausgenutzt. Die Essen Hyp ist in 2006 nahezu keine Währungs- und Volatilitätsrisiken eingegangen bzw. hat diese weitgehend durch Hedging-Instrumente eliminiert.

Neuerungen im Geschäftsjahr

Handelsbuchinstitut. Die Essen Hyp hat sich im August 2006 gegenüber der BaFin als Handelsbuchinstitut deklariert. Damit geht sie in einem fest definierten Rahmen Handelspositionen zur kurzfristigen Generierung von zusätzlichen Erträgen ein. Aufgrund des potenziell erhöhten Risikogehalts dieser Positionen hat die Essen Hyp ein Sublimit

für den VaR aus Handelsbuchpositionen festgelegt und nur bestimmte Geschäftsarten für Handelsbuchgeschäfte genehmigt.

Neue Risikorechnung. Mit dem Ziel, eine größtmögliche Genauigkeit und Datensicherheit bei der Berechnung der Risikokennzahlen zu erreichen, wurde systemtechnisch eine neue Risikorechnung entwickelt und im Berichtsjahr in die bestehenden Systeme und Prozesse implementiert. Entgegen der bisherigen Konzeption werden in der neuen Risikorechnung die Kennzahlen sowohl insgesamt als auch für einzelne Risikofaktoren (Zinsen, Währungen und Volatilitäten) sowie auf unterschiedlichen Aggregationsebenen berechnet, wodurch eine differenziertere Überwachung und Steuerung der Marktrisiken ermöglicht wird.

PRIME-Umstellung. Im August 2006 haben wir unser Front-End-System Front Arena Atlas auf Front Arena PRIME umgestellt. Hierdurch können die bestehenden Geschäfte besser erfasst und bewertet werden.

Kreditrisiken

Strategie. Die Kreditrisikostrategie setzt den Rahmen für die mittelfristige Ausrichtung der Kapitalmarkt- und Hypothekenportfolien. Grundlage ist die Analyse der geschäftspolitischen Ausgangsposition und die Einschätzung der zukünftigen, mit der Kreditvergabe verbundenen Risiken und Erträge. Die Kreditrisikostrategie bildet damit die Grundlage für die geplanten Aktivitäten im Kapitalmarkt- und Immobilienfinanzierungsgeschäft und definiert die geplanten Produkte genauso wie die Zielmärkte.

VaR täglich und im Jahresdurchschnitt zum genehmigten Limit im Jahr 2006 in %


100
90
80
70
60
50
40
30
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.
Wert/täglich
Mittelwert/Jahr

Organisation. Das aktive Management der Kreditrisiken erfolgt in gemeinsamer Verantwortung der Bereiche Markt (Unternehmensbereiche Kapitalmarkt und Immobilienfinanzierung) und Marktfolge (Unternehmensbereich Marktfolge). Das Risikocontrolling der Kreditrisiken auf Portfolioebene ist Aufgabe des Fachbereichs Controlling.

Steuerung. Als wesentliche Kernfunktion im Bankgeschäft ist die Steuerung der Risiken im Kreditgeschäft ein entscheidender Wettbewerbsfaktor. Nur diejenigen Institute, die ihre Kreditrisiken zeitnah und systematisch quantifizieren und steuern können, werden den zunehmenden Anforderungen der unterschiedlichen Interessengruppen gerecht und können auch zukünftig ein ausgewogenes Risiko-Rendite-Verhältnis erzielen.
Das Zielportfolio der Kreditrisikostrategie bildet die Benchmark für die Neugeschäftssteuerung und die Portfoliomanagement-Aktivitäten. Die Steuerung der Kreditrisiken erfolgt anhand eines Limitsystems, das sowohl Emittenten- und Kontrahentenlimite auf Einzelgeschäftsebene als auch Länderlimite auf Portfolioebene vorsieht. Für das Management von Länderrisiken bedient sich die Bank ergänzend zur eigenen Kompetenz des Know-hows im Konzern. Im Rahmen des konzernübergreifenden Kredit- und Entscheidungsprozesses ist die Essen Hyp auch in das konzernweite Limitsystem ihrer Muttergesellschaft eingebunden.

Kredit- und Entscheidungsprozess. Der Rahmen jeder Kreditentscheidung wird durch die Kompetenzordnung der Essen Hyp bestimmt. Dieses Ordnungsschema wird als Matrix dargestellt, deren Ausgestaltung sich über die Art des Kreditnehmers, sein internes Rating und die durch den Bereich Markt beantragte Limithöhe definiert. Integraler Bestandteil jeder Kreditentscheidung ist die Bonitätsanalyse des Kreditnehmers, die in der Ermittlung eines internen Ratings unter Berücksichtigung aller für das Ausfallrisiko maßgeblichen Informationen mündet. Zur Bonitätsbeurteilung verfügt die Essen Hyp über verschiedene DV-gestützte Ratingsysteme, die an den relevanten Forderungsklassen der Bank ausgerichtet sind.

Außerhalb des Kleindarlehensgeschäfts hat zudem die Wertermittlung durch die nach Hyp-Zert zertifizierten Gutachter der Immobilien Expertise GmbH, einer Tochtergesellschaft der Essen Hyp, für die Feststellung des Beleihungswerts eine zentrale Bedeutung. Die nach Vorlage der endgültigen Wertermittlung verifizierten nachhaltigen Erträge aus den zu beleihenden Immobilien müssen die an die Bank und ggf. andere Fremdkapitalgeber zu entrichtenden Zins- und Tilgungsleistungen unter Einbeziehung von nicht umlegbaren Bewirtschaftungskosten deutlich übersteigen. Die Bank hat sich mit Zustimmung des Risikoausschusses des Aufsichtsrats Guidelines auferlegt, in denen Mindest-Coverage-Ratios für den Kapitaldienst und die maximale Finanzierungsdauer hinsichtlich der Tilgungshöhe definiert werden. Daneben sind Portfoliogrenzen für besondere Risiken, wie z. B. Development- und Bauträgerfinanzierungen, Finanzierungen in den neuen Bundesländern und ausgewählte Objekttypen, festgelegt. Weiterhin werden darin diejenigen Objekttypen aufgeführt, welche die Bank derzeit nicht bzw. nur unter besonderen Bedingungen beleihen will. Ein Katalog der favorisierten Zielländer ist in den Guidelines ebenfalls definiert.

Jede Kreditentscheidung auf jeder Kompetenzstufe der Bank erfordert ein Votum des Bereichs Markt und ein weiteres – vom Markt unabhängiges – zweites Votum des Bereichs Marktfolge. Beide Voten sind vor der Kreditentscheidung abzugeben und sind entsprechend unbedingte Voraussetzung für diese.
Das Kreditkomitee unter dem Vorsitz des Chief Risk Officer als zentrales Gremium im Sinne der Kom-

petenzstufen wird im Rahmen des Kredit- und Entscheidungsprozesses der Essen Hyp zur Bündelung risikorelevanter Entscheidungen bzw. zur Votierung entsprechender Beschlussvorlagen für den Gesamtvorstand eingesetzt.
Die außerhalb der Kreditkompetenz des Gesamtvorstands der Essen Hyp liegenden Kreditentscheidungen werden vor ihrer Behandlung und Beschlussfassung im Risikoausschuss des Aufsichtsrats der Essen Hyp den zuständigen Gremien der Commerzbank AG vorgelegt.

Risikomessmethoden. Die Überwachung der Einhaltung der Kreditrisikostrategie obliegt dem Fachbereich Controlling. Um die Umsetzung der risikostrategischen Vorgaben zu gewährleisten und zur Begrenzung von Risikokonzentrationen wird das gebundene ökonomische Kapital als Messgröße sowie als Risikoobergrenze für Klumpen- und Konzentrationsrisiken genutzt. Darüber hinaus erfolgt ein klassischer Soll-Ist-Vergleich der Portfolien der Bank auf Basis der in der Kreditrisikostrategie prognostizierten Zielgrößen.
Die Messung der Kreditrisiken auf Einzelgeschäftsebene erfolgt grundsätzlich jährlich anhand der internen Ratings der Kreditnehmer der Bank, die auf Basis quantitativer und qualitativer Daten ermittelt werden, wobei die Intensität und Frequenz der Risikomessung abhängig ist vom Risikogehalt des Kreditnehmers. Die turnusmäßige Risikomessung auf Einzelgeschäftsebene wird um regelmäßige Ratingmigrationsanalysen auf Portfolio- bzw. Subportfolioebene abgerundet.
Das kontinuierliche Monitoring der Bank wird um ein Frühwarnsystem ergänzt, das am Risikogehalt der Portfolien ausgerichtet ist. Dieses System soll die Essen Hyp in die Lage versetzen, anhand quantitativer und qualitativer Indikatoren auftretende Risiken bei Kreditnehmern der Bank frühzeitig zu erkennen und rechtzeitig entsprechende Gegensteuerungsmaßnahmen einzuleiten.

Reporting. Der Vorstand, die Unternehmensbereichsleiter und der Aufsichtsrat/Risikoausschuss werden im vierteljährlichen Risikoreport umfassend über die Entwicklung der Kreditrisiken informiert.
Dabei werden die identifizierten Kreditrisiken entsprechend der zentralen Strukturmerkmale (Größen-, Länder- und Segmentkonzentrationen sowie Ratingverteilung) im Hinblick auf die Einhaltung der Kreditrisikostrategie analysiert. Identifizierte Problemkredite werden im Report getrennt für den Kapitalmarkt- und den Hypothekenbereich aufgeführt und detailliert dargestellt. Der Vorstand entscheidet auf dieser Basis über den Umgang mit signifikanten Abweichungen von der Kreditrisikostrategie sowie diesbezügliche Gegensteuerungsmaßnahmen.

Risikovorsorge. Den erkennbaren Risiken des Kreditgeschäfts wird durch die Bildung von Einzelwertberichtigungen und durch Pauschalwertberichtigungen für latente Risiken in angemessenem Umfang Rechnung getragen. Es bestand für uns bisher keinerlei Notwendigkeit, im Kreditgeschäft mit öffentlichen bzw. öffentlich-rechtlichen Institutionen Einzelwertberichtigungen vorzunehmen oder Rückstellungen zu bilden.
In den Einheiten des Hypothekengeschäfts erfolgt unterjährig auf Basis sorgfältiger Analysen eine Einschätzung notwendiger Vorsorgemaßnahmen, um auf diese Weise Planungssicherheit für die Bank zu gewährleisten. Zur Risikoabschirmung für Kreditrisiken wurden im Rahmen von Most-Realistic-Value-Ansätzen (MRV) Einzelwertberichtigungen gebildet. Ab einer Ratingnote von 6,1, die dem Defaultstatus nach Basel II entspricht, sind die nach Anwendung des MRV-Ansatzes verbleibenden Blankoanteile bei nicht nachhaltig bedienenden Darlehen vollständig wertberichtigt worden.

Im Rahmen unserer Kreditrisikostrategie haben wir die kalkulatorischen Standardrisikokosten sowohl für das Retailgeschäft als auch für gewerbliche Immobilienfinanzierungen auf Basis der vorhan-

denen Qualität und der Struktur des Portfolios festgelegt. Im Retailgeschäft rechnen wir vor dem Hintergrund, dass rund 95 % dieser Beleihungen nur bis zu 60 % des festgestellten Beleihungswerts auslaufen, mit einheitlichen Standardrisikokosten. Bei gewerblichen Finanzierungen werden dagegen in Abhängigkeit vom Beleihungsauslauf gestaffelte Standardrisikokosten kalkuliert. Im Zuge der weiteren Umsetzung unserer internen Ratingsysteme wird durch die Berechnung der Standardrisikokosten auf Basis des Expected Loss sukzessive ein risikoadjustiertes Pricing erreicht werden.

Risikomanagement Deckungsstock

§ 27 Abs. 1 des PfandBG verlangt von einer Pfandbriefbank die Implementierung eines geeigneten Risikomanagementsystems, das geeignete Instrumente und Regelungen zur Steuerung, Überwachung und Kontrolle speziell der Risiken vorgibt, die aus den in der Deckungsmasse befindlichen Krediten und der daraus abgeleiteten Ausgabe von Pfandbriefen resultieren. Dazu haben wir ein Risikomanagementsystem gesamtbankweit implementiert, das die besonderen Anforderungen des § 27 PfandBG berücksichtigt. Den Transparenzpflichten gemäß § 28 PfandBG wird entsprechend nachgekommen.

Staatskredit und sonstige fremde Wertpapiere. Unsere öffentlichen Deckungswerte betrugen zum Jahresultimo € 76,3 Mrd. Die hohe Qualität dieser Werte spiegelt sich zum einen in einer geringen durch-

Gliederung des öffentlichen Deckungsstocks in %
Stand: 31.12.2006


26,0
46,2
8,8
5,6
Bundesrepublik Deutschland, Sondervermögen des Bundes und die deutschen Bundesländer
Städte, kommunale Zweckverbände, Organisationen ohne Erwerbszweck und kommunalverbürgte Darlehen
Kreditinstitute der öffentlichen Hand mit Sonderaufgaben
Öffentlich-rechtliche Kreditinstitute und durch diese verbürgte Forderungen, Sparkassen und inländische private Kreditinstitute
Ausländische Gebietskörperschaften, Anstalten des öffentlichen Rechts, ausländische Kreditinstitute

Gesamtvolumen: € 76,3 Mrd.

schnittlichen Risikogewichtung nach Grundsatz I und zum anderen in den externen Ratings der internationalen Ratingagenturen wider. Unter Berücksichtigung der Grundsatz-I-Standards werden 72,7 % dieser Aktiva mit einer Risikogewichtung von 0 % eingestuft, 0,9 % mit 10 % und 26,4 % mit 20 %. Die Analyse des Kreditportfolios unter Rating-Gesichtspunkten zeigt, dass 37,7 % des Bestands im Deckungsstock mit Triple-A bewertet sind, 33,6 % mit Double-A, 13,7 % mit Single-A und 1,2 % mit Triple-B. Die nicht extern gerateten Aktiva, 13,8 % der gesamten Ausreichungen im Deckungsstock, bestehen zu 54,0 % aus Krediten an öffentlich-rechtliche Kreditinstitute, inländische private Banken und Sparkassen sowie zu 46,0 % aus Forderungen an in- und ausländische öffentliche Haushalte und öffentlich-rechtliche Institutionen, die nach unserer eigenen Bonitätsanalyse ebenfalls über eine ausgezeichnete Kreditqualität verfügen.

Die Kreditvergabe im Außerdeckungsgeschäft an ausländische öffentliche und sonstige Adressen ist grundsätzlich von einem Mindestrating im Investmentgrade-Bereich abhängig. Unser Geschäftsvolumen mit diesen Adressen betrug zum 31.12.2006 € 1,2 Mrd. ohne Derivate. Davon weisen 0,8 % ein Rating von Triple-A auf, 9,8 % ein Rating von Double-A, 78,9 % ein Rating von Single-A und 9,4 % ein Rating von Triple-B. Kredite mit einem Anteil von 1,1 % haben kein externes Rating.

Rating öffentlicher Deckungsstock Stand: 31.12.2006

Standard & Poor's / Moody's / FitchRatings	in Mio. €	in %
AAA / Aaa / AAA	28.810	37,7
AA+ / Aa1 / AA+	6.658	8,7
AA / Aa2 / AA	4.777	6,3
AA– / Aa3 / AA–	14.192	18,6
A+ / A1 / A+	7.216	9,5
A / A2 / A	2.561	3,4
A– / A3 / A–	635	0,8
BBB+ / Baa1 / BBB+	808	1,1
BBB / Baa2 / BBB	93	0,1
Ohne Rating	10.592	13,8
Gesamt	76.342	100,0

Derivate. Die Bank reduziert das Adressenausfallrisiko durch den Einsatz von bilateralen Rahmenverträgen, die in der Regel eine Nettingvereinbarung beinhalten. Auch hier besteht eine im Konzern einheitliche Vertragsregelung. Die Zusammensetzung des Derivatevolumens in Abhängigkeit vom Rating der Kapitalmarktpartner ist der nachfolgenden Tabelle zu entnehmen (siehe auch Seite 110 im Anhang):

Rating unserer Derivate-Kontrahenten in Mio. €/Restlaufzeit

Rating	<1 Jahr	1–5 Jahre	>5 Jahre	Summe
Triple-A	250	698	2.530	3.478
Double-A	12.044	34.109	23.251	69.404
Single-A	20.047	42.876	43.387	106.310
Triple-B	0	0	0	0
Nicht geratet	4.932	17.055	13.921	35.908
Gesamt	37.273	94.738	83.089	215.100

Die nicht gerateten Adressen betreffen deutsche Töchter ausländischer Finanz- und Kreditinstitute, die ihrerseits über ein entsprechend gutes Rating verfügen. Die entsprechenden Volumina sind in der folgenden Tabelle aufgeführt. Wir haben dieses Rating als implizites Rating unseren Kontrahenten zugeteilt.

Implizites Rating unserer Derivate-Kontrahenten in Mio. €/Restlaufzeit

Rating	<1 Jahr	1–5 Jahre	>5 Jahre	Summe
Double-A	1.150	3.046	1.771	5.967
Single-A	3.782	14.009	12.150	29.941
Gesamt	4.932	17.055	13.921	35.908

Wir setzen diese Derivate ausschließlich zur Absicherung des Zinsänderungsrisikos auf Einzelgeschäfts- bzw. auf Portfolioebene sowie zur Steuerung des Gesamtzinsbuchs im Hinblick auf Ertrag und Zinsrisikoprofil ein.
Die Essen Hyp nimmt täglich eine Bewertung sämtlicher zinstragender Positionen vor. Der Gesamtvorstand sowie die Leitung der Fachbereiche Treasury und Gesamtbanksteuerung werden im gleichen Turnus über die Entwicklung des so ermittelten Gesamtmarktwerts informiert. Durch eine im Rahmen des Limitsystems festgelegte Marktwertuntergrenze ist sichergestellt, dass der Gesamtmarktwert aller Positionen einen festgelegten Mindestwert nicht unterschreiten soll.

Barwertige Deckung. Die barwertige Deckung unserer Pfandbriefe wird von uns täglich berechnet. Die Gesetzgebung schreibt eine jederzeit vorzuhaltende barwertige Überdeckung von 2 % vor. Intern haben wir die Vorgabe bei 2,5 % festgeschrieben. Bei der Berechnung dieser sichernden Überdeckung gemäß § 4 Abs. 2 PfandBG ist von dem Barwert der Deckungsmasse unter Zugrundelegung der vorgeschriebenen Stresstests auszugehen. Der Stresstest gewährleistet die 2%ige Überdeckung auch im Fall von Zinsschwankungen. Zur Stressberechnung nutzt die Essen Hyp das dynamische Verfahren, in dem die Value-at-Risk-Methode auf Grundlage der Zinsentwicklung der vergangenen 250 Bankarbeitstage verwendet wird. Die jederzeitige barwertige

Barwertige Überdeckung der öffentlichen Pfandbriefe in Mrd. €


81
76
71
66
61
56
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.
Barwert des öffentlichen Deckungsstocks
Umlauf öffentliche Pfandbriefe zu Barwerten
Barwertige Überdeckung

Barwertige Überdeckung der Hypothekenpfandbriefe in Mrd. €


6,0
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Barwert des Hypotheken-Deckungsstocks
Umlauf Hypothekenpfandbriefe zu Barwerten
Barwertige Überdeckung

Überdeckung betrug unter den Bedingungen des Stresstests im Jahresdurchschnitt bei öffentlichen Pfandbriefen 5,5 %, bei Hypothekenpfandbriefen 10,6 %. Im Oktober wurde eine großvolumige Hypothekenpfandbrieffälligkeit nicht ersetzt.

Liquiditätsrisiken

Strategie. Ziel des Liquiditätsrisikomanagements ist es, die Zahlungsfähigkeit der Essen Hyp jederzeit und ohne Beeinträchtigungen zu gewährleisten. Hierzu verfolgt die Essen Hyp das Konzept der langfristigen Finanzierungskongruenz (Stable Funding Concept), d. h., es werden langfristige Kreditausleihungen weitgehend langfristig refinanziert.

Für die Beurteilung der Liquiditätssituation ist von Bedeutung, dass die Aktiva der Staatsfinanzierungen sowie der Bank- und Industrieanleihen hochliquide sind und somit bei Bedarf im Rahmen der nominellen Überdeckung zur Beschaffung von Liquidität kurzfristig veräußert bzw. in den Repo-Markt gegeben werden können.

Organisation. Die Sicherung der jederzeitigen Zahlungsfähigkeit ist die Aufgabe des Fachbereichs Treasury. Die Messung und Überwachung des Liquiditätsrisikos wird von den Fachbereichen Controlling und Bilanzen und Steuern wahrgenommen.

Steuerung. Grundlage für die Steuerung des Liquiditätsrisikos ist das konzernweite Available-Net-Liquidity-Konzept (ANL), welches im Berichtsjahr in unserem Hause in weiten Teilen eingeführt und bereits in die Prozesse integriert wurde. Zusätzlich erfolgt die Steuerung des Liquiditätsrisikos auf der Grundlage der aufsichtsrechtlichen Liquiditätskennzahl Grundsatz II.

Risikomessmethoden. Im Fachbereich Bilanzen und Steuern wird die Liquiditätskennzahl des Grundsatzes II ermittelt. Danach gilt die Liquidität dann als gesichert, wenn die innerhalb von 30 Tagen zur Verfügung stehenden gewichteten Zahlungsmittel die während dieses Zahlungszeitraums abrufbaren gewichteten Zahlungsverpflichtungen abdecken.
Im Berichtsjahr lag die Liquiditätskennziffer zwischen 1,1 und 1,5 und somit jederzeit über dem aufsichtsrechtlich geforderten Wert von 1,0.

Zudem ermittelt die Bank das Liquiditätsrisiko, indem die Höhe der Inkongruenzen in Form einer Kapitalablaufbilanz dargestellt wird. Jene werden ins Verhältnis zu bestehenden kurzfristigen Refinanzierungslinien zzgl. der Liquiditätsreserve gesetzt, wodurch eine Einschätzung der Liquiditätslage ermöglicht wird.
Mit dem ANL-Konzept werden sowohl für bilanzielle als auch für außerbilanzielle Positionen sog. Legal und Economic Cashflows berechnet. Für mögliche Liquiditätsunterdeckungen in der Zukunft wird ein Ausgleichsvermögen, die Balance Sheet Liquidity, ermittelt. Diese ergibt sich aus der Beleihung und/oder Veräußerung liquider Aktiva.

Reporting. Die Liquiditätsvorschau des Fachbereichs Treasury wird dem Vorstand täglich zur Kenntnis gebracht. Im Rahmen des quartalsweisen Risikoreportings wird der Vorstand regelmäßig über die Liquiditätssituation der Essen Hyp informiert.

Entwicklung Grundsatz-II-Kennziffer


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Operationelle Risiken

Strategie. Die Essen Hyp ist stets darauf bedacht, den Eintritt operationeller Risiken auf einem möglichst geringen Niveau zu halten, um das ökonomische Kapital möglichst wenig zu belasten. Dazu werden hohe Anforderungen an die Prozessqualität gestellt, die Einführung eines IT-Standards forciert und die Sensibilität der Mitarbeiter hinsichtlich operationeller Risiken kontinuierlich weiterentwickelt.

Organisation. Die Essen Hyp hat einen Op-Risk-Controller festgelegt, der dem Fachbereich Controlling angehört und in regelmäßigem Austausch mit dem Bereich Op-Risk der Commerzbank AG steht. Das Management jedes einzelnen Fachbereichs und jeder Abteilung ist für das Management der operationellen Risiken verantwortlich.

Steuerung. Zur Steuerung operationeller Risiken stehen dem Management der jeweiligen Bereiche verschiedene Möglichkeiten zur Verfügung. Grundlegend kommt es darauf an, ob Risiken bewusst eingegangen, vermindert bzw. vollständig vermieden oder transferiert (z. B. auf eine Versicherung) werden.

Risikomessmethoden. Die Messung des operationellen Risikos erfolgt auf Basis interner und externer Verlustdaten sowie qualitativer Informationen über das Geschäftsumfeld und die Prozessqualität anhand der Durchführung eines Quality Self Assessment (QSA). Die Verlustverteilung wird mittels Monte-Carlo-Simulation bestimmt.

Reporting. Die Abteilung Op-Risk erstellt regelmäßig Berichte über die operationellen Risiken in den Bereichen IT, Personal und Recht. Diese Berichte sind Gegenstand der Sitzungen des Risikoausschusses und werden regelmäßig im Rahmen der Vorstandssitzungen vorgestellt und diskutiert. Aufgetretene operationelle Schadensfälle einschließlich der Rechtsrisiken werden turnusmäßig an den Vorstand bzw. an den Risikoausschuss gemeldet.

Entwicklungen im Berichtsjahr. Schwerpunkt des Op-Risk-Controllings war die Umsetzung der Anforderungen für die Erteilung der AMA-(Advanced-Measurement-Approach-)Zulassung im Konzern. Hierzu zählen im Einzelnen die folgenden Punkte:

In Zusammenarbeit mit der Commerzbank AG wurde im vierten Quartal 2006 erneut ein QSA durchgeführt. Experten ausgewählter Fachabteilungen der Essen Hyp beurteilten anhand von Fragebogenmodulen die Qualität verschiedener Prozesse, z. B. in den Bereichen Personal, Compliance und IT. Die Ergebnisse werden im 1. Quartal 2007 ausgewertet und daraus bestehender Handlungsbedarf abgeleitet.
Im Zuge einer Risikoinventur wurden im Dialog mit den Mitarbeitern typische Quellen für operationelle Risiken und daraus resultierende Verluste identifiziert und bewertet. Das Ergebnis zeigt in Form einer Risikolandkarte, an welchen Stellen der Bank operationelle Risiken entstehen können, und bringt das Gefährdungspotenzial in eine Bewertungsreihenfolge.

Die Zusammenarbeit der Abteilung Op-Risk mit dem Unternehmensbereich Services ist aufgrund des ausgeprägten Einsatzes von IT-Systemen und EDV-Anwendungen weiter ausgebaut worden. Ziel der Zusammenarbeit ist es, die Funktionsfähigkeit der IT-Landschaft in der Bank sicherzustellen und so operationelle Verluste zu verringern bzw. ganz zu vermeiden.

Zusammenfassung und Ausblick

Die Essen Hyp hat im Berichtsjahr ihr Risikomanagement und -controllingsystem weiter ausgebaut. Die Bedeutung des Risikomanagements für eine risiko- und renditeorientierte Gesamtbanksteuerung wird weiter zunehmen. Vor diesem Hintergrund werden wir auch künftig unsere Risikomessverfahren und -steuerungsprozesse auf hohem Niveau und im Einklang mit fortschrittlichen Methoden der Risikomessung kontinuierlich weiterentwickeln. Dieses Vorgehen zielt darauf, eine optimale Kapitalallokation sicherzustellen.
Über Risiken, die zur Gesamteinschätzung von Bedeutung sind, haben wir berichtet. Weitere Risikokriterien oder bestandsgefährdende Ereignisse waren im Berichtsjahr nicht erkennbar. Weiterhin sind aus heutiger Sicht im prognostizierten Zeitraum keine Risiken zu erkennen, die den Fortbestand der Essen Hyp gefährden. Zu jedem Zeitpunkt war sichergestellt, dass das zur Verfügung stehende Risikodeckungspotenzial deutlich über dem der eingegangenen Risiken lag. Die Risikotragfähigkeit war somit jederzeit gewährleistet.
Für erkennbare Risiken haben wir im Rahmen des Jahresabschlusses durch Abschreibungen, Einzelwertberichtigungen und Rückstellungen angemessene Vorsorge getroffen.
Insgesamt verfolgen wir das Ziel, die Gesamtrisikoposition so zu steuern, dass über die Zuweisung des ökonomischen Kapitals an die Geschäftsfelder die Gesamtrisikoposition reduziert wird, ohne Ertragseinbußen zu erleiden.

Prognosebericht

Künftige gesamtwirtschaftliche Entwicklung
Der globale Aufschwung wird sich 2007 voraussichtlich mit leicht verringertem Tempo fortsetzen. Für die Vereinigten Staaten erwarten wir, dass die Stagnation der Eigenheimpreise die gute Stimmung der Verbraucher nicht vertreiben wird. Das robuste Wachstum der Lohn- und Gehaltssumme, die fallenden Energiepreise und die gestiegenen Aktienkurse werden Garant für ein ungebremstes Wachstum der privaten Konsumausgaben sein. Zudem deuten unter anderem die wieder steigenden Hypothekenanträge darauf hin, dass die Talsohle am Eigenheimmarkt bereits erreicht ist. Darüber hinaus haben die US-Unternehmen durch die Schwäche des US-Dollars an Wettbewerbsfähigkeit gewonnen. Insofern wird nach unserer Prognose die gesamtwirtschaftliche Wachstumsrate 2007 knapp 3 % betragen. Die Teuerungsrate wird im Jahresdurchschnitt aufgrund eines geringeren Überhangs aus 2006, der Erwartung weiterer Produktivitätsfortschritte und fest verankerter Inflationserwartungen unter die Marke von 2 % fallen.
Die Federal Reserve wird in 2007 angesichts des robusten Wirtschaftswachstums und fallender Inflationsraten keine Veranlassung haben, ihren geldpolitischen Kurs zu verändern, und daher ihren Tagesgeldzielsatz bei 5,25 % belassen. Der Großteil der Marktteilnehmer erwartet hingegen, dass die Federal Reserve ihren Leitzins zweimal um jeweils 25 Basispunkte herunterschrauben wird. Bei Eintritt unserer Leitzinsprognose wird sich die Enttäuschung der Marktteilnehmer über die ausbleibenden Leitzinssenkungen in höheren Langfristzinsen niederschlagen.
Eine restriktive Fiskalpolitik in Deutschland und Italien, die zurückliegenden Leitzinserhöhungen der EZB und die Aufwertung des Euro werden auf das Wirtschaftswachstum im Euroraum bremsend wirken. Gleichwohl wird sich unserer Einschätzung nach der Aufschwung 2007 mit nur wenig vermindertem Expansionstempo fortsetzen. Hierfür spricht in erster Linie, dass der Aufschwung an Breite gewonnen hat und mittlerweile auch auf dem Arbeitsmarkt angekommen ist. In 2006 ist die Zahl der Beschäftigten im Jahresdurchschnitt um rund 1,8 Millionen gegenüber dem Vorjahr angestiegen. Damit wurden im Euroraum fast so viele neue Stellen geschaffen wie in den Vereinigten Staaten. Die damit einhergehende Steigerung der Lohn- und Gehaltssumme wird im Verbund mit den auch hierzulande gesunkenen Energiepreisen eine Stütze des privaten Verbrauchs bilden. Daher wird die Wirtschaft des Euroraumes im Jahresdurchschnitt mit einer Rate von etwas über 2 % wachsen. Die deutsche Wirtschaft ist dank ihrer durch jahrelange Lohnzurückhaltung erreichten hohen internationalen Wettbewerbsfähigkeit und dank der überwundenen Krise der Bauwirtschaft nicht mehr das Sorgenkind des Euroraums. Das Wachstum des deutschen Bruttoinlandsprodukts wird daher trotz der fiskalischen Belastungen mit knapp 2 % nur etwas hinter dem Durchschnitt des Euroraumes zurückbleiben.
Die Teuerungsrate im Euroraum wird trotz der Mehrwertsteuererhöhung in Deutschland und anekdotischer Berichte über anziehende Lohnsteigerungen unter die Marke von 2 % fallen. Hierfür sprechen der fallende Ölpreis und die Aufwertung des Euro. Zudem sind die Unternehmen vor dem Hinter-

grund historisch hoher Gewinnquoten in der Lage, etwaige Kostensteigerungen durch eine Reduzierung ihrer Gewinnmargen aufzufangen. Gleichwohl wird die EZB ihren Zinserhöhungskurs fortsetzen und den Hauptrefinanzierungssatz von zuletzt 3,5 % in mehreren Schritten auf 4,0 % oder noch höher heraufsetzen. Diese monetäre Straffung wird in Verbund mit der prognostizierten Vorgabe eines schwachen US-Rentenmarktes auch zu steigenden Langfristzinsen am heimischen Markt führen.
In Japan wird sich der Aufschwung trotz der zuletzt eher enttäuschend ausgefallenen Wirtschaftsnachrichten fortsetzen. Vor dem Hintergrund der zweistellig wachsenden Unternehmensgewinne und des engen Arbeitsmarktes ist davon auszugehen, dass sich das bislang nur sehr moderate Wachstum der Lohn- und Gehaltssumme im laufenden Jahr beschleunigen wird. Dies wird wiederum das Wachstum des privaten Konsums beflügeln. Somit wird der Aufschwung im Land der aufgehenden Sonne an Breite gewinnen und erneut eine Steigerungsrate von rund 2 % aufweisen. Im Zuge der Fortsetzung des Aufschwungs werden sich die deflationären Tendenzen weiter langsam verringern, sodass sich die Veränderungsrate des ohne frische Nahrungsmittel berechneten Konsumentenpreisindex im Durchschnitt des Jahres 2007 auf 0,2 % belaufen wird. Die Bank of Japan (BoJ) wird ihren Zinserhöhungskurs fortsetzen und ihren Tagesgeldzielsatz von 0,25 % Ende 2006 auf 1,0 % am Jahresende 2007 heraufschleusen. Aufgrund der BoJ-Leitzinserhöhungen und der prognostizierten Vorgaben steigender US-Renditen werden die Renditen von zehnjährigen japanischen Staatsanleihen von knapp 1,7 % am Jahresende 2006 bis auf 2 % Ende 2007 anziehen.

Künftige Branchenentwicklung

Der anhaltende Aufschwung der Konjunktur sollte auch positive Impulse für den Bankensektor liefern. Nachdem sich die Aktienmärkte 2006 sehr gut entwickelt haben – beispielsweise erreichte der Dow Jones zum Ende des Berichtsjahres sein Allzeithoch –, ist für 2007 angesichts allgemein immer noch moderater Bewertungen eine Fortsetzung des Aufwärtstrends zu erwarten.
Die zukünftige Ertragslage der Banken wird gleich von mehreren Aspekten beeinflusst: Ein wesentlicher Faktor wird die Entwicklung der derzeit engen Kreditmargen sein. Trotz mehrfacher Leitzinsanhebungen durch die EZB bewegen wir uns im Euroraum auf einem eher niedrigen Niveau bei den Langfristzinsen. Diese flache Zinsstrukturkurve wirkt sich belastend auf die Zinsergebnisse der Kreditinstitute aus.
Die Fortsetzung des Konjunkturaufschwungs könnte allerdings dazu führen, dass die private Kreditnachfrage wie 2006 einen weiteren Anstieg verzeichnet. Neben einem Zuwachs der Nachfrage privater Haushalte gehen wir auch von einem Anstieg der Nachfrage seitens der Unternehmen aus. Letztere Einschätzung lässt sich durch die hohen Unternehmensgewinne im Jahr 2006 untermauern, welche die Grundlage für Erweiterungsinvestitionen darstellen könnten.

Chancen und Risiken im Staatskreditgeschäft

Für die kommenden Jahre planen wir im Vergleich zu 2006 mit einem geringeren Volumen im Staatskreditneugeschäft. Die derzeitige Marktlage, die durch die Einengung der Kreditrisikoprämien gekennzeichnet ist, ermöglicht keine Fortschreibung der dynamischen Zuwächse der vergangenen Jahre.

Einen wichtigen Gewinnbeitrag wird auch zukünftig das aktive Spreadmanagement leisten. Eine ständige Optimierung des Portfolios durch den Tausch von Aktiva ermöglicht eine schnelle Reaktion auf die Entwicklungen am Kapitalmarkt und stellt die Basis für eine zusätzliche Ertragsstärkung dar. Die Deklaration der Hypothekenbank in Essen AG zum Handelsbuchinstitut bietet zusätzliche Ertragspotenziale für die Zukunft.
Das Pfandbriefgesetz bietet uns die Möglichkeit, unsere Produktpalette zu erweitern. So prüfen wir laufend neue Produkte in alten und neuen Märkten. Die Chancen und Risiken dieser neuen Produkte werden in den jeweiligen „Neue-Produkte-Verfahren" beleuchtet. Gleichzeitig achten wir darauf, dass neue Produkte unserer strategischen Ausrichtung entsprechen und nahe an unserem Kerngeschäft liegen. Derzeit zeichnet sich eine vermehrte Tendenz hin zu strukturierten und derivativen Produkten ab.
Aufgrund weiterhin reichlicher Liquidität am Markt sehen wir insgesamt kaum Potenzial für Credit-Spread-Ausweitungen. Das Angebot an Assets wird sich vor dem Hintergrund freundlicher konjunktureller Erwartungen und greifender Konsolidierungsmaßnahmen der öffentlichen Haushalte nicht nennenswert erhöhen.

Künftige Entwicklung der Immobilienmärkte
Das Berichtsjahr zeichnete sich durch einen leichten Rückgang der Leerstandsraten an den wichtigsten deutschen Bürostandorten aus. Im Umfeld einer spürbaren Belebung der Nachfrage erwarten wir eine Fortsetzung dieses Trends. So könnte mittelfristig ein Teil des großen Flächenangebots, welches verstärkt in den Boomzeiten projektiert und fertiggestellt wurde, langsam abgebaut werden. In der Konsequenz ist eine tendenziell steigende Absorptionsrate zu erwarten. Die Preise bzw. Mieten für Büroimmobilien sollten mittelfristig wieder leicht ansteigen. Positive Entwicklungen sind vor allem in den wichtigsten deutschen Bürostandorten Düsseldorf, Hamburg, München, Berlin und Frankfurt zu erwarten. Mit Verweis auf die derzeit freundliche Entwicklung der Gesamtkonjunktur gehen wir somit mittelfristig von einer positiven Entwicklung am deutschen Immobilienmarkt aus. Die Auswirkung von REITs auf den Immobilienmarkt ist in der jetzigen Frühphase ihres Entstehens noch nicht konkret einzuschätzen.
Für den französischen Immobilienmarkt erwarten wir aufgrund des begrenzten Angebots insbesondere an neuen bzw. modernisierten Flächen einen leichten Anstieg der Büromieten und eine weitere Abnahme der Leerstände. Aufgrund der lebhaften Nachfrage bei begrenztem Angebot dürften die Renditen weiter fallen.
Für den Immobilienmarkt in Großbritannien gehen wir von weiteren Mietsteigerungen aus, die sich im Wesentlichen auf die Teilmärkte City und Midtown erstrecken werden. Analog zum französischen Markt sollte auch hier die Leerstandsrate rückläufig sein und die Nachfrage nach neuen modernen Flächen anhalten. Ebenfalls prognostizieren wir eine steigende Zahl neuer Developments bzw. der Modernisierung bestehender Flächen für eine Zeitschiene bis 2010.
Der US-amerikanische Immobilienmarkt wird weiterhin im Fokus ausländischer Investoren stehen. Grund hierfür ist das nach wie vor niedrige Niveau des US-Dollars gegenüber dem Euro. Zudem entwickelte sich die Rendite 10-jähriger Treasury-Notes zum Jahresende rückläufig, sodass von einem weiteren Wachstum am Immobilienmarkt auszugehen ist. Lediglich das Tempo wird sich gegenüber dem Berichtsjahr vermindern.

Chancen und Risiken im Immobilienfinanzierungsgeschäft

Unverändert liegt der Schwerpunkt unserer Geschäftstätigkeit bei Gewerbeimmobilien in den alten Bundesländern sowie in ausgewählten ausländischen Zielmärkten. Dazu zählen diverse europäische Länder und die Vereinigten Staaten. Insbesondere der Abbau der Leerstandsraten im Büroimmobilienbereich und der damit einhergehende Anstieg der Büromieten in den Ballungsgebieten im Westen Deutschlands und den Zentren Westeuropas sowie Nordamerikas eröffnet in den Folgejahren weitere Chancen zum Ausbau unserer Geschäftsaktivitäten.

Im Retailgeschäft liegt der Fokus weiterhin auf inländischen Beleihungen mit maximal 60 % des Beleihungswertes.

Sollte das Margen-Risiko-Verhältnis ausgewogen sein, können wir uns den Ankauf weiterer Retailportfolien vorstellen.

Gleichzeitig wollen wir an die im Berichtsjahr erfolgreich durchgeführten Kapitalmarkttransaktionen anknüpfen und auch in den kommenden Jahren durch geeignete Maßnahmen Risikoaktiva bzw. Eigenkapital freisetzen.

Das risikoadjustierte Pricing nach Basel II führt nach unserer Überzeugung zu einer höheren Markttransparenz und damit zur Angleichung der Margen bei gleich gelagerten Risiken.

Insgesamt erwarten wir für das Immobilienfinanzierungsgeschäft durch Basel II eine deutliche Entlastung der Eigenkapitalbindung – insbesondere bei Retailfinanzierungen – und damit Freiraum für das Neugeschäft.

Chancen und Risiken der Refinanzierung

Nach dem Rekordvolumen im Passivneugeschäft im Jahr 2006 planen wir, korrespondierend zur geplanten Bilanzsumme, für 2007 Emissionen mit insgesamt geringerem Volumen. Hierbei gehen wir auch künftig von stabilen und für uns günstigen Bedingungen aus. Wir sehen aufgrund unverändert hoher verfügbarer Liquidität in den Märkten einerseits und hervorragender Ratings unserer Pfandbriefe andererseits keinen Grund für eine Spreadausweitung unseres Hauptrefinanzierungsmittels.

In 2006 debütierten eine Vielzahl internationaler Emittenten am Pfandbrief- bzw. Covered-Bond-Markt: Neben neuen europäischen Emittenten z. B. aus Portugal und Schweden trat erstmalig ein Emittent aus den USA auf. Wir erwarten für die kommenden Jahre eine Fortsetzung dieses Trends und gehen entsprechend von einer Vergrößerung des Marktes für gedeckte Papiere aus. Jedoch sehen wir den Absatz unserer geplanten Emissionen hierdurch nicht gefährdet.

Im Berichtsjahr blicken wir zurück auf eine erfolgreiche Auslastung unseres CP-Programms. Im nächsten Jahr streben wir für dieses Programm das sogenannte Step-Label (Short Term European Paper) an. Hierbei handelt es sich um einen allgemeingültigen Standard, der die Transparenz, Weiterentwicklung und Harmonisierung des europäischen Marktes für Short Term Papers fördert. Für unsere Investoren schaffen wir hierdurch zusätzliche Investitionssicherheit, die durch die Einhaltung eines allgemeingültigen Programmstandards gewährleistet wird. Schuldverschreibungen, die unter dem Step-Label begeben werden, können automatisch als Tier-I-Sicherheiten bei der EZB hinterlegt werden. Im Rahmen einer CP-Roadshow werden wir unsere Programmdealer und Investoren über diese Neuerungen informieren. Ebenfalls gilt unser Engagement dem Ziel, den Bekanntheitsgrad unserer Short Liquid Money Market Bonds (SLIMBOs) in Europa zu steigern

und neue Investoren von diesem hochliquiden Produkt zu überzeugen. Parallel wollen wir damit die Marktentwicklung fördern.

Das Jahr 2006 war für die Essen Hyp geprägt von intensiven Roadshow-Aktivitäten in Frankreich, Belgien, Luxemburg und den Niederlanden. Neben europäischen Zielen wurden Australien, Südostasien und die USA besucht. Der Erfolg vergangener Veranstaltungen ist Ausgangspunkt für weitere Roadshows, die in diversen osteuropäischen Staaten, der Schweiz, Großbritannien, Spanien, Schweden und Deutschland stattfinden werden. Zusätzlich steht unsere mittlerweile 5. Kapitalmarktkonferenz im Mittelpunkt unserer Investorenkontakte. Durch die stetige Investorenpflege und -neugewinnung sind wir zu einem international renommierten Emittenten am Pfandbriefmarkt avanciert, sodass wir auch in Zukunft auf das Vertrauen unserer Investoren bauen dürfen. Ausgehend vom weltweit erfolgreichen Absatz unserer Pfandbriefe wird unsere Internationalisierungsstrategie auch zukünftig die Refinanzierung prägen.

Chancen und Risiken der Vermögens-, Finanz- und Ertragslage

Im Szenario einer flach verlaufenden Zinsstrukturkurve wird sich die Generierung von Erträgen aus der Aktiv-Passiv-Steuerung weiterhin schwierig gestalten. Ein annähernd gleiches Niveau von Kurzfrist- und Langfristzins mindert die Ertragspotenziale aus der Fristen- und Liquiditätstransformation. Diesem potenziellen, für uns nachteiligen makroökonomischen Faktor wollen wir unter anderem durch den kontinuierlichen Ausbau unserer Produktpalette auf nationaler und internationaler Ebene begegnen. So planen wir beispielsweise, im PPP-Geschäft (Public-Private Partnership) aktiv zu werden. Ebenso beabsichtigen wir den Absatz und Erwerb strukturierter Produkte. In Ergänzung hierzu wollen wir unser Immobilienfinanzierungsgeschäft ausbauen, da dieser Geschäftsbereich im Vergleich zum Kapitalmarktgeschäft stabilere Erträge erwirtschaftet.

Mit der Einführung der neuen Eigenmittelanforderungen nach Basel II erwarten wir eine Entlastung der Risikoaktiva bzw. des Eigenkapitals. Diese wird zusätzlichen Spielraum für ertragreiches Neugeschäft eröffnen.

Wie in der Vergangenheit wird eine kontinuierliche Bestandsoptimierung in unseren Geschäftsfeldern Kapitalmarkt und Immobilienfinanzierung die Basis für eine Ertragsstärkung bilden. Hierzu zählen für die kommenden Jahre in der Regel Verbürgungen bzw. synthetische Verbriefungen im Immobilienfinanzierungsgeschäft.

Wir weisen darauf hin, dass die Generierung der Zinsüberschüsse in den kommenden Jahren unter den vorgenannten Rahmenbedingungen größere Anstrengungen erfordert. Als kapitalmarktorientiertes Institut unterliegen wir in höherem Maße Veränderungen der Zinsstrukturkurve, die sich bei einem Anstieg des Zinsniveaus negativ, bei einem Zinsrückgang entsprechend positiv auf die Zinsüberschüsse der Folgejahre auswirken. Wir sind jedoch jederzeit in der Lage, unter Berücksichtigung unseres Limitsystems und der Ergebnisauswirkung unsere Positionierung zeitnah an veränderte Rahmenbedingungen anzupassen. Planerisch haben wir unter Berücksichtigung unserer Aktiv-Passiv-Steuerung

diesem Umstand Rechnung getragen, indem wir die Zinsüberschüsse aus dem Bestand und dem Neugeschäft unterhalb des Vorjahreswertes bemessen haben. In Erwartung einer weiterhin flachen Zinsstrukturkurve haben wir auch die geplanten Zinsüberschüsse aus der Erzielung von Strukturbeiträgen entsprechend zurückgenommen.

Im Kreditgeschäft ist es trotz sorgfältiger Prüfung nie auszuschließen, dass ein Kreditnehmer ausfällt. Unser Kapitalmarktgeschäft verzeichnete, anders als das Immobilienfinanzierungsgeschäft, bis zum heutigen Zeitpunkt keinen einzigen Schuldnerausfall. Ausfälle im Immobilienfinanzierungsbereich führten dazu, dass Einzelwertberichtigungen gebildet bzw. Abschreibungen vorgenommen werden mussten. Jedoch konnten wir im Rahmen des Intensive Treatments sogenannte Non Performing Loans ordnen und strukturieren, sodass auch Einzelwertberichtigungen aufgelöst werden konnten. Das Intensive Treatment wird weiterhin eine bedeutende Rolle spielen.
Für die folgenden Jahre ist ein moderater Ausbau des Personalbestands geplant. Dieser resultiert aus den steigenden Anforderungen aufgrund der regulatorischen Vorgaben, z. B. den MaRisk, und ist verbunden mit zusätzlichen Personal- bzw. Verwaltungsaufwendungen. Auch die Erhöhung der Mehrwertsteuer wird sich belastend auswirken. Auch aufgrund dieser Faktoren rechnen wir mit Belastungen unserer Cost-Income-Ratio.
Wir planen aufgrund der prognostizierten Rahmenbedingungen für unsere geschäftlichen Aktivitäten und unter Außerachtlassung außergewöhnlicher, aber nicht gänzlich ausschließbarer Ereignisse, eine Eigenkapitalrendite in den Folgejahren voraussichtlich unter den Vorjahreswerten auszuweisen, wobei wir auch größere Schwankungsbreiten nicht ausschließen können.

Vorbehalt zu Zukunftsaussagen
Dieser Geschäftsbericht enthält zukunftsgerichtete Aussagen zur Geschäfts- und Ertragsentwicklung der Essen Hyp, die auf unseren derzeitigen Plänen, Einschätzungen, Prognosen und Erwartungen beruhen. Diese Aussagen beinhalten Risiken und Unsicherheiten. Es gibt eine Vielzahl von Faktoren, die auf unser Geschäft einwirken und zu großen Teilen außerhalb unseres Einflussbereiches liegen. Dazu gehören vor allem die konjunkturelle Entwicklung, die Verfassung der Finanzmärkte weltweit und mögliche Kreditausfälle. Die tatsächlichen Ergebnisse und Entwicklungen können also erheblich von unseren heute getroffenen Annahmen abweichen. Sie haben daher nur zum Zeitpunkt der Veröffentlichung Gültigkeit. Wir übernehmen keine Verpflichtung, die zukunftsgerichteten Aussagen angesichts neuer Informationen oder unerwarteter Ereignisse zu aktualisieren.

Jahresabschluss 2006



58,312•+
4,652•17+
498,342•47+
534,568•49+
159,357•46+
846,265•31+
49,256•34+


465,812•64+
595,246•37+
45,628•11+
546,897•22+
462,819•24+
221,598•35+
462,118•64+
295,357•54+
56,179•33+

Bilanz der Hypothekenbank in Essen AG zum 31.12.2006

Aktivseite

	€	€	€	€	31.12.2005 T€
Barreserve					
a) Kassenbestand			2.936,60		4
b) Guthaben bei Zentralnotenbanken			242.361.364,60	242.364.301,20	200.964
darunter: bei der Deutschen Bundesbank		242.361.364,60			(200.964)
Forderungen an Kreditinstitute					
a) Kommunalkredite			10.035.029.609,15		11.364.333
b) andere Forderungen			12.768.820.274,02	22.803.849.883,17	7.341.504
darunter: täglich fällig		2.207.515.225,79			(2.967.163)
Forderungen an Kunden					
a) Hypothekendarlehen			8.074.004.528,72		6.926.083
b) Kommunalkredite			23.213.747.837,33		24.459.936
c) andere Forderungen			33.309.029,27	31.321.061.395,32	9.683
Schuldverschreibungen und andere festverzinsliche Wertpapiere					
a) Anleihen und Schuldverschreibungen					
aa) von öffentlichen Emittenten		25.497.454.646,99			22.145.653
darunter: beleihbar bei der Deutschen Bundesbank	11.196.555.573,48				(9.833.658)
ab) von anderen Emittenten		19.611.951.594,18	45.109.406.241,17		17.709.171
darunter: beleihbar bei der Deutschen Bundesbank	6.399.347.243,12				(7.904.529)
b) eigene Schuldverschreibungen			406.574.464,75	45.515.980.705,92	454.815
Nennbetrag		377.503.399,58			(419.969)
Aktien und andere nicht festverzinsliche Wertpapiere				1.738.010.410,04	1.447.120
Beteiligungen				1,00	0
Anteile an verbundenen Unternehmen				2.029.898,77	1.652
Immaterielle Anlagewerte				1.201.785,00	1.031
Sachanlagen				48.567.473,82	40.049
Sonstige Vermögensgegenstände				46.990.647,65	84.988
Rechnungsabgrenzungsposten					
a) aus dem Emissions- und Darlehensgeschäft			522.289.434,95		494.813
b) andere			115.011.866,74	637.301.301,69	99.150
Summe der Aktiva				**102.357.357.803,58**	**92.780.949**

Passivseite

	€	€	€	31.12.2005 T€
Verbindlichkeiten gegenüber Kreditinstituten				
a) begebene Hypotheken-Namenspfandbriefe		453.855.893,15		250.341
b) begebene öffentliche Namenspfandbriefe		805.649.935,93		619.149
c) andere Verbindlichkeiten		11.507.138.403,70	12.766.644.232,78	19.524.989
darunter: täglich fällig	424.331.524,22			(477.146)
Verbindlichkeiten gegenüber Kunden				
a) begebene Hypotheken-Namenspfandbriefe		1.505.287.291,86		747.247
b) begebene öffentliche Namenspfandbriefe		5.487.386.303,40		2.652.788
c) andere Verbindlichkeiten		391.298.910,07	7.383.972.505,33	396.861
darunter: täglich fällig	31.883.345,71			(6.152)
Verbriefte Verbindlichkeiten				
begebene Schuldverschreibungen				
a) Hypothekenpfandbriefe		2.708.129.776,92		3.252.174
b) öffentliche Pfandbriefe		69.349.619.008,65		57.699.632
c) sonstige Schuldverschreibungen		8.262.263.742,07	80.320.012.527,64	5.848.336
Sonstige Verbindlichkeiten			79.698.755,85	55.805
Rechnungsabgrenzungsposten				
a) aus dem Emissions- und Darlehensgeschäft		73.179.281,75		49.189
b) andere		205.314.265,00	278.493.546,75	265.003
Rückstellungen				
a) Rückstellungen für Pensionen und ähnliche Verpflichtungen		3.584.116,00		2.979
b) Steuerrückstellungen		2.100.000,00		12.001
c) andere Rückstellungen		15.904.000,00	21.588.116,00	19.194
Nachrangige Verbindlichkeiten			373.146.987,71	290.147
Genussrechtskapital			288.350.531,52	293.463
darunter: vor Ablauf von zwei Jahren fällig	171.116.559,24			(93.453)
Eigenkapital				
a) gezeichnetes Kapital		364.000.000,00		314.000
b) Kapitalrücklage		339.574.600,00		339.575
c) Gewinnrücklagen				
andere Gewinnrücklagen		45.076.000,00		45.076
d) Bilanzgewinn		96.800.000,00	845.450.600,00	103.000
Summe der Passiva			102.357.357.803,58	92.780.949
Eventualverbindlichkeiten				
Verbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen			1.023.224.508,08	183
Andere Verpflichtungen				
Unwiderrufliche Kreditzusagen			408.704.621,28	814.271

Gewinn- und Verlustrechnung der Hypothekenbank in Essen AG für die Zeit vom 1.1.2006 bis 31.12.2006

	€	€	€	€	31.12.2005 T€
Zinserträge aus					
a) Kredit- und Geldmarktgeschäften		1.692.770.286,32			1.504.676
b) festverzinslichen Wertpapieren und Schuldbuchforderungen		1.775.896.063,25	3.468.666.349,57		1.450.163
Zinsaufwendungen			-3.306.658.709,25	162.007.640,32	-2.801.523
Laufende Erträge aus					
a) Aktien und anderen nicht festverzinslichen Wertpapieren			110.203.791,92		108.781
b) Beteiligungen			232.701,00		50
c) Anteilen an verbundenen Unternehmen			301.000,00	110.737.492,92	463
Provisionserträge			5.919.036,12		2.788
Provisionsaufwendungen			-26.579.648,73	-20.660.612,61	-16.052
Nettoertrag aus Finanzgeschäften				70.000,00	0
Sonstige betriebliche Erträge				12.918.075,83	6.685
Allgemeine Verwaltungsaufwendungen					
a) Personalaufwand					
aa) Löhne und Gehälter		-13.357.777,63			-12.470
ab) Soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung		-2.668.942,77	-16.026.720,40		-2.375
darunter: für Altersversorgung	*-757.872,70*				*(-758)*
b) andere Verwaltungsaufwendungen			-22.090.847,61	-38.117.568,01	-16.456
Abschreibungen und Wertberichtigungen auf immaterielle Anlagewerte und Sachanlagen				-5.905.513,00	-2.655
Sonstige betriebliche Aufwendungen				-8.901.469,48	-8.127
Abschreibungen und Wertberichtigungen auf Forderungen und bestimmte Wertpapiere sowie Zuführungen zu Rückstellungen im Kreditgeschäft				-89.577.354,62	-73.865
Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren				0,00	1.820
Ergebnis der normalen Geschäftstätigkeit				122.570.691,35	141.903
Steuern vom Einkommen und vom Ertrag			-25.603.577,11		-38.745
Sonstige Steuern, soweit nicht unter „Sonstige betriebliche Aufwendungen" ausgewiesen			-172.739,24	-25.776.316,35	-158
Jahresüberschuss				**96.794.375,00**	**103.000**
Jahresüberschuss				96.794.375,00	103.000
Gewinnvortrag aus dem Vorjahr				5.625,00	0
Bilanzgewinn				**96.800.000,00**	**103.000**

Gesetzliche Bilanzierungsvorschriften
Unser Jahresabschluss ist nach den Vorschriften des Handelsgesetzbuches (HGB), des Aktiengesetzes (AktG) und des Pfandbriefgesetzes (PfandBG) sowie der Verordnung über die Rechnungslegung der Kreditinstitute (RechKredV) aufgestellt. Gesetzlich geforderte Angaben zu einzelnen Positionen der Bilanz sowie der Gewinn- und Verlustrechnung werden im Anhang erläutert.

Bilanzierungs- und Bewertungsgrundsätze
Alle Forderungen sind mit dem Nennwert gemäß § 340e Abs. 2 HGB angesetzt. Der Unterschied zwischen Auszahlungsbetrag und Nennbetrag ist als Rechnungsabgrenzung ausgewiesen. Allen erkennbaren Einzelrisiken im Kreditgeschäft ist durch die Bildung von Einzelwertberichtigungen und Rückstellungen Rechnung getragen. Für das latente Kreditrisiko im Hypothekengeschäft haben wir Pauschalwertberichtigungen im Rahmen der steuerlichen Vorschriften gebildet. Zur Vorsorge gegen besondere Risiken des Bankgeschäfts besteht eine Reserve nach § 340f HGB.
Schuldverschreibungen und andere festverzinsliche Wertpapiere sind, soweit sie der Liquiditätsreserve zugeordnet wurden, nach dem strengen Niederstwertprinzip (§ 253 Abs. 3 HGB in Verbindung mit § 280 HGB) bewertet. Die dem Anlagevermögen zugeordneten festverzinslichen Wertpapiere sind mit den fortgeführten Anschaffungskosten bewertet. Die Agio- und Disagiobeträge werden über die Laufzeit der Papiere verteilt und in das Zinsergebnis eingestellt. Des Weiteren sind Wertpapiere der Liquiditätsreserve unter Einbeziehung von Derivaten, die der Zins- und/oder Währungsabsicherung dienen, zu Bewertungseinheiten zusammengefasst und mit den fortgeführten Anschaffungskosten bewertet.
In der Position „Aktien und andere nicht festverzinsliche Wertpapiere" enthaltene Fondsanteile sind vollständig der Liquiditätsreserve zugeordnet und werden nach dem strengen Niederstwertprinzip bewertet.
Die im Zusammenhang mit Repo-Geschäften (Repurchase Agreements) übertragenen Wertpapiere werden einschließlich der wirtschaftlichen Erfolge entsprechend der ursprünglich zugeordneten Kategorie bilanziert und bewertet. Gleichzeitig wird eine Verbindlichkeit in Höhe des vereinbarten Rücknahmebetrages passiviert. Der Unterschiedsbetrag zwischen dem Rücknahmebetrag und dem erhaltenen Betrag wird in die Rechnungsabgrenzungsposten eingestellt und zeitanteilig im Zinsergebnis berücksichtigt.
Die in Pension genommenen Wertpapiere sind nicht in der Bilanz ausgewiesen. Der für die übernommenen Wertpapiere gezahlte Betrag ist als Forderung an den Pensionsgeber bilanziert. Die Zuschlagsbeträge auf die Pensionsgeschäfte werden jeweils zeitanteilig über die Laufzeit des Pensionsgeschäfts abgegrenzt.

Beteiligungen und Anteile an verbundenen Unternehmen sind mit den Anschaffungskosten aktiviert. Bei voraussichtlich dauerhaften Wertminderungen wurden außerplanmäßige Abschreibungen vorgenommen.
Sachanlagen sind entsprechend der betriebsgewöhnlichen Nutzungsdauer mit den um die linearen planmäßigen Abschreibungen bzw. mit den um die höheren steuerrechtlichen Abschreibungen verminderten Anschaffungs- oder Herstellungskosten angesetzt. Neben den planmäßigen Abschreibungen haben wir von der Vereinfachungsregelung für geringwertige Wirtschaftsgüter nach § 6 Abs. 2 EStG Gebrauch gemacht.
Sämtliche Verbindlichkeiten sind mit ihrem Rückzahlungsbetrag passiviert. Der Unterschied zwischen dem Nennbetrag von Verbindlichkeiten und ihrem Ausgabebetrag wird in die Rechnungsabgrenzung eingestellt. Zerobonds sind mit dem Emissionsbetrag zuzüglich anteiliger Zinsen gemäß der Emissionsrendite bilanziert.
Für ungewisse Verbindlichkeiten sind Rückstellungen in Höhe der voraussichtlichen Inanspruchnahme gebildet.
Die Rückstellungen für Pensionsverpflichtungen sind unter Anwendung der „Richttafeln 2005G“ (Heubeck) mit dem nach versicherungsmathematischen Grundsätzen ermittelten Teilwert und unter Zugrundelegung eines Zinssatzes von 6 % bemessen.
Auf fremde Währung lautende Bilanzpositionen sind gemäß § 340h Abs. 1 HGB zum Referenzkurs der Europäischen Zentralbank (EZB) am Bilanzstichtag umgerechnet. Sämtliche Fremdwährungsvolumina sind durch entsprechende Kurssicherungsgeschäfte gegen Währungsschwankungen abgesichert. Aufwendungen und Erträge aus der Bewertung werden in der Gewinn- und Verlustrechnung berücksichtigt.
Derivative Finanzgeschäfte, die der Absicherung von Zins- und Marktpreisschwankungen sowie von Währungs- und Bonitätsrisiken dienen, unterliegen keiner Einzelbewertung und werden als sogenannte schwebende Geschäfte nicht bilanziert.
Beim Ausweis der Risikovorsorge haben wir von der Möglichkeit der Überkreuzkompensation aller Aufwendungen und Erträge gemäß § 340f Abs. 3 HGB Gebrauch gemacht.

Fristengliederung

Im Folgenden aufgeführte Forderungen und Verbindlichkeiten sind nach Restlaufzeiten bzw. Kündigungsfristen geordnet und setzen sich wie folgt zusammen:

Gliederung nach Restlaufzeiten in Mio. €

	2006	2005
Forderungen an Kreditinstitute	22.803,9	18.705,8
Täglich fällig	*2.207,5*	*2.967,1*
Bis zu 3 Monaten	*11.052,6*	*4.259,4*
Mehr als 3 Monate bis 1 Jahr	*685,1*	*917,1*
Mehr als 1 Jahr bis 5 Jahre	*3.171,9*	*4.120,5*
Mehr als 5 Jahre	*5.686,8*	*6.441,7*
Forderungen an Kunden	31.321,1	31.395,7
Täglich fällig	*148,0*	*101,7*
Bis zu 3 Monaten	*3.349,3*	*2.244,5*
Mehr als 3 Monate bis 1 Jahr	*4.735,7*	*1.749,5*
Mehr als 1 Jahr bis 5 Jahre	*12.294,3*	*13.549,3*
Mehr als 5 Jahre	*10.793,8*	*13.750,7*
Verbindlichkeiten an Kreditinstitute	12.766,6	20.394,5
Täglich fällig	*424,3*	*477,2*
Bis zu 3 Monaten	*10.700,4*	*18.785,3*
Mehr als 3 Monate bis 1 Jahr	*428,6*	*385,9*
Mehr als 1 Jahr bis 5 Jahre	*499,7*	*280,2*
Mehr als 5 Jahre	*713,6*	*465,9*
Verbindlichkeiten an Kunden	7.384,0	3.796,9
Täglich fällig	*31,9*	*6,1*
Bis zu 3 Monaten	*300,9*	*212,9*
Mehr als 3 Monate bis 1 Jahr	*312,5*	*145,6*
Mehr als 1 Jahr bis 5 Jahre	*1.402,7*	*1.124,6*
Mehr als 5 Jahre	*5.336,0*	*2.307,7*

	Fälligkeit 2007	Fälligkeit 2006
Schuldverschreibungen und andere festverzinsliche Wertpapiere	5.038,0	2.648,6
Begebene Schuldverschreibungen	24.399,3	21.051,2

Forderungen/Verbindlichkeiten gegenüber verbundenen Unternehmen/Beteiligungen in Mio. €

	Darunter gegenüber verbundenen Unternehmen		Darunter gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht	
	2006	2005	2006	2005
Forderungen an				
– Kreditinstitute	2.650,1	597,0	–	–
– Kunden	196,2	209,3	–	–
Schuldverschreibungen und andere festverzinsliche Wertpapiere	–	–	–	–
Verbindlichkeiten gegenüber				
– Kreditinstituten	765,3	2.243,8	–	–
– Kunden	–	–	–	–
Verbriefte Verbindlichkeiten	–	–	–	–
Nachrangige Verbindlichkeiten	5,1	–	–	–

Bei den Forderungen und Verbindlichkeiten gegenüber verbundenen Unternehmen handelt es sich bis auf die nachrangigen Verbindlichkeiten um unverbriefte Forderungen und Verbindlichkeiten.

Börsenfähige Wertpapiere in T€

	Insgesamt	Börsenfähig	Börsennotiert	Nicht börsennotiert
Schuldverschreibungen und andere festverzinsliche Wertpapiere	45.515.980,7	45.515.980,7	42.857.645,5	2.658.335,2
Nominalwert	45.905.784,5	45.905.784,5	43.205.376,4	2.700.408,1
Aktien und andere nicht festverzinsliche Wertpapiere	1.738.010,4	–	–	–
Fondsanteile	22.352.194,0	–	–	–
Beteiligungen	0,0	–	–	–
Nominalwert	33,2	–	–	–
Anteile an verbundenen Unternehmen	2.029,9	–	–	–
Nominalwert	927,0	–	–	–

Pensionsgeschäfte
Zum Bilanzstichtag sind Wertpapiere mit einem Nominalwert von € 875 Mio. (Vj. € 2.685 Mio.) und einem Buchwert von € 887 Mio. (Vj. € 2.827,4 Mio.) in Pension gegeben worden.

Beteiligungen
Unter „Beteiligungen" weisen wir unseren Anteil an der „Börse Düsseldorf AG, Düsseldorf" (€ 1) aus.

Anteile an verbundenen Unternehmen in T€

	Anteil am Kapital	Eigenkapital	Jahresüberschuss 2006
Essen Hyp Immobilien GmbH, Essen	100 %	2.283,5	498,0
Immobilien Expertise GmbH, Essen	100 %	526,0	300,7
TIGNATO Beteiligungsgesellschaft mbH, Essen	100 %	25,2	0,4
TIGNATO Beteiligungsgesellschaft mbH & Co. KölnTurm MediaPark KG, Düsseldorf	100 %	-9.129,1	-1.994,1
Grundbesitzgesellschaft Berlin Rungestraße 22–24 mbH, Essen	94 %	-19.599,5	-7.972,2
Cap Kiel Betriebs-GmbH, Kiel[1]	51 %	831,1	-213,8
Rosaria Grundstücksvermietungs GmbH & Co. Objekt CAP Kiel KG, Düsseldorf[1]	94 %	-7.609,1	-784,1

[1] Zahlen betreffen Vorjahr

Zur Sicherheit übertragene Vermögensgegenstände

Festverzinsliche Wertpapiere wurden mit einem Kurswert in Höhe von € 6.556 Mio. (Vj. € 11.222 Mio.) und nicht festverzinsliche Wertpapiere (Fonds) mit einem Volumen von € 334 Mio. (Vj. € 336 Mio.) verpfändet. Im Pfandkonto bei der Deutschen Bundesbank waren davon Wertpapiere mit einem Kurswert von € 6.534 Mio. (Vj. € 10.842 Mio.) hinterlegt. Diese Sicherheiten wurden für Verbindlichkeiten gegenüber Kreditinstituten verwendet. Des Weiteren wurden Collaterals (Barsicherheiten) in Höhe von € 1.890 Mio. (Vj. € 2.653 Mio.) zur Besicherung von Verbindlichkeiten aus Finanztermingeschäften gestellt.

Sonstige Vermögensgegenstände

In den sonstigen Vermögensgegenständen sind im Wesentlichen der Ausgleichsposten aus der Fremdwährungsbewertung der Swaps, drei zur Verhütung von Verlusten übernommene gewerbliche Objekte sowie Steuererstattungsansprüche enthalten.

Anlagevermögen Anlagespiegel in T€

	Beteiligungen	Anteile an verbundenen Unternehmen	Immaterielle Anlagewerte	Sachanlagen	Anleihen und Schuldverschreibungen
Anschaffungs-/Herstellungskosten					
Vortrag zum 1.1.2006	0,0	1.652,3	1.196,0	75.445,4	1.231.336,6
Zugänge im Geschäftsjahr 2006	—	840,6	317,5	22.854,7	2.913.128,7
Abgänge im Geschäftsjahr 2006	—	463,0	—	20.211,0	332.603,2
Abschreibungen kumuliert	—	—	311,7	29.521,6	26.633,5
Restbuchwert zum 31.12.2006	0,0	2.029,9	1.201,8	48.567,5	3.785.228,6
Restbuchwert zum 31.12.2005	0,0	1.652,3	1.031,4	40.048,8	1.210.998,9
Abschreibungen im Geschäftsjahr 2006	—	—	147,1	5.758,4	10.844,1

Geringwertige Wirtschaftsgüter sind in den Zugängen des Berichtsjahrs enthalten und wurden voll abgeschrieben. Diese Abschreibung ist in den Abgängen des Geschäftsjahrs eingerechnet.
Die Sachanlagen umfassen weiterhin die im Rahmen unserer eigenen Tätigkeit genutzten Grundstücke und Gebäude mit einem Buchwert in Höhe von € 11,1 Mio. (Vj. € 11,8 Mio.). Der Buchwert der Betriebs- und Geschäftsausstattung beträgt € 3,1 Mio. (Vj. € 2,9 Mio.)
Die Sachanlagen enthalten eine steuerrechtliche Abschreibung nach § 254 HGB. Ein Teil der Erträge aus dem Verkauf Essen II (€ 4 Mio.) wurde im Rahmen des § 6b EStG dem Objekt Bonn-Lengsdorf zugeordnet.
Die beim Kauf von Anleihen und Schuldverschreibungen angefallenen Agien und Disagien werden über die Laufzeit der Papiere verteilt. Sie werden als zinsähnliche Aufwendungen/Erträge in der Gewinn- und Verlustrechnung ausgewiesen, die Agien sind als Abschreibung im Anlagespiegel abgebildet.
Alle Anleihen und Schuldverschreibungen im Anlagevermögen sind deckungsfähig. Der Börsenwert beträgt T€ 3.770,7.
Auf außerplanmäßige Abschreibungen gemäß § 253 Abs. 2 Satz 3 HGB mit Ausnahme der steuerrechtlichen Abschreibung nach § 254 HGB wurde verzichtet, da es sich nicht um Wertminderungen handelt, die voraussichtlich von Dauer sind.

Abschreibungen wegen steuerlicher Vorschriften
Für das Gebäude in Essen, Gildehofstraße 1, wurde die stufendegressive Sonderabschreibung gemäß § 7 Abs. 5 EStG in Höhe von € 0,7 Mio. (Vj. € 0,7 Mio.) in Anspruch genommen.

Rechnungsabgrenzungsposten aus dem Emissions- und Darlehensgeschäft in Mio. €

	2006	2005
Aktivseite		
Agio aus Forderungen	247,3	285,8
Emissionsdisagio aus Schuldverschreibungen	275,0	209,0
Gesamt	522,3	494,8
Passivseite		
Damnum aus Forderungen	41,4	44,4
Agio aus Schuldverschreibungen	31,8	4,8
Gesamt	73,2	49,2

Andere Verbindlichkeiten gegenüber Kreditinstituten
In dieser Position sind Offenmarktgeschäfte in Höhe von € 6,1 Mrd. (Vj. € 11,2 Mrd.) enthalten. Das Nominalvolumen der bei der Deutschen Bundesbank im Pfandkonto hinterlegten Wertpapiere betrug € 6,5 Mrd. (Vj. € 11,6 Mrd.). Die Position enthält weiterhin vornehmlich Termingeldaufnahmen, aufgenommene Darlehen sowie anteilige und fällige Zinsen aus Swap-Geschäften.

Sonstige Verbindlichkeiten
Die sonstigen Verbindlichkeiten enthalten im Wesentlichen anteilige und fällige Zinsen aus nachrangigen Verbindlichkeiten und aus Genussrechtskapital, fälliges Genussrechtskapital sowie den Ausgleichsposten aus der Fremdwährungsbewertung der Swaps.

Nachrangige Verbindlichkeiten
Die nachrangigen Verbindlichkeiten sind im Falle der Insolvenz oder der Liquidation der Bank erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückzuzahlen. Eine vorzeitige Rückzahlung ist ausgeschlossen. Die Summe der Zins- und Disagioaufwendungen aller nachrangigen Darlehen beträgt € 16,9 Mio. (Vj. € 20,0 Mio.).
Die einzelnen nachrangigen Darlehen bleiben unterhalb der 10%-Grenze des Gesamtausweises.

Genussrechte
Das ausgewiesene Genussrechtskapital beträgt nominal € 288,4 Mio. (Vj. € 293,5 Mio.). Es ist unterteilt in nominal € 136,7 Mio. (Vj. € 141,7 Mio.) Inhaber- und € 151,7 Mio. (Vj. € 151,7 Mio.) Namensgenussscheine. Die Genussscheine sind zum Teil variabel verzinslich; die Festzinssätze liegen zwischen 5,7 % und 8 %. Das Genussrechtskapital entspricht den Bestimmungen des § 10 Abs. 5 KWG.

Die Fälligkeitsstruktur ist wie folgt:

	Mio. €
2007	88,3
2008	82,8
2009	30,7
2010	12,6
2011	33,5
2012	1,0
2013	39,5

Bis zum 31. Dezember 2006 erfolgte von dem in der Hauptversammlung am 17. März 2005 genehmigten Genussrechtskapital in Höhe von € 200,0 Mio. keine Inanspruchnahme. Es verbleibt ein genehmigtes Genussrechtskapital in gleicher Höhe.

Gezeichnetes Kapital/genehmigtes Kapital

In der Hauptversammlung vom 17. März 2005 ist der Vorstand ermächtigt worden, das Grundkapital bis zum 16. März 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Aktien gegen Bareinlagen einmalig oder mehrfach, jedoch insgesamt höchstens um einen Nennbetrag von € 100,0 Mio. zu erhöhen. Von dieser Ermächtigung wurde bisher kein Gebrauch gemacht; an genehmigtem Kapital verbleiben € 100,0 Mio.
In der ordentlichen Hauptversammlung vom 23. März 2006 wurde eine Kapitalerhöhung aus Gesellschaftsmitteln um € 50,0 Mio. zu 100 % beschlossen und anschließend durchgeführt.
Das gezeichnete Kapital beträgt € 364,0 Mio.

Anzahl und Nennbetrag der Aktien

Das Grundkapital von € 364,0 Mio. ist eingeteilt in 364.000.000 auf den Namen lautende Aktien zu je € 1. Das Kapital ist voll eingezahlt.

Kapitalrücklage in Mio. €

	2006	2005
Die Kapitalrücklage entwickelte sich wie folgt:		
Vortrag zum 1.1.	339,6	339,6
Einstellung im Geschäftsjahr	—	—
Stand am 31.12.	339,6	339,6

Gewinnrücklagen

Durch Beschluss der Hauptversammlung wurde den Gewinnrücklagen zunächst ein Betrag in Höhe von € 50,0 Mio. zugeführt. € 50,0 Mio. wurden zur Durchführung der Kapitalerhöhung aus Gesellschaftsmitteln den „anderen Gewinnrücklagen" entnommen und dem gezeichneten Kapital zugeführt.

Eventualverbindlichkeiten

Der Posten Eventualverbindlichkeiten enthält im Wesentlichen 34 Credit Default Swaps in Höhe von insgesamt € 1,0 Mrd.

Andere Verpflichtungen in Mio. €

	2006	2005
Die unwiderruflichen Kreditzusagen betragen:		
Hypothekendarlehen	408,1	790,7
Kommunalkredite	0,6	23,6
Gesamt	408,7	814,3

Personalaufwand
Für das Geschäftsjahr 2006 beträgt der Personalaufwand T€ 16.026,7 (Vj. T€ 14.844,9). Darin enthalten sind die Gesamtbezüge für die Mitglieder des Vorstands von T€ 1.409,3 (Vj. T€ 1.013,3). Dieser Betrag enthält T€ 524,1 (Vj. T€ 464,1) erfolgsabhängige Komponenten.
Die Bezüge ehemaliger Vorstandsmitglieder beliefen sich auf T€ 23,3 (Vj. T€ 59,1) und die für sie gebildete Rückstellung auf T€ 444,8 (Vj. T€ 445,1).

Andere Verwaltungsaufwendungen
Die anderen Verwaltungsaufwendungen für das Bankgeschäft belaufen sich auf T€ 22.090,8 (Vj. T€ 16.456,0), inklusive der Vergütung der Mitglieder des Aufsichtsrats von T€ 194 (Vj. T€ 189). Dieser Betrag enthält T€ 86 (Vj. T€ 88) variable Bestandteile.

Im Geschäftsjahr als Aufwand erfasstes Honorar an den Abschlussprüfer für

T€	2006	2005
a) die Abschlussprüfung	423	384
b) sonstige Bestätigungs- oder Bewertungsleistungen	24	51
c) Steuerberatungsleistungen	10	11
d) sonstige Leistungen	78	128
Gesamt	535	574

Sonstige betriebliche Erträge und Aufwendungen
In den sonstigen betrieblichen Erträgen sind im Wesentlichen Mieterträge, Buchgewinne aus dem Abgang von Gegenständen des Sachanlagevermögens sowie Erträge aus abgeschlossenen Dienstleistungsverträgen enthalten. Die sonstigen betrieblichen Aufwendungen enthalten im Wesentlichen die umlagefähigen Nebenkosten unserer Mieter, laufende Instandhaltungen an unseren Gebäuden sowie Abschreibungen auf unsere Rettungserwerbe.

Steuern vom Einkommen und vom Ertrag
Die Ertragsteuern sind dem Ergebnis der gewöhnlichen Geschäftstätigkeit zugeordnet. Zur Commerzbank AG besteht weder ein ertrag- noch ein umsatzsteuerliches Organschaftsverhältnis.

Gewinnverwendungsrechnung
Der Jahresüberschuss in Höhe von € 96.794.375 entspricht zuzüglich des Gewinnvortrags aus 2005 in Höhe von € 5.625 dem Bilanzgewinn.

Deckungsrechnung öffentliche Pfandbriefe in T€

	2006	2005
Forderungen an Kreditinstitute		
– Kommunalkredite	9.737.660	11.186.760
Forderungen an Kunden		
– Hypothekendarlehen (öffentlich verbürgte)	13.858	15.621
– Kommunalkredite	22.453.255	23.677.429
Schuldverschreibungen und andere festverzinsliche Wertpapiere (Buchwert T€ 44.120.467)	44.137.361	26.460.203
Deckungswerte insgesamt	76.342.134	61.340.013
Summe der deckungspflichtigen öffentlichen Pfandbriefe	74.259.809	59.759.925
Überdeckung	2.082.325	1.580.088

Deckungsrechnung Hypothekenpfandbriefe in T€

	2006	2005
Forderungen an Kunden		
– Hypothekendarlehen	4.391.541	4.319.537
Sachanlagen (Grundschulden auf bankeigenen Grundstücken)	17.486	17.486
Schuldverschreibungen und andere festverzinsliche Wertpapiere (Buchwert T€ 417.258)	417.258	275.000
Deckungswerte insgesamt	4.826.285	4.612.023
Summe der deckungspflichtigen Hypothekenpfandbriefe	4.582.176	4.198.079
Überdeckung	244.109	413.944

Anhängige Zwangsmaßnahmen zum 31.12.

	Zwangsversteigerungen		Zwangsverwaltungen		Zwangsversteigerungen und Zwangsverwaltungen		Anzahl der Fälle insgesamt		Durchgeführte Zwangsversteigerungen	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Wohnzwecken dienende Objekte	131	64	19	5	17	15	167	84	35	21
Gewerblich genutzte Objekte	13	4	12	3	10	15	35	22	6	7
Gesamt	144	68	31	8	27	30	202	106	41	28

Objekte, die Zwangsversteigerungs- und/oder Zwangsverwaltungsmaßnahmen unterliegen, wurden dem Deckungsstock entnommen.
Im Berichtsjahr wurde ein Grundstück zur Verhütung von Verlusten von der Bank übernommen.

Zinsrückstände auf zur Deckung von Hypothekenpfandbriefen verwendete Forderungen
Die Zinsrückstände betragen T€ 169,6 für den wohnwirtschaftlichen Bereich und T€ 0 für den gewerblichen Bereich.

Rückzahlungen auf Hypothekendarlehen in Deckung in Mio. €

	Gewerblich		Wohnwirtschaftlich	
	2006	2005	2006	2005
Im Geschäftsjahr erfolgte Rückzahlungen:				
Durch Amortisation	11,0	258,1	66,5	193,3
In anderer Weise	98,4	252,4	175,0	90,5
Gesamt	109,4	510,5	241,5	283,8

Finanzderivate in Mio. €

	Nominalbetrag				Marktwert		
	Restlaufzeit						
Zinsbezogene Geschäfte:	<= 1 Jahr	1-5 Jahre	> 5 Jahre	Summe	positiv	negativ	Summe
Zins-Swaps (gleiche Währung)	35.575	89.130	72.593	197.298	1.455	-3.637	-2.182
Zinsoptionen – Verkäufe	226	1.388	4.584	6.198	65	-399	-334
Sonstige Zinskontrakte	358	179	—	537	3	-4	-1
Kreditderivate	—	180	825	1.005	—	-1	-1
Währungsbezogene Geschäfte:							
Währungs-Swaps	1.114	3.861	5.087	10.062	250	-444	-194
Gesamt	37.273	94.738	83.089	215.100	1.773	-4.485	-2.712
Gesamt Vorjahr	17.228	89.962	85.617	192.807	3.338	-7.774	-4.436

Mit Derivaten werden Zins- und Marktpreisschwankungen sowie Währungs- und Bonitätsrisiken abgesichert. Handelsgeschäfte mit derivativen Produkten wurden im Handelsbuch getätigt. Den negativen Marktwerten aus den Derivaten steht insgesamt ein positiver Marktwert aller zinstragenden Geschäfte gegenüber. Dabei haben wir die Bewertung unserer Geschäfte auf der Swap-Mitte-Kurve durchgeführt und anschließend entsprechende Standardrisikokosten in Abzug gebracht.

Kundengruppengliederung im Derivategeschäft in Mio. €

	Volumen	
	2006	2005
OECD-Banken	215.100	192.807

Das Kreditäquivalent (Adressenausfallrisiko) nach der Marktbewertungsmethode gemäß den Vorschriften des Grundsatzes I beträgt € 992,7 Mio. (Vj. € 869,5 Mio.). Hierbei werden zunächst die positiven Marktwerte unter Berücksichtigung von Kontrahenten-Nettingvereinbarungen ermittelt. Dem hinzugerechnet werden die auf Kontrahentenbasis ermittelten Zuschläge.

Fremdwährungsvolumina in Mio. €

	2006	2005
Vermögensgegenstände	5.201,8	2.476,5
Verbindlichkeiten	4.537,7	2.701,5

Sämtliche Fremdwährungsvolumina sind durch entsprechende Kurssicherungsgeschäfte gegen Währungsschwankungen abgesichert.

Kredite an Organmitglieder in Mio. €

	2006	2005
Mitglieder des Vorstands	2,1	1,5
Mitglieder des Aufsichtsrats	3,6	3,7
Gesamt	5,7	5,2

Durchschnittliche Mitarbeiterzahl

	Tariflich		Außertariflich	
	2006	2005	2006	2005
Angestellte	90	79	53	51
Auszubildende	16	12	—	—
Teilzeitbeschäftigte	9	9	2	2
Gesamt	115	100	55	53

Im Jahresdurchschnitt waren 170 (Vj. 153) Mitarbeiter/-innen beschäftigt.

Mitteilung gemäß § 20 Abs. 4 und 5 AktG
Die Commerzbank AG, Frankfurt, hat uns darüber informiert, dass sie zu mehr als 50 % an unserer Gesellschaft beteiligt ist. Die Helvetic Grundbesitz Verwaltung GmbH, Berlin, hat uns mitgeteilt, dass ihr seit Anfang 2007 weniger als der vierte Teil der Aktien unserer Gesellschaft gehört. Die Schuppli-Gruppe ist weiterhin mit 49 % an unserer Gesellschaft beteiligt.

Corporate Governance Kodex – Entsprechenserklärung
Vorstand und Aufsichtsrat der Hypothekenbank in Essen AG haben eine Entsprechenserklärung abgegeben, die im Internet unter www.essenhyp.com zugänglich gemacht worden ist.

Verpflichtungen gegenüber verbundenen Unternehmen
Mit unserer Tochtergesellschaft TIGNATO Beteiligungsgesellschaft mbH & Co. KölnTurm MediaPark KG, Essen, haben wir eine Vereinbarung über einen Rangrücktritt abgeschlossen.
Gegenüber unserer Tochtergesellschaft Grundbesitzgesellschaft Berlin Rungestraße 22–24 mbH, Essen, haben wir eine Patronatserklärung abgegeben.

Sonstige Verpflichtungen
Die Verpflichtungen aus Dienstleistungs-, Miet- und Lizenzverträgen belaufen sich in den nächsten drei Jahren auf ca. € 8,0 Mio. (Vj. € 7,6 Mio.) pro Jahr.

Umlaufende Pfandbriefe und dafür verwendete Deckungswerte in Mio. €

	Nominal		Barwert		Risikobarwert	
	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005
a) Gesamtbetrag der im Umlauf befindlichen						
Hypothekenpfandbriefe	4.582,2	4.198,1	4.538,2	4.243,9	4.364,7	4.154,7
Deckungsmasse	4.826,3	4.612,0	4.749,4	5.015,3	4.497,9	4.765,7
davon Derivate (absolut)	—	—	—	—	—	—
davon Derivate (prozentual)	—	—	—	—	—	—
davon ergänzende Deckung	417,3	275,0	503,1	358,7	436,0	326,0
davon weitere Deckungswerte	—	—	—	—	—	—
Überdeckung	244,1	413,9	211,2	771,4	133,2	611,0

	bis einschl. 1 Jahr		mehr als 1 Jahr bis einschl. 5 Jahre		mehr als 5 Jahre bis einschl. 10 Jahre		mehr als 10 Jahre	
	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005
zu a) Laufzeitstruktur (Restlaufzeit)								
Hypothekenpfandbriefe	998,8	1.681,5	2.022,8	1.721,2	1.287,6	780,4	273,0	15,0
Deckungsmasse	513,7	412,5	1.143,0	716,1	2.534,1	2.689,4	635,5	794,0
davon ergänzende Deckung	102,3	—	—	—	—	—	315,0	275,0

	Nominal		Barwert		Risikobarwert	
	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005
b) Gesamtbetrag der im Umlauf befindlichen						
öffentlichen Pfandbriefe	74.259,8	59.759,9	73.086,1	60.036,9	71.244,5	58.600,8
Deckungsmasse	76.342,1	61.340,0	77.318,7	64.646,4	74.946,7	62.366,1
davon Derivate (absolut)	—	—	—	—	—	—
davon Derivate (prozentual)	—	—	—	—	—	—
davon ergänzende Deckung	5.920,0	1.074,1	5.628,9	1.096,1	5.509,9	1.076,8
davon weitere Deckungswerte	250,0	—	250,0	—	249,9	—
Abschlag Währungsszenario	—	—	—	—	123,8	260,6
Überdeckung	2.082,3	1.580,1	4.232,6	4.609,5	3.578,4	3.504,7

	bis einschl. 1 Jahr		mehr als 1 Jahr bis einschl. 5 Jahre		mehr als 5 Jahre bis einschl. 10 Jahre		mehr als 10 Jahre	
	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005
zu b) Laufzeitstruktur (Restlaufzeit)								
Öffentliche Pfandbriefe	14.778,9	12.944,6	45.585,4	37.518,5	10.926,4	8.433,0	2.969,1	863,8
Deckungsmasse	18.787,4	6.813,7	25.156,9	24.510,0	23.134,9	24.397,3	9.262,9	5.619,0
davon ergänzende Deckung	—	—	852,6	327,1	4.431,9	747,0	635,5	—
davon weitere Deckungswerte	250,0	—	—	—	—	—	—	—

Zur Deckung von Hypothekenpfandbriefen verwendete Forderungen nach Größengruppen
Deckungshypotheken in Mio. €

	31.12.2006	31.12.2005
bis einschl. € 300.000	3.272,4	3.202,5
mehr als € 300.000 bis einschl. € 5 Mio.	367,9	414,7
mehr als € 5 Mio.	768,7	719,8
Summe	4.409,0	4.337,0

Zur Deckung für Hypothekenpfandbriefe verwendete Forderungen nach Gebieten, in denen die beliehenen Grundstücke liegen, und nach Nutzungsart Deckungswerte in Mio. €

	31.12.2006		31.12.2005	
	Gewerblich	Wohnwirtschaftlich	Gewerblich	Wohnwirtschaftlich
Deutschland				
Wohnungen	—	657,8	—	651,7
Einfamilienhäuser	—	2.496,0	—	2.437,9
Mehrfamilienhäuser	—	350,6	—	450,4
Bürogebäude	353,2	—	382,3	—
Handelsgebäude	244,6	—	230,6	—
Industriegebäude	54,2	—	57,8	—
sonstige gewerblich genutzte Gebäude	64,1	—	97,1	—
Summe	716,1	3.504,4	767,8	3.540,0
Belgien				
Mehrfamilienhäuser	—	0,5	—	0,5
Bürogebäude	0,0	—	1,0	—
Summe	0,0	0,5	1,0	0,5
Großbritannien				
Bürogebäude	78,1	—	0,0	—
Summe	78,1	0,0	0,0	0,0
Frankreich				
Bürogebäude	42,2	—	0,1	—
sonstige gewerblich genutzte Gebäude	19,0	—	0,0	—
Summe	61,2	0,0	0,1	0,0
Niederlande				
Bürogebäude	49,0	—	27,6	—
Summe	49,0	0,0	27,6	0,0
Gesamtsumme	904,4	3.504,9	796,5	3.540,5

Rückständige Leistungen auf zur Deckung verwendete Hypothekenforderungen in Mio. €

	31.12.2006	31.12.2005
Deutschland		
Gesamtbetrag der mindestens 90 Tage rückständigen Leistungen	0,0	0,0
Gesamtsumme	0,0	0,0

Zur Deckung von öffentlichen Pfandbriefen verwendete Forderungen Deckungswerte in Mio. €

	Belgien		Dänemark		Deutschland		Finnland	
	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Zentralstaat	—	28,2	—	—	6.939,1	2.702,8	450,9	51,1
Regionale Gebietskörperschaften	—	—	—	—	28.357,2	25.612,1	—	—
Örtliche Gebietskörperschaften	—	—	—	—	2.148,4	2.494,3	—	—
Sonstige	90,0	90,0	242,0	79,0	19.074,3	20.612,3	169,0	74,0
Summe	90,0	118,2	242,0	79,0	56.519,0	51.421,5	619,9	125,1

	Frankreich		Griechenland		Großbritannien		Irland	
	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Zentralstaat	2,5	202,5	157,5	102,5	—	—	—	—
Regionale Gebietskörperschaften	—	—	—	—	—	—	—	—
Örtliche Gebietskörperschaften	9,6	26,8	—	—	190,6	—	—	—
Sonstige	1.168,5	700,0	35,0	35,0	881,4	233,0	215,0	—
Summe	1.180,6	929,3	192,5	137,5	1.072,0	233,0	215,0	—

	Island		Italien		Japan		Kanada	
	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Zentralstaat	—	—	2.225,9	—	—	—	—	—
Regionale Gebietskörperschaften	—	—	1.086,0	304,7	87,0	—	477,6	324,4
Örtliche Gebietskörperschaften	—	—	341,3	119,5	—	—	—	—
Sonstige	251,4	110,5	—	200,0	—	—	173,3	93,4
Summe	251,4	110,5	3.653,2	624,2	87,0	—	650,9	417,8

	Lettland		Litauen		Luxemburg		Niederlande	
	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Zentralstaat	45,0	45,0	39,0	39,0	—	—	—	—
Regionale Gebietskörperschaften	—	—	—	—	—	—	—	—
Örtliche Gebietskörperschaften	—	—	—	—	—	—	1,9	3,8
Sonstige	—	—	—	—	144,5	—	472,0	68,0
Summe	45,0	45,0	39,0	39,0	144,5	—	473,9	71,8

	Norwegen		Österreich		Polen		Portugal	
	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Zentralstaat	—	—	—	92,0	516,2	499,4	1.470,0	680,0
Regionale Gebietskörperschaften	—	—	124,5	—	—	—	—	—
Örtliche Gebietskörperschaften	—	—	—	—	—	—	—	—
Sonstige	95,0	—	1.523,5	1.056,4	—	—	—	—
Summe	95,0	—	1.648,0	1.148,4	516,2	499,4	1.470,0	680,0

	Schweden		Schweiz		Slowakische Republik		Slowenien	
	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Zentralstaat	—	—	—	—	232,5	317,5	—	54,1
Regionale Gebietskörperschaften	—	—	211,6	189,3	—	—	—	—
Örtliche Gebietskörperschaften	312,4	146,6	84,6	—	—	—	—	—
Sonstige	—	—	150,0	—	—	—	—	—
Summe	312,4	146,6	446,2	189,3	232,5	317,5	—	54,1

	Spanien		Tschechische Republik		Ungarn		USA	
	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Zentralstaat	—	—	145,6	238,0	235,2	545,3	79,7	84,4
Regionale Gebietskörperschaften	1.953,3	1.538,2	—	—	—	—	312,6	200,4
Örtliche Gebietskörperschaften	10,0	—	—	49,1	—	—	632,4	33,1
Sonstige	2.200,4	401,1	—	12,7	50,0	50,0	427,2	66,2
Summe	4.163,7	1.939,3	145,6	299,8	285,2	595,3	1.451,9	384,1

	Zypern		Sonstige			Gesamt	
	31.12.2006	31.12.2005	31.12.2006	31.12.2005		31.12.2006	31.12.2005
Zentralstaat	99,5	99,5	—	452,8		12.638,6	6.234,1
Regionale Gebietskörperschaften	—	—	—	62,0		32.609,8	28.231,1
Örtliche Gebietskörperschaften	—	—	—	—		3.731,2	2.873,2
Sonstige	—	—	—	120,0		27.362,5	24.001,6
Summe	99,5	99,5	—	634,8		76.342,1	61.340,0

Gesamtbetrag der mindestens 90 Tage rückständigen Leistungen in Mio. €

	31.12.2006	31.12.2005
Summe Länder (Staaten)	0,0	0,0

Konzernabschluss

Die Commerzbank Aktiengesellschaft, Frankfurt am Main, ist zu mehr als 50 % an unserer Gesellschaft beteiligt.

Die Hypothekenbank in Essen AG wird in den Konzernabschluss der Commerzbank AG einbezogen. Dieser wird auf der Grundlage der verabschiedeten und veröffentlichten International Accounting Standards (IAS) bzw. International Financial Reporting Standards (IFRS) aufgestellt. Die in dem IAS/IFRS-Abschluss vom deutschen Recht abweichenden angewandten Bilanzierungs-, Bewertungs- und Konsolidierungsmethoden werden in den Notes des Konzernabschlusses erläutert. Unsere Tochtergesellschaften werden bis auf die TIGNATO Beteiligungsgesellschaft mbH & Co. KölnTurm MediaPark KG, Essen, nicht in den Konzernabschluss der Commerzbank AG einbezogen.

Der Konzernabschluss der Commerzbank zum 31. Dezember 2005 wurde beim Amtsgericht Frankfurt am Main, Handelsregister Nr. 32000, hinterlegt und im Bundesanzeiger Nr. 131 vom 15. Juli 2006, S. 16433 bis 16480, veröffentlicht.

Auch der Konzernabschluss zum 31. Dezember 2006 wird beim Amtsgericht Frankfurt am Main hinterlegt und im elektronischen Bundesanzeiger bekannt gegeben.

Mandate in Aufsichtsräten und anderen Kontrollgremien

Hubert Schulte-Kemper

- LEG Landesentwicklungsgesellschaft NRW GmbH, Düsseldorf

Michael Fröhner

- Christliches Jugenddorfwerk Deutschlands gemeinnütziger e. V. (CJD), Ebersbach

Aufsichtsrat

DR. ERIC STRUTZ
Vorsitzender
Mitglied des Vorstands der Commerzbank AG

DIPL.-OEC. BERTA SCHUPPLI
Stellvertretende Vorsitzende

WOLFGANG HARTMANN
Mitglied des Vorstands der Commerzbank AG

DR. RENATE KRÜMMER
(bis 22. November 2006)
Leiterin Zentraler Stab Konzernentwicklung/Konzerncontrolling der Commerzbank AG

MICHAEL REUTHER
(ab 22. November 2006)
Mitglied des Vorstands der Commerzbank AG

ERICH LABS
Bankangestellter

KURT MÜLLER
Immobiliengutachter

Vorstand

HUBERT SCHULTE-KEMPER
Vorsitzender

BURKHARD DALLOSCH
(ab 1. März 2006)

MICHAEL FRÖHNER

Essen, den 26. Februar 2007
Hypothekenbank in Essen Aktiengesellschaft

Der Vorstand

Schulte-Kemper Dallosch Fröhner

Bestätigungsvermerk

„Wir haben den Jahresabschluss – bestehend aus Bilanz, Gewinn- und Verlustrechnung sowie Anhang – unter Einbeziehung der Buchführung und den Lagebericht der Hypothekenbank in Essen AG, Essen, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2006 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Bestimmungen in der Satzung liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Beurteilung aufgrund der bei der Prüfung gewonnenen Erkenntnisse entspricht der Jahresabschluss den gesetzlichen Vorschriften und den ergänzenden Bestimmungen der Satzung und vermittelt unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht steht im Einklang mit dem Jahresabschluss, vermittelt insgesamt ein zutreffendes Bild von der Lage der Gesellschaft und stellt die Chancen und Risiken der zukünftigen Entwicklung zutreffend dar."

Düsseldorf, den 2. März 2007

PricewaterhouseCoopers Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

ppa.

Busch	ppa. Meteling
Wirtschaftsprüfer	Wirtschaftsprüfer

Bericht des Aufsichtsrats

Der Aufsichtsrat hat die ihm nach Gesetz und Satzung obliegenden Aufgaben wahrgenommen und die Geschäftsführung der Bank laufend überwacht. Er hat sich vom Vorstand in fünf Sitzungen und in zahlreichen Einzelbesprechungen über die beabsichtigte Geschäftspolitik, grundsätzliche Fragen der Geschäftsführung, über die Lage und Entwicklung der Bank sowie über bedeutsame Geschäftsvorfälle unterrichten lassen und mit dem Vorstand darüber beraten.

Der Aufsichtsrat hat aus seiner Mitte einen Präsidialausschuss und einen Risikoausschuss gebildet. Der Präsidialausschuss hat im Jahr 2006 einmal getagt. Im Risikoausschuss wurden in vier Sitzungen die Fragen des Risikomanagements, d. h. zu den Markt-, Liquiditäts-, Kredit- bzw. Adressenausfallrisiken, operationellen Risiken und sonstigen Risiken, behandelt. Daneben wurde über zustimmungsbedürftige Kredite außerhalb von Sitzungen im schriftlichen Umlaufverfahren entschieden.

Jahresabschluss und Lagebericht für das Geschäftsjahr 2006 sind unter Einbeziehung der Buchführung von der durch die Hauptversammlung als Abschlussprüfer gewählten PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, geprüft und mit dem uneingeschränkten Bestätigungsvermerk versehen worden. Die Jahresabschlussunterlagen, der Lagebericht des Vorstands und die Berichte des Abschlussprüfers wurden allen Aufsichtsratsmitgliedern zeitig vor der Bilanzsitzung zur Verfügung gestellt. Der Abschlussprüfer berichtete dem Aufsichtsrat in der Bilanzsitzung über wesentliche Ergebnisse seiner Prüfung und stand ihm für Fragen zur Verfügung. Der Aufsichtsrat hat von dem Prüfungsergebnis zustimmend Kenntnis genommen.

Nach dem abschließenden Ergebnis der vom Aufsichtsrat vorgenommenen Prüfung des Jahresabschlusses, des Lageberichts und des Vorschlags für die Gewinnverwendung sind Einwendungen nicht zu erheben.

Der Aufsichtsrat hat den vom Vorstand aufgestellten Jahresabschluss gebilligt; er ist damit festgestellt. Mit dem Vorschlag für die Verwendung des Bilanzgewinns ist der Aufsichtsrat einverstanden.

Außerdem hat der Vorstand einen Bericht gemäß § 312 AktG über die Beziehungen zu verbundenen Unternehmen erstellt und diesen mit dem hierzu von der PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, erstatteten Prüfungsbericht dem Aufsichtsrat vorgelegt.

Der Aufsichtsrat hat den Bericht des Vorstands geprüft. Er stimmt ihm zu, ebenso dem Ergebnis der Prüfung durch den Abschlussprüfer. Dieser hat den Bericht des Vorstands über die Beziehungen zu verbundenen Unternehmen mit folgendem Bestätigungsvermerk versehen:
„Nach unserer pflichtmäßigen Prüfung und Beurteilung bestätigen wir, dass

1. die tatsächlichen Angaben des Berichts richtig sind,
2. bei den im Bericht aufgeführten Rechtsgeschäften die Leistung der Gesellschaft nicht unangemessen hoch war.“

Nach dem abschließenden Ergebnis seiner Prüfung erhebt der Aufsichtsrat keine Einwendungen gegen die Erklärung des Vorstands in seinem Bericht über die Beziehungen zu verbundenen Unternehmen.
Dem Vorstand, den Mitarbeiterinnen und Mitarbeitern spricht der Aufsichtsrat Dank und Anerkennung für die geleistete erfolgreiche Arbeit aus.
Zum 1. März 2006 ist Burkhard Dallosch in den Vorstand der Hypothekenbank in Essen berufen worden. Mit Wirkung vom 22. November 2006 hat Dr. Renate Krümmer ihr Mandat im Aufsichtsrat niedergelegt. Aufsichtsrat und Vorstand danken Dr. Renate Krümmer für die geleistete Arbeit.

In einer außerordentlichen Hauptversammlung wurde am 22. November 2006 Michael Reuther, Mitglied des Vorstands der Commerzbank AG, einstimmig als neues Mitglied in den Aufsichtsrat gewählt.

Essen, den 21. März 2007

Der Aufsichtsrat

Dr. Eric Strutz
Vorsitzender

Zentrale

ESSEN
Gildehofstraße 1
45127 Essen
Postfach 10 18 61
45018 Essen
Tel.: 02 01/81 35-0
Fax: 02 01/81 35-200
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com
Eingetragen unter HRB Essen Nr. 7083

Geschäftsstellen

BERLIN
Jägerstraße 58
10117 Berlin
Tel.: 0 30/81 45 07-10
Fax: 0 30/81 45 07-29
E-Mail: berlin@essenhyp.com

FRANKFURT AM MAIN
Westendstraße 19
60325 Frankfurt
Tel.: 0 69/17 20 65
E-Mail: frankfurt@essenhyp.com

HAMBURG
Fleethof – Stadthausbrücke 1
20355 Hamburg
Tel.: 0 40/32 52 43-00
Fax: 0 40/32 52 43-29
E-Mail: hamburg@essenhyp.com

MÜNCHEN
Romanstraße 43
80639 München
Tel.: 0 89/29 16 17-52
Fax: 0 89/29 16 17-54
E-Mail: muenchen@essenhyp.com

Repräsentanzen

BRÜSSEL
Rue de l'Amazone 2
Amazonestraat 2
1050 Brüssel
Belgien
Tel.: 00 32/2/5 34 95 95
Fax: 00 32/2/5 34 96 96
E-Mail: bruessel@essenhyp.com

LONDON
6th Floor
60 Gracechurch Street
London EC3V 0HR
Großbritannien
Tel.: 00 44/20/72 83 31 42
Fax: 00 44/20/72 83 26 49
E-Mail: london@essenhyp.com

NEW YORK
845 Third Avenue
6th Floor, Suite 632
New York, NY 10022
USA
Tel.: 001/646/290 5132
Fax: 001/646/290 5001
E-Mail: newyork@essenhyp.com

PARIS
9, avenue de Friedland
75008 Paris
Frankreich
Tel.: 00 33/1/42 25 25 30
Fax: 00 33/1/42 25 25 39
E-Mail: paris@essenhyp.com

Impressum

Herausgeber	Hypothekenbank in Essen AG, Essen
Gestaltung	vE&K Werbeagentur GmbH & Co. KG, Herthastraße 7, Essen
Fotos	Yavuz Arslan, Tilo Karl, Peter Wieler
Druck u. Verarbeitung	Buersche Druckerei Dr. Neufang KG, Gelsenkirchen

Der Geschäftsbericht liegt auch in englischer Sprache vor.

www.essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

Gildehofstraße 1 | 45127 Essen
Tel.: 02 01/81 35-0 | Fax: 02 01/81 35-200
info@essenhyp.com

ESSEN HYP

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Annual Reception 2007

Hypothekenbank in Essen AG presented its 2006 annual accounts on the occasion of its annual reception in the Zeche Zollverein. In addition to Hubert Schulte-Kemper, Chairman of the Board of Managing Directors, who presented the 2006 annual accounts, Dr. Eric Strutz, Member of the Supervisory Board of Hypothekenbank in Essen AG and CFO of Commerzbank, and Dr. Wolfgang Reiniger, Mayor of the City of Essen, showed their appreciation for the bank's performance in the past financial year. Following the presentation of the 2006 annual accounts Wolfgang Amadeus Mozart's opera 'The Abduction from the Seraglio' was staged in an abridged and modified version, adapted for Hypothekenbank in Essen AG.

▷ Impressions of our Annual Reception on March 21, 2007
▷ Press Release of Hypothekenbank in Essen AG on the 2006 Annual Accounts

Having been in the capital market business for 34 years, Hubert Schulte-Kemper announced that he will retire from business and resign from his position as the Chairman of the Board of Managing Directors at year-end 2007. Hubert Schulte-Kemper, co-founder of Essen Hyp and Chairman of the Board of Managing Directors since its foundation, shaped the development of Essen Hyp during the past 20 years. He will continue to be in close touch with 'his' bank as a member of the Advisory Council.

Having reached retirement age, Michael Fröhner will also resign from the Board of Managing Directors of Essen Hyp with effect from March 31, 2007.

▷ Press Release of Hypothekenbank in Essen AG as of March 21, 2007 on the changes within the Board of Managing Directors



Annual Report 2006

» www.essenhyp.de

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vdp-Pfandbrief Curve



» more

Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Mar 2007
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

On March 21, 2007 Hypothekenbank in Essen AG (Essen Hyp) presented its 2006 business results on the occasion of its traditional Annual Reception in the former coal mine Zeche Zollverein.

The printed version of our Annual Report 2006 will be available in May 2007.



Essen Hyp at the MIPIM 2007

As in the previous years, Essen Hyp will attend the MIPIM 2007 in Cannes. Please click **» here** for further information about where to find us and what we plan during the MIPIM.

▷ **Press Release of Hypothekenbank in Essen AG as of March 19, 2007 "MIPIM 2007 - A Great Success For Essen Hyp"**

▷ **Press Release of Hypothekenbank in Essen AG as of February 12, 2007 "First Benchmark Issue in 2007"**

▷ **Press Release of Hypothekenbank in Essen AG as of January 24, 2007 "20 years of Essen Hyp"**

International Real Estate Finance: Europe and North America



Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly

Current Financial and Economic Topics

United States: Interest rate commentary - back again as a U.S. growth optimist!

» more

Interest Rate Forecast Meeting

Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

» more

complex real estate business.
» more

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Investor Relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

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» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

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Investor Relations

Ratings and Analyses (as of: June 1, 2006)

Ratings	**S & P**	**Moody's**	**Fitch Ratings**
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1	AAA
Long-term counterparty rating	A- (outlook stable)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A2	not rated
- Subordinated Debt	BBB+	A3	not rated
Commercial Paper Program	A-2	P-1	not rated
Financial Strength	not rated	C	B/C

Rating Reports

▷ **Standard & Poor's** — **Bank Credit Report as of June 1, 2006** and **Research update as of July 12, 2005** and **Rating analysis as of Aug 31, 2004**.

▷ **Moody's** — **Rating Analysis as of June 2006** and **Press Release as of December 13, 2005.**

▷ **Fitch Ratings** — **Rating Analysis as of December 19, 2006**

(Acrobat Reader required. **Download Acrobat Reader**)

ESSEN HYP

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Investor relations

Interest Rate Forecast G3

**Economic and Interest Rate Outlook G3
for the United States, Euro Area, Japan May 2006**

My optimistic forecasts for the United States have once again proved true. The U.S. economy grew at a robust rate of 3.5% in the past year, in accordance with my expectations. My forecast that the Federal Reserve would raise its fed funds target rate without a pause up to 5.0% has already proved true as well. Special contentment after the long period of false bond yield forecasts, however, comes from the fact that U.S. long-term interest rates finally changed their direction upwards, as forecast by me. In my opinion, firstly this is mainly due to the market participants' declining doubts on the sustainability of the U.S. upswing. Secondly, the enticement for Japanese investors to search for yields in the U.S. inclined in the light of increased Japanese long-term interest rates. **» more (PDF)**

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vdp-Pfandbrief Curve



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Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Investor Relations

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: +49 201 8135 442 or e-mail to: **Dirk.Chlench@essenhyp.com**

- **Forecast meeting Feb 22, 2007**

- **Forecast meeting Sep 7, 2006**
- **Forecast meeting Mar 7, 2006**
- **Forecast meeting Nov 2, 2005**
- **Forecast meeting Jul 5, 2005**
- **Forecast meeting Mar 22, 2005**
- **Forecast meeting Nov 4, 2004**
- **Forecast meeting Jul 7, 2004**
- **Forecast meeting Mar 25, 2004**
- **Forecast meeting Nov 3, 2003**
- **Forecast meeting Mar 27, 2003**
- **Forecast meeting Nov 6, 2002**
- **Forecast meeting Aug 19, 2002**
- **Forecast meeting May 14, 2002**
- **Forecast meeting Feb 7, 2002**
- **Forecast meeting Oct 1, 2001**
- **Forecast meeting Jun 19, 2001**
- **Forecast meeting Jan 24, 2001**
- **Forecast meeting Nov 22, 2000**
- **Forecast meeting Sep 14, 2000**
- **Forecast meeting Jul 18, 2000**
- **Forecast meeting May 16, 2000**

» www.essenhyp.de
Search: [ ] go

vdp-Pfandbrief Curve



» more



Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

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Interest Rate Forecast Meeting on Feb 22, 2007

Results of the consensus survey

Forecast for the ECB main refi rate
Status as of Feb 22, 2007: 3.50%

	1st quarter of 2007	2nd quarter of 2007	3rd quarter of 2007	4th quarter of 2007	1st quarter of 2008
Consensus Forecast	3.75%	4.00%	4.00%	4.00%	4.00%
Highest Forecast	3.75%	4.00%	4.00%	4.00%	4.00%
Lowest Forecast	3.50%	3.75%	3.75%	3.75%	3.75%
as of Quarter-end					

Forecast for the 10-year *Pfandbrief* yields
Status as of Feb 22, 2007: 4.24%

	1st quarter of 2007	2nd quarter of 2007	3rd quarter of 2007	4th quarter of 2007	1st quarter of 2008
Consensus Forecast	4.30%	4.40%	4.50%	4.38%	4.30%
Highest Forecast	4.50%	4.60%	4.70%	5.00%	5.25%
Lowest Forecast	4.15%	4.00%	3.85%	3.70%	3.70%
as of Quarter-end					

Participants:

Thomas Homm, Bank im Bistum Essen, Essen
Bernd Bäume, Bankhaus Lampe, Düsseldorf
Erhard Rossig, Bergbau-Berufsgenossenschaft, Bochum
Dr. Arnd Verleger, Bank für Sozialwirtschaft AG, Köln

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Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Mario Kalupa, allinat-Bank AG, Essen
Michael Braun, Santander Consumer Bank AG, Mönchengladbach
Dirk Chlench, Hypothekenbank in Essen AG, Essen
Gernot Griebling, Landesbank Baden-Württemberg, Stuttgart
Timo Klein Global, Insight (Deutschland) GmbH, Frankfurt am Main
Erich Harbrecht, Deutsche Bundesbank, Frankfurt am Main
Dieter Thomaschowski, IRIC GmbH, Erkrath
Dr. Frank Brocks, Hypothekenbank in Essen AG, Essen
Dirk Schoppmeier, Sparkasse Essen, Essen
Jan Bottermann, National-Bank AG, Essen
Andreas Bayer, Hypothekenbank in Essen AG, Essen
Jens-Uwe Wächter, ekaBank, Frankfurt am Main
Sascha Harbecke, Gallinat-Bank AG, Essen
Dr. Gunar Lietz, IKB Deutsche Industriebank AG, Düsseldorf
Dr. Thomas Geer, Hypothekenbank in Essen AG (trustee), Essen
Birgit Figge, DZ Bank AG, Frankfurt am Main
Martin Hofbauer, Hypothekenbank in Essen AG, Essen
Matthias Preller, Landesbank Rheinland-Pfalz, Mainz

If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to:**Dirk.Chlench@essenhyp.com**

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Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics. We monitor economic and financial developments in the USA, the euro area and Japan. If you are interested in receving our articles automatically, please send us an **e-mail** and we will add your name to our mailing list.

Articles in 2006

- **United States: Interest rate commentary - back again as a U.S. growth optimist!** November 2006
- **Euro Area: bumpy road ahead!** July 2006

Articles in 2005

- **Germany: Job Relocation to Eastern Europe - Much Ado about Nothing!** May 2005
- **Germany: Will structural reforms push Germany into deflation?** January/February 2005

Articles in 2004

- **Germany: Irrational pessimism on bond markets?** November/ December 2004
- **How global savings glut could undermine global economic expansion?** September/ October 2004
- **United States: the return of inflation is a real threat!** July/August 2004
- **Germany: Are economists now too bearish about Germany?** May/June 2004
- **Japan: Third Time Lucky!** March/April 2004
- **US-Dollar: It's the economy - stupid!** January/February 2004

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Credit Research
Last update: Mar 2007
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Last update: Dec 2006
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Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Economic and Interest Rate Outlook G3
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Articles in 2003

- **Rare Gems** November/December 2003
- **Japan hands the wooden spoon to Germany!** September/October 2003
- **World: A global economic upturn is underway!** July/August 2003
- **Germany: Glimmer of hope for an economic revival!** May/June 2003
- **Germany/Europe: Build up anti-cyclical stock positions** March/April 2003
- **USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003?** January/February 2003

Articles in 2002

- **USA: The last ray of hope for the world economy** November/December, 2002
- **Germany: From powerhouse to poorhouse of Western Europe?** September/October, 2002
- **USA: The U.S. consumers are well alive and kicking!** July/August, 2002
- **World:Real interest rates and funding conditions** May/June 2002
- **Euro area: Markets will once again beat economists on ECB rates!** March/April 2002
- **USA: Don't bet on a double dip in the United States!** January/February 2002

Articles in 2001

- **World: Will the New Economy Continue?** November/December 2001
- **USA: We definitely continue to believe in a V-shaped recovery** September/Oktober 2001
- **Germany: Searching for the trough of the business cycle** July/August 2001
- **USA: The most recent rise in bond prices is just a pause in a bear market** May/June 2001
- **Japan: A brief review of the recent BOJ monetary policy** March/April 2001
- **USA: U.S. economic slowdown will only lead to a short-term dollar weakening** January/February 2001

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Articles in 2000

- **Euro area: "New Economy" in the euro area will lead to a Euro rebound** November/December 2000
- **Japan: Will the Recovery result in an ongoing strong expansion?** September/October 2000
- **USA: A flexible labor market is the key issue for a bull market.** July/August 2000
- **Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market?** May/June 2000
- **USA: Overvalued US stock market - so what?** March/April 2000
- **Germany: The return of inflation?** January/February 2000

Articles in 1999

- **World: The role of asset prices in US Fed and ESCB monetary policy** December 99
- **World: Some Thoughts on the 'liquidity' argument** November 1999
- **USA: Inflation-led interest rate fears - and rightly so?** October 1999
- **USA: Don't stay long in bonds** September 1999
- **Euro area: A review of the first six months of the euro currency** August 1999
- **USA: Do we get a bear market like in 1994 ?** July 1999
- **USA: Real Wages versus Unemployment Rate** June 1999
- **Germany: Consumer Price Inflation Forecast for 1999/2000** May 1999
- **Euro Area: Implied inflation expectations** April 1999
- **Euro Area: Real 3-month interest rates** March 1999
- **USA: Personal savings rate** February 1999

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ESSEN HYP

Investor relations

Presentation

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our **Glossary**.

The power point presentation is available for **download here**.

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Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in *these meetings and discuss* the future interest rate and economic development.
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Overview

Pfandbrief Act

- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**
- **Archive**

Public-sector Loans

Breakdown of public-sector cover pool
- **by rating**
- **by borrowers and regions**
- **by countries**
- **by risk weighting**

Cover pool at market value
- **Development/ Stress scenario**

- **Surplus cover**

Breakdown of new lending commitments
- **by rating**
- **by borrowers and regions**
- **by countries**
- **by risk weighting**

Risk Management

- **Risk Report**
- **Value at risk**
- **Worst case scenario**
- **Grundsatz I**
- **Grundsatz II**

Derivatives

- **Counterparty ratings**
- **Yield curve distribution**

Ratings

- **Overview of ratings**

Code of Conduct

- **Outline**

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- **by rating**
- **by borrowers**
- **by countries**
- **by risk weighting**

Breakdown of new lending commitments (public-sector)
- **by rating**
- **by borrowers**
- **by countries**
- **by risk weighting**

Mortgage Loans

Breakdown of mortgage portfolio
- **Domestic loans by type of property, region and LTV**
- **Foreign loans by type of property, country and LTV**

Cover pool at market value
- **Development/ Stress scenario**

- **Surplus cover**

Breakdown of non-cover loans
- **Loans with a LTV > 60%**

Breakdown of new lending commitments
- **Domestic loans by type of property, region and LTV**
- **Foreign loans by type of property, country and LTV**

Rated by IFR Crystal Clear

All figures are updated periodically (see **overview of updates**).

Information contained herein is subject to completion and amendment. It should not be relied upon as a basis for investment decisions. EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

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Overview of updates

Subject	Update period	Last update
Pfandbrief Act		
Section 28 (1) (1-3) PfandBG	quarterly	03.2007
Section 28 (2) (1a) PfandBG	quarterly	03.2007
Section 28 (2) (1b,c) PfandBG	quarterly	03.2007
Section 28 (2) (2) PfandBG	quarterly	03.2007
Section 28 (3) (1) PfandBG	quarterly	03.2007
Section 28 (3) (2) PfandBG	quarterly	03.2007
Archive	quarterly	12.2006
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	03.2007
by borrowers and regions	monthly	03.2007
by countries	monthly	03.2007
by risk weighting	monthly	03.2007
Cover pool at market value		
Development/ Stress scenario	monthly	03.2007
Surplus cover	monthly	03.2007
Breakdown of new lending commitments		
by rating	monthly	03.2007
by borrowers and regions	monthly	03.2007

by countries	monthly	03.2007
by risk weighting	monthly	03.2007
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	03.2007
by borrowers and regions	monthly	03.2007
by countries	monthly	03.2007
by risk weighting	monthly	03.2007
Breakdown of new lending commitments		
by rating	monthly	03.2007
by borrowers and regions	monthly	03.2007
by countries	monthly	03.2007
by risk weighting	monthly	03.2007
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	03.2007
foreign loans by type of property, country and LTV	quarterly	03.2007
Cover pool at market value		
Development/ Stress scenario	monthly	03.2007
Surplus cover	monthly	03.2007
Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	03.2007
Breakdown of new lending commitments		
domestic loans by type of property,		

region and LTV	quarterly	03.2007
foreign loans by type of property, country and LTV	quarterly	03.2007
Derivatives		
Counterparty ratings	monthly	03.2007
Yield curve distribution	monthly	03.2007
Risk Management		
Value-at-risk	monthly	03.2007
Worst-case scenario	monthly	03.2007
Grundsatz I	monthly	03.2007
Grundsatz II	monthly	03.2007

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Pfandbrief Act

Section 28 (1) (1-3) PfandBG

in EUR m

a) Total amount outstanding	Nominal value		Present value		Risk-adjusted present value	
	Mar 31, 2007	Mar 31, 2006	Mar 31, 2007	Mar 31, 2006	Mar 31, 2007	Mar 31, 2006
Mortgage Pfandbriefe	4,548.2	4,491.7	4,485.3	4,484.6	4,320.6	4,372.1
Cover assets	4,843.8	4,886.0	5,361.6	5,150.9	5,186.1	4,884.9
of which: derivatives	-	-	-	-		-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	430.0	420.0	490.7	513.2	426.1	469.4
of which: further cover assets	-	-	-	-	-	-
Surplus cover	295.6	394.3	876.3	666.3	865.5	512.8

in EUR m

Supplementary to a): Maturity structure (remaining time to maturity)	Mar 31, 2007				Mar 31, 2006			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 years	>1 year <=5 years	>5 years <=10 years	>10 years
Mortgage Pfandbriefe	906.3	2,098.2	1,270.6	273.0	1,642.5	1,876.4	928.8	44.0
Cover assets	349.8	1,199.6	2,552.0	742.3	412.2	803.2	2,811.8	858.7
of which: additional cover*	-	-	-	430.0	-	45.0	-	375.0

in EUR m

b) Total amount	Nominal value	Present value	Risk-adjusted present

outstanding					value	
	Mar 31, 2007	**Mar 31, 2006**	**Mar 31, 2007**	**Mar 31, 2006**	**Mar 31, 2007**	**Mar 31, 2006**
Public-sector Pfandbriefe / liabilities derivates	72,717.3	60,419.4	71,350.6	59,816.7	69,552.6	58,217.3
of which: derivatives	9.3	-	9.3	-	18.7	-
of which: derivatives (%)	0.0	-	0.0	-	0.0	-
Cover assets	75,174.6	62,438.4	75,574.6	64,298.9	73,335.2	62,005.7
of which: derivatives	-	-	-	-	-	-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	7,034.2	3,242.9	6,703.3	3,262.0	6,512.6	3,188.2
of which: further cover assets	-	-	-	-	-	-
deduction: currency scenario	-	-	-	-	87.9	125.8
Surplus cover	2,457.3	2,019.0	4,224.0	4,482.2	3,694.7	3,662.6

in EUR m

Supplementary to b): Maturity structure (remaning time to maturity)	**Mar 31, 2007**				**Mar 31, 2006**			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years
Public-sector Pfandbriefe / liabilities derivates	15,198.3	44,853.4	9,474.5	3,191.1	10,098.2	44,884.3	4,385.6	1,051.3
of which: derivatives	-	9.3	-	-	-	-	-	-
Cover assets	20,373.8	24,377.7	20,542.5	9,880.6	8,020.5	24,816.2	23,718.4	5,883.4
of which: additional cover*	-	1,096.5	4,471.8	1,465.9	-	1,023.1	2,169.7	50.0
of which: further cover assets	-	-	-	-	-	-	-	-

*securities issued by other borrowers

The calculation of the risk-adjusted present value is based on the dynamic approach.

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Pfandbrief Act

Section 28 (2) (1a) PfandBG

Breakdown of the total amount of mortgage loans serving as cover as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG) by loan size in accordance with **Section 28 (2) (1a)** of the PfandBG. All mortgage loans are stated at their nominal value. This overview is updated quarterly.

in EUR m

	Mar 31, 2007	**Mar 31, 2006**
<= € 300,000	3,333.4	3,206.9
> € 300,000 - € 5,000,000	370.6	428.4
> € 5,000,000	709.8	830.6
Total amount	4,413.8	4,465.9

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Pfandbrief Act

Section 28 (2) (1b and c) PfandBG

Breakdown of mortgage loans serving as cover by countries in which the properties are located and by types of use

in EUR m

	Mortgage loans serving as cover			
	Mar 31, 2007		**Mar 31, 2006**	
	Commercial	**Residential**	**Commercial**	**Residential**
Germany				
Condominiums	-	667.1	-	647.8
Detached and semi-detached houses	-	2,546.6	-	2,446.3
Apartment buildings	-	348.0	-	439.8
Office	301.7	-	389.2	-
Retail	244.4	-	247.4	-
Industrial	68.2	-	53.3	-
Other commercial properties	67.4	-	92.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Germany	**681.6**	**3,561.7**	**781.9**	**3,533.8**

in EUR m

	Mortgage loans serving as cover			
	Mar 31, 2007		**Mar 31, 2006**	
	Commercial	**Residential**	**Commercial**	**Residential**
England				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0

Apartment buildings	-	0.0	-	0.0
Office	69.9	-	57.5	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total England	**69.9**	**0.0**	**57.5**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Mar 31, 2007		Mar 31, 2006	
	Commercial	Residential	Commercial	Residential
Belgium				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.5	-	0.5
Office	0.0	-	1.0	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Belgium	**0.0**	**0.5**	**1.0**	**0.5**

in EUR m

	Mortgage loans serving as cover			
	Mar 31, 2007		Mar 31, 2006	
	Commercial	Residential	Commercial	Residential
France				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0

Office	32.2	-	42.2	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	19.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total France	**51.2**	**0.0**	**42.2**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Mar 31, 2007		Mar 31, 2006	
	Commercial	**Residential**	**Commercial**	**Residential**
The Netherlands				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0
Office	48.9	-	49.2	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total The Netherlands	**48.9**	**0.0**	**49.2**	**0.0**
Total	**851.6**	**3,562.2**	**931.7**	**3,534.3**

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Pfandbrief Act

Section 28 (2) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the mortgage loans serving as cover for mortgage Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by countries and updated quarterly **(Section 28 (2) (2) PfandBG).**

in EUR m

Total amount of payments in arrears for more than 90 days	**Mar 31, 2007**	**Mar 31, 2006**
Germany	0,00	0,00
Total	0,00	0,00

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Pfandbrief Act

Section 28 (3) (1) PfandBG

Assets serving as cover for the public-sector Pfandbriefe outstanding (in accordance with Section 28 (1) (1) of the German Pfandbrief Act (PfandBG)). The figures are broken down by the countries in which the borrowers are domiciled and show the nominal value of the cover assets broken down by borrower types (in accordance with **Section 28 (3) (1) PfandBG**).

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Austria		
Government	-	51.1
Regional authorities	123.1	-
Local authorities	-	-
Other borrowers	1,715.5	1,311.6
Total	1,838.6	1,362.7

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Belgium		
Government	-	28.6
Regional authorities	-	-
Local authorities	-	-
Other borrowers	115.0	90.0
Total	115.0	118.6

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Canada		

Government	-	-
Regional authorities	480.0	454.4
Local authorities	-	-
Other borrowers	396.9	225.3
Total	876.9	679.7

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Cyprus		
Government	99.5	99.5
Regional authorities	-	-
Local authorities	-	-
Other borrowers	-	-
Total	99.5	99.5

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Czech Republic		
Government	124.6	238.0
Regional authorities	-	-
Local authorities	-	49.1
Other borrowers	-	12.4
Total	124.6	299.5

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Denmark		
Government	-	-
Regional authorities	-	-
Local authorities	-	-
Other borrowers	166.0	79.0
Total	166.0	79.0

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Finland		
Government	51.1	51.1
Regional authorities	-	-
Local authorities	-	-
Other borrowers	119.0	74.0
Total	170.1	125.1

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
France		
Government	2.5	2.5
Regional authorities	-	-
Local authorities	9.6	12.8
Other borrowers	1,087.5	819.0
Total	1,099.6	834.3

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Germany		
Government	6,163.0	2,654.4
Regional authorities	27,873.4	24,304.8
Local authorities	2,070.7	2,626.6
Other borrowers	18,972.7	20,389.4
Total	55,079.8	49,975.2

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Great Britain		
Government	-	-
Regional authorities	-	-

Local authorities	118.3	-
Other borrowers	913.0	331.0
Total	1,101.3	331.0

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Greece		
Government	807.5	52.5
Regional authorities	-	-
Local authorities	-	-
Other borrowers	35.0	35.0
Total	842.5	87.5

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Hungary		
Government	220.0	548.0
Regional authorities	-	-
Local authorities	-	-
Other borrowers	50.0	50.0
Total	270.0	598.0

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Iceland		
Government	-	-
Regional authorities	-	-
Local authorities	-	-
Other borrowers	250.6	193.1
Total	250.6	193.1

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**

Ireland		
Government	-	-
Regional authorities	-	-
Local authorities	-	-
Other borrowers	234.7	95.0
Total	234.7	95.0

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Italy		
Government	1,579.1	-
Regional authorities	1,086.5	389.6
Local authorities	340.9	194.5
Other borrowers	-	375.0
Total	3,006.5	959.1

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Japan		
Government	-	375.9
Regional authorities	87.0	62.0
Local authorities	-	-
Other borrowers	-	-
Total	87.0	437.9

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Latvia		
Government	-	45.0
Regional authorities	-	-
Local authorities	-	-
Other borrowers	-	-
Total	-	45.0

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Lithuania		
Government		39.0
Regional authorities	-	-
Local authorities	-	-
Other borrowers	-	-
Total	-	39.0

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Luxembourg		
Government	-	-
Regional authorities	-	-
Local authorities	-	-
Other borrowers	201.2	120.0
Total	201.2	120.0

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Norway		
Government	-	-
Regional authorities	-	-
Local authorities	-	-
Other borrowers	130.0	95.0
Total	130.0	95.0

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Poland		
Government	515.3	640.0
Regional authorities	-	-

Local authorities	-	-
Other borrowers	-	-
Total	515.3	640.0

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Portugal		
Government	980.0	442.4
Regional authorities	-	-
Local authorities	-	-
Other borrowers	-	-
Total	980.0	442.4

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Slovak Republic		
Government	212.5	297.5
Regional authorities	-	-
Local authorities	-	-
Other borrowers	-	-
Total	212.5	297.5

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Slovenia		
Government	142.9	54.1
Regional authorities	-	-
Local authorities	-	-
Other borrowers	-	-
Total	142.9	54.1

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**

Spain		
Government	-	-
Regional authorities	1,823.8	1,844.0
Local authorities	10.0	-
Other borrowers	2,607.4	1,147.6
Total	4,441.2	2,991.6

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Sweden		
Government	-	-
Regional authorities	-	-
Local authorities	302.2	145.3
Other borrowers	-	-
Total	302.2	145.3

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Switzerland		
Government	-	-
Regional authorities	264.7	215.2
Local authorities	83.7	22.7
Other borrowers	225.0	-
Total	573.4	237.9

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
The Netherlands		
Government	-	-
Regional authorities	-	-
Local authorities	60.9	3.8
Other borrowers	483.5	361.0
Total	544.4	364.8

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
United Staates		
Government	-	86.7
Regional authorities	339.9	244.5
Local authorities	703.3	140.6
Other borrowers	669.0	218.8
Total	1,712.2	690.6

	Assets serving as cover in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Others		
Government	-	-
Regional authorities	-	-
Local authorities	-	-
Other borrowers	56.6	-
Total	56.6	-
Total amount	75,174.6	62,438.4

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Pfandbrief Act

Section 28 (3) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the public-sector loans serving as cover for public-sector Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by regions and updated quarterly **(Section 28 (3) (2) PfandBG).**

	Total amount of payments in arrears for more than 90 days in EUR m	
	Mar 31, 2007	**Mar 31, 2006**
Country		
Government	0,00	0,00
Regional authorities	0,00	0,00
Local authorities	0,00	0,00
Other borrowers	0,00	0,00
Total	**0,00**	**0,00**

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Pfandbrief Act

Archive

This is where we file the quarterly information which we publish in accordance with Section 28 of the German Pfandbrief Act (PfandBG). Accordingly, investors can compare the current data to the figures from the previous quarters.

December 31, 2006
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

September 30, 2006
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

June 30, 2006
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

March 31, 2006
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**

- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

December 31, 2005

- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

ESSEN HYP

Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch	31.03.2007

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	28,266	37.61
AA+ / Aa1 / AA+	6,435	8.56
AA / Aa2 / AA	5,429	7.22
AA- / Aa3 / AA-	13,510	17.97
A+ / A1 / A+	6,632	8.82
A / A2/ A	3,048	4.05
A- / A3 / A-	1,103	1.47
BBB+ / Baa1 / BBB+	277	0.37
BBB / Baa2 / BBB	93	0.12
Without rating *	10,382	13.81
Total	**75,175**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	5,613	7.47
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,016	5.34

Loans within the EU (public-sector banks, EU member states,

regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	510	0.68
Others	243	0.32
Total	**10,382**	**13.81**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 75,175 m

Information as permitted by banking confidentiality. 31.03.2007

Please click on the different parts of the pie chart for further information.


Foreign territorial authorities and institutions governed by public law
26.73%
Credit institutions governed by public law and savings banks
12.78%
5.53%
Public-sector credit institutions with special tasks (risk weighting of 0)
9.69%
45.27%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities

by borrowers	**in Euro m**	**in %**
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)	34,037	45.27
Towns and municipalities, municipal special purpose associations,		

non-profit organizations and loans guaranteed by municipal authorities	4,157	5.53
Public-sector credit institutions with special tasks (risk weighting of 0)	7,283	9.69
Credit institutions governed by public law and savings banks	9,604	12.78
Foreign territorial authorities and institutions governed by public law	20,094	26.73
Total	**75,175**	**100.00**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 75,175 m

Information as permitted by banking confidentiality.	31.03.2007
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	4,741
Federal Government's Special Fund	1,422
Laender (individual German Federal States)	27,874
Total	**34,037**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 75,175 m

Information as permitted by banking confidentiality.	31.03.2007
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	224
Bavaria	229
Berlin	0
Brandenburg	0
Bremen	105
Hamburg	510
Hesse	170
Lower Saxony	871
Mecklenburg-Western Pomerania	25
North Rhine-Westphalia	1,214
Rhineland-Palatinate	116
Saarland	76
Saxony	1
Saxony-Anhalt	1
Schleswig-Holstein	589
Thuringia	26
Total	**4,157**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 75,175 m

Information as permitted by banking confidentiality.	31.03.2007
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	7,283
Total	**7,283**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 75,175 m

Information as permitted by banking confidentiality.	31.03.2007
Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks/ financial institution	4,630
Savings banks in	**in Euro m**
Baden-Wuerttemberg	1,069
Bavaria	55
Bremen	35
Hamburg	105
Hesse	227
Lower Saxony	525
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	2,373
Rhineland-Palatinate	101
Saarland	0
Saxony	25
Schleswig-Holstein	390
Mortgage loans guaranteed by the public-sector	14
Total	**9,604**

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ESSEN HYP

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 75,175 m

Information as permitted by banking confidentiality.	31.03.2007
Loans within EU	**in Euro m**
Public-sector banks in EU member states	6,470
EU member states	4,714
EU regional governments	3,033
EU member states, cities and municipalities	912
Loans guaranteed by EU member states	1,192
EU institutions	81
Subtotal	**16,402**
Other Foreign Loans	**in Euro m**
Public-sector banks	1,303
States	0
Regional governments	1,171
cities and municipalities	787
Loans guaranteed by foreign states	431
Subtotal	3,692
Total	**20,094**

ESSEN HYP

Public-sector loans

Breakdown of cover pool by countries

	31.03.2007	
by countries	**in Euro m**	**in %**
Austria	1,839	2.45
Belgium	115	0.15
Canada	877	1.17
Cyprus	100	0.13
Czech Republic	124	0.16
Denmark	166	0.22
Finland	170	0.23
France	1,100	1.46
Germany	55,080	73.27
Great Britain	1,101	1.46
Greece	842	1.12
Hungary	270	0.36
Iceland	251	0.33
Ireland	235	0.31
Italy	3,007	4.00
Latvia	0	0.00
Lithunia	0	0.00
Luxembourg	201	0.27
Norway	130	0.17
Poland	515	0.69
Portugal	980	1.30
Slovak Republic	213	0.28

Slovenia	143	0.19
Spain	4,441	5.92
Sweden	302	0.40
Switzerland	573	0.76
The Netherlands	544	0.72
The United States	1,712	2.29
Others	144	0.19
Total	**75,175**	**100.00**

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Public-sector loans

Breakdown of cover pool by risk weighting

31.03.2007

Risk weighting	in Euro m	in %
0%	53,573	71.27
10%	1,400	1.86
20%	20,202	26.87
100%	0	0.00
Total	**75,175**	**100.00**

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Public-sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus co in % in tl case of fall yields
31.03.2007	75,574.62	71,350.59	4,224.03	5.92	3,694.72	5.31	4,802.82	6.56
28.02.2007	75,841.21	71,655.45	4,185.76	5.84	3,511.98	5.03	4,933.20	6.70
31.01.2007	76,499.57	72,813.67	3,685.90	5.06	2,947.21	4.15	4,483.12	6.00
31.12.2006	77,318.59	73,086.08	4,232.51	5.79	3,578.37	5.02	4,910.79	6.54
30.11.2006	76,996.74	72,519.08	4,477.66	6.17	3,649.22	5.16	5,398.60	7.25
31.10.2006	75,323.29	71,282.12	4,041.17	5.67	3,053.33	4.39	5,246.35	7.18
30.09.2006	72,575.12	67,724.77	4,850.35	7.16	3,798.24	5.75	6,130.16	8.82
31.08.2006	69,812.84	65,862.85	3,949.99	6.00	2,936.87	4.57	5,195.37	7.69
31.07.2006	69,173.31	65,500.19	3,673.12	5.61	2,760.76	4.32	4,791.91	7.13
30.06.2006	67,581.61	63,727.44	3,854.17	6.05	3,161.51	5.09	4,667.92	7.14
31.05.2006	67,141.31	62,666.43	4,474.88	7.14	3,538.58	5.80	5,597.92	8.70
30.04.2006	65,277.48	61,164.14	4,113.34	6.73	3,275.96	5.51	5,057.34	8.03
31.03.2006	64,298.86	59,816.66	4,482.20	7.49	3,662.65	6.29	5,311.48	8.64
28.02.2006	64,272.59	58,886.18	5,386.41	9.15	4,501.30	7.85	6,060.05	10.02
31.01.2006	63,576.51	59,431.23	4,145.28	6.97	3,241.77	5.59	4,739.66	7.77

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ESSEN HYP

Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31/03/2007	72,717.31	75,174.61	2,457.30	3.40	300.90	0.40	3.80
28/02/2007	73,061.94	75,185.79	2,123.85	2.90	279.10	0.4	3.3
31/01/2007	74,397.23	76,062.10	1,664.87	2.2	336.40	0.5	2.7
31/12/2006	74,523.60	76,568.35	2,044.75	2.7	231.30	0.3	3.0
30/11/2006	73,499.78	75,497.78	1,998.00	2.70	390.20	0.50	3.70
31/10/2006	72,075.49	73,652.55	1,577.06	2.2	833.20	1.20	3.4
30/09/2006	68,536.00	70,929.00	2,393.0	3.5	804.30	1.2	4.7
31/08/2006	66,732.00	68,381.00	1,649.00	2.5	296.30	0.4	2.9
31/07/2006	66,517.00	68,051.00	1,534.00	2.3	190.80	0.3	2.6
30/06/2006	64,932.05	66,673.25	1,741.20	2.7	142.70	0.2	2.9
31/05/2006	63,572.00	65,542.00	1,970.00	3.1	398.40	0.6	3.7
30/04/2006	62,103.00	63,822.00	1,719.00	2.8	536.60	0.9	3.7
31/03/2006	60,439.00	62,494.00	2,055.00	3.4	357.80	0.6	4.0
28/02/2006	59,013.00	61,687.00	2,674.00	4.5	281.80	0.5	5.0
31/01/2006	59,483.00	60,996.00	1,513.00	2.5	486.30	0.8	3.3

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch — 31.03.2007

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	2,901	32.44
AA+ / Aa1 / AA+	1,046	11.70
AA / Aa2 / AA	1,210	13.53
AA- / Aa3 / AA-	792	8.86
A+ / A1 / A+	949	10.61
A / A2/ A	1,214	13.58
A- / A3 / A-	302	3.38
BBB+ / Baa1 / BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
Without rating *	528	5.90
Total	**8,942**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	245	2.74
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	250	2.79
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	33	0.37
Others	0	0.00

Total	**528**	**5.90**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. 31.03.2007

Please click on the different parts of the pie chart for further information.


Credit institutions governed by public law and savings banks
2.87%
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
2.44%
33.91%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
43.33%
Foreign territorial authorities and institutions governed by public law
Public-sector credit institutions with special tasks (risk weighting of 0)
17.45%

by borrowers	in Euro m	in %
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	3,032	33.91
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	218	2.44

Public-sector credit institutions with special tasks (risk weighting of 0)	1,560	17.45
Credit institutions governed by public law and savings banks	257	2.87
Foreign territorial authorities and institutions governed by public law	3,875	43.33
Total	**8,942**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.03.2007
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	398
Federal Government's Special Fund	0
Laender (Individual German Federal States)	2,634
Total	**3,032**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.03.2007
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	0
Bavaria	1
Berlin	0
Brandenburg	0
Bremen	0
Hamburg	0
Hesse	16
Lower Saxony	0
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	1
Rhineland-Palatinate	0
Saarland	0
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	200
Thuringia	0
Total	**218**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.03.2007
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	1,560
Total	**1,560**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality. 31.03.2007

Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks and Private banks/ financial institution	67

Savings banks in	**in Euro m**
Baden-Wuerttemberg	0
Bremen	0
Bavaria	0
Hamburg	0
Hesse	0
Lower Saxony	0
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	130
Rhineland-Palatinate	0
Saxony	25
Schleswig-Holstein	35
Total	**257**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	31.03.2007
Loans within EU	**in Euro m**
Public-sector banks in EU member states	2,492
EU member states	112
EU regional governments	99
EU member states, cities and municipalities	0
Loans guaranteed by EU member states	28
EU institutions	0
Subtotal	**2,731**
Other Foreign Loans	**in Euro m**
Public-sector banks	814
States	6
Regional governments	196
Foreign member states, cities and municipalities	126
Loans guaranteed by foreign states	2
Subtotal	1,144
Total	**3,875**

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Public-sector loans - Breakdown of new lending commitments

by countries

		31.03.2007
by countries	**in Euro m**	**in %**
Austria	923	10.32
Belgium	75	0.84
Canada	275	3.08
Cyprus	0	0.00
Czech Republic	0	0.00
Denmark	134	1.50
Estonia	0	0.00
Finland	5	0.06
France	34	0.38
Great Britain	97	1.08
Germany	5,068	56.68
Greece	28	0.31
Hungary	0	0.00
Iceland	0	0.00
Ireland	273	3.05
Italy	140	1.57
Latvia	0	0.00
Lithunia	0	0.00
Luxembourg	0	0.00
Norway	97	1.08
Poland	0	0.00
Portugal	0	0.00

Slovak Republic	0	0.00
Slovenia	0	0.00
Spain	900	10.06
Sweden	0	0.00
Switzerland	217	2.43
The Netherlands	121	1.35
The United States	456	5.10
Others	99	1.11
Total	**8,942**	**100.00**

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ESSEN HYP

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Public-sector loans - Breakdown of new lending commitments

by risk weighting

31.03.2007

Risk weighting	in Euro m	in %
0%	5,027	56.21
10%	420	4.70
20%	3,495	39.09
Total	**8,942**	**100.00**

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Credit Research

Risk Report

Risk management

The identification, quantification, aggregation and management of all relevant risks is pivotal for ensuring an efficient risk management and optimizing the allocation of capital to the bank's different business units in accordance with risk-return considerations. Risk management at Essen Hyp is governed by risk guidelines and appropriate organizational structures, as well as by measuring and monitoring methods which are geared towards the bank's business activities.

Risk management principles and organization

The risk management policies of Essen Hyp have been decided by its Board of Managing Directors in accordance with the Commerzbank Group's guidelines. Essen Hyp has an efficient system of risk management and control, which is constantly being refined with a view to the future. We have been closely cooperating with our parent company, the Commerzbank AG, in the field of risk controlling for years. This cooperation includes, in particular, the submission of daily reports on balance sheet and off-balance sheet items, as well as the reporting of credit and market risks to our parent company. The aim is to ensure uniform risk management and controlling throughout the Group. Essen Hyp makes use of state-of-the-art risk measurement and management tools, given that this is pivotal for professional and active risk management and controlling.

According to the general guidelines agreed upon by the Board of Managing Directors risks may only be taken within a predefined risk framework while complying with applicable law. The Board of Managing Directors has established a system of risk limits, including a stop loss limit, taking into account the amount of available capital and the bank's earnings performance, as well as the risk management requirements of the Group as a whole.

Any changes relating to limits and limit systems require the approval of the Commerzbank's Central Risk Control Unit (ZRC) prior to a decision by our Supervisory Board and our Risk Committee. In addition to our own calculations, we receive continued feedback regarding our risk positions from ZRC because Essen Hyp is integrated into the Commerzbank's daily reporting system. This helps us to further validate our risk models. In 2005 our risk management was linked even closer to that of the Commerzbank AG. We have nearly completed a separate project on the uniform calculation and presentation of liquidity risks throughout the Group and will be able to establish limits in the first quarter of 2006. Furthermore, we calculate both overall market risk figures and specific market risk figures on a daily basis.

To further improve process reliability, Essen Hyp launched a project to generate the gap report directly from its

front-end system ATLAS as early as 2003. This required substantial restructuring, which was completed in 2004. Based on this new mode of calculation we started an additional project in 2005, which aims at directly calculating risk figures on the basis of the data provided by our front-end system Front Arena. This will ensure maximum accuracy and data security when calculating these figures. In addition, this will allow us to further refine and differentiate risk measurement, include additional scenario analyses and stress tests, simplify procedures and enhance the analysis of risk sensivities. We plan to fully implement this project in the first quarter of 2006. In the period under review we started to use economic capital as the basis for our risk management and performance measurement. This was done in coordination with our parent company. Economic capital is defined as the amount of capital which, by assuming a given probability, will be needed to cover unexpected losses from risk positions during a certain period of time. Economic capital does not mean that the amount in question is actually available. Instead, the term relates to the amount of capital which will be needed in view of the given risks. These risks, including for instance, credit risk, market risk, operational risk and business risk, are calculated by using the so-called value at risk (VaR) approach. VaR is defined as the maximum loss in value a portfolio could suffer by assuming a given probability (confidence level) during a given holding period. Correlation effects which may occur within the Group are taken into account.

Essen Hyp has a sophisticated risk monitoring system in place. This risk monitoring system is described in detail in several organizational manuals which are available in electronic form. These manuals have been summarized in a generic description of the systematics, which is meant as an overall reference. The following table shows the most important risk control and risk management tasks and their assignment to organizational units:

Management of market and liquidity risk	
Management of interest rate, liquidity and currency risk	Treasury Department, Bank Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Review transactions with regard to market value and plausibility	Market Conformity Checking Section
Risk reporting	Controlling Department, Market Conformity Checking Section
Management of credit and counterparty risk	
Public-sector borrowers, credit institutions governed by private law and companies	Treasury Department, Credit Research Department
Credit quality research (public-sector lending)	Credit Research Department
Credit quality research (real estate finance)	Real Estate Finance Department – Transaction Management, Credit Research Department
Monitoring of compliance with credit limits	Market Conformity Checking Section, Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department, Legal Department, Foreclosure Department

Proposals for an appropriate risk provision for non-performing mortgage loans	Real Estate Finance Department – Transaction Management, Mortgage Lending Risk Management Department, Foreclosure Department
Risk reporting	Bank Management Department, Credit Research Department, Mortgage Lending Risk Management Department, Market Conformity Checking Section
Management of operational risk	
Introduction of new products	Task Force 'New Products'
Legal risks	Legal Department; External lawyers if necessary
Modification of the legal framework	Project team comprising staff from the organizational units concerned
Personnel issues	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk categories
Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes which might cause adverse deviations from the bank's projections in terms of assets, financial situation and earnings performance. Market, liquidity, credit and counterparty risk, as well as operational risk are the most important risk categories for Essen Hyp.

- Market risk means the danger of losses resulting from adverse changes in market prices or priceinfluencing parameters. Interest rate risk and specific market risk, i.e. credit spread risk, are the most important risk categories for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Adequate hedging transactions eliminate currency risk.

- Credit and counterparty risk is the risk of losses due to the partial or total default and/or the deterioration in credit quality of any of our business partners. In addition to traditional credit risk, country and issuer risk are also covered by this category.

- Operational risk is defined as the danger of losses resulting from inadequate or defective internal processes and systems, human or technical failures, or from external events. Legal risk resulting from changes in the legal framework, legal actions or contracts is also included in our definition of operational risk.

- Business risk is defined as unexpected losses due to revenue (especially commission) and costs deviating negatively from the budgeted figures. Business risk is influenced both by business strategy and the bank's internal planning process, as well as by changed overall conditions, such as market environment, customers' behavior or technological developments.

- Liquidity risk means that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or not at all, or that due to market disturbances or an insufficient market depth, trades either cannot be closed or processed, or if so only with losses.

Basel II will require the first three types of risk to be covered by regulatory capital. In addition, the other risk categories will have to be monitored in connection with Basel II (pillar II) and the adopted Minimum Requirements for Risk Management (MaRisk).

Risk management under two different accounting standards

Hypothekenbank in Essen AG prepares its annual accounts in accordance with the provisions of the German Commercial Code (HGB). However, as the consolidated annual accounts of the Commerzbank AG are prepared pursuant to the International Accounting Standards/the International Financing Reporting Standards (IAS/IFRS), we are in addition required to compile annual accounts in accordance with IAS/IFRS. In contrast to German commercial law, risk management under IAS/IFRS rather focuses on market values. Accordingly, all financial instruments traded in an active market as defined by IAS 39 are reported at market value because the Commerzbank Group does not use the category 'held to maturity'. Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to the partial reporting at market value (the so-called 'mixed model') we were required to split our interest rate book into different portfolios for bank management purposes. This enables us to manage and keep potential effects on our balance sheet under IAS/IFRS within the scope of predefined limits. We measure our performance under IAS/IFRS on a daily basis in order to show the potential effects of asset and liability management measures.

Risk monitoring

Market risk.The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis. The gap report shows the mismatches per month. We use present value figures to measure and quantify the risks deriving from gap positions in the case of interest rate fluctuations. The required arbitragefree zero-coupon discount factors are calculated daily on the basis of the swap or EURIBOR curve. Using these discount factors, the cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step, the actual cash flows are discounted by using discount factors which are calculated by assuming certain simulated market price changes and a holding period of one business day. These simulated market price changes are based on the historical interest rates of the past 255 trading days. We then revaluate our current portfolio by applying each of the calculated 254 market scenarios. The maximum change in value of our interest rate book is calculated by assuming a one-sided confidence level of 97.5%. The VaR of the entire interest rate

book describes the bank's aggregate market risk.

The reliability of our VaR model is constantly monitored by means of backtesting, i.e. the projected VaR is compared to the actual market value changes on a daily basis. To identify outliers, i.e. market value changes outside the forecast interval, we use a one-sided confidence interval. In 2005 the maximum number of outliers, i.e. changes in value exceeding the amount forecasted in the VaR calculation when using a 97.5% confidence level, was five. These changes in value were due to extreme market movements. In order to limit losses exceeding the confidence level of 97.5%, another stop loss limit was fixed, taking into account worst-case scenarios. The potential for such losses is also calculated daily. In addition to the VaR calculation, we carry out stress tests in order to take account of extreme market movements. Stress tests are defined as historically and/or hypothetically derived scenarios by means of which potential losses are quantified under extreme market conditions. All scenarios are calculated on the basis of historical interest rates of the past 15 years. Worst-case scenarios cover both upward and downward yield curve shifts, as well as tilts of the yield curve at certain key points on the curve.
The Board of Managing Directors, in cooperation with the Supervisory Board and the Commerzbank AG, has set limits for the VaR, as well as for worstcase scenarios. These limits have to be complied with at all times.

The VaR utilization of the authorized limit came to 62.4% as of December 31, 2005 and to 71.2% on an annual average. The utilization of the limit for worst-case scenarios stood at 58.1% on the balance sheet date, while the annual average was 70.1%. Apart from the VaR calculations we also simulate changes in interest rate curves based on arbitrary parameters and the effects of planned new lending operations, which allows us to adjust the underlying portfolio accordingly.
For VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established Front Arena software and proprietary valuation tools.

Value at risk on a daily basis and on an annual average of the authorized limit in 2005 in %


100
90
80
70
60
50
40
30
20
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
VaR (daily figures)
Annual average

'Traffic light system'. For internal monitoring purposes Essen Hyp calculates the potential present value loss of the whole portfolio in the case of a general interest rate change of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined measuring points. Until mid-March 2005 banking supervision required that this basis point value, which is calculated by means of the key rate method, was not to exceed the predefined 20% limit in proportion to the liable capital in the case of an interest rate change of 100 basis points. Essen Hyp has fixed an even lower limit in its internal limit system, which, however, may be temporarily exceeded up to the former regulatory limit. The figures are calculated on a daily basis. In 2005 the average limit utilization within this 'traffic light system' came to 11.9%.

Utilization of the authorized limit under the 'traffic light system' on a monthly and on an annual average in 2005 in %


25
20
15
10
5
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Monthly average
Annual average

Internal reporting. On each business day the Board of Managing Directors, the Head of Treasury and the Head of Bank Management receive information on the development of the gap report's market value, the VaR level (including Credit Spread VaR), the utilization of the different risk limits, and the level of interest rate risk calculated with the 'traffic light system'. Moreover, the net present value of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported. Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

Special events and, in particular, ad hoc events which impact on the bank's risk position are immediately made known to the Board of Managing Directors.

As a part of our bank management activities, our Asset Liability Committee (ALCO) meets on a monthly basis. This Committee deals with the bank's interest rate positions, earnings performance, risk exposure and reporting requirements and also issues proposals for decision-making on these issues. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Controlling and Research Department. The proposals made by the ALCO are decided in the subsequent Board meeting. On a monthly basis the Board of Managing Directors receives several detailed reports from the individual departments and sections. For instance, the report prepared by the Controlling Department provides, inter alia, information on the transactions effected in the previous month, their impact on the structure of the gap report, the development of the market value and the historical utilization of the existing risk limits. The Controlling Department also reports on the examination and testing of new products. The monthly report prepared by the Accounting and Tax Department provides information on the development of the balance sheet and the profit and loss account in accordance with the

provisions of both the German Commercial Code (HGB) and IAS/IFRS. The quarterly report submitted by the Transaction Banking Department includes, amongst other things, information on the structure of the bank's loan portfolios.

The ratings of our borrowers, as well as changes in the assessment of their credit quality are reviewed on a monthly basis. Changes are reported in our 'Risk Report Capital Markets'. This 'Risk Report Capital Markets' is compiled quarterly and complies with the Minimum Requirements for Risk Management (MaRisk). The aim of this quarterly report is to identify, manage and monitor risks relating to capital market transactions. The report includes an assessment of the bank's risk profile resulting from its capital market transactions. Accordingly, the report provides information on the main structural characteristics of the loan portfolio and the new lending business, as well as on limits and their utilization, and on rating changes. Finally, the Market Conformity Checking Section reports on the results of checking the market conformity of new transactions and the compliance with counterparty limits.

Another report, also compiled quarterly, is the 'Risk Report Real Estate Finance', which analyzes the bank's risk profile resulting from its real estate financing activities. This report deals with the main structural characteristics of the loan portfolio, including geographical diversification, property types, industries, size and internal risk classification. New lending commitments are another key issue in this report. New lending commitments are subject to the limits imposed by the bank's guidelines for real estate finance and our credit risk strategy, which is defined once a year. The new lending commitments are broken down and analyzed by region and type of property. Furthermore, the risk report lists non-performing loans and any credit decisions which have an impact on the bank's risk position, and includes recommendations for reducing such risks.

Credit and counterparty risk from capital market transactions

Public-sector loans and securities issued by other borrowers. As of December 31, 2005, the volume of assets serving as cover for our public-sector Pfandbriefe was A61.3bn. Under the new Pfandbrief Act claims on eligible national and international credit institutions may be added to the cover pool as additional cover subject, however, to certain restrictions on volume. We made use of this option and added claims on eligible credit institutions totaling A1.1bn to our cover pool. The unchanged high quality of our public-sector cover assets is reflected by the low average risk weighting pursuant to the Grundsatz I standards and by the external ratings of leading international rating agencies. In terms of the Grundsatz I standards, 72.8% of the cover assets are classified at a risk weighting of 0%, 3.8% at 10% and 23.4% at 20%. A breakdown of the loan portfolio by rating reveals that 31.6% of the cover assets have been awarded a triple A, 42.5% a double A, 6.9% a single A and 2.1% a triple B. Those assets which were not rated by an external rating agency, i.e. 16.9% of the total loan volume, include loans

Composition of our public-sector cover pool as of December 31, 2005 in %


16.2
46.3
9.2
7.8
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
Public-sector credit institutions with special tasks
Credit institutions governed by public law (including claims guaranteed by these), savings banks and German credit institutions governed by private law
Foreign territorial authorities, foreign institutions governed by public law and foreign credit institutions

Total: €61.3bn

to credit institutions governed by public law, German credit institutions governed by private law and savings banks (48.5%), as well as loans to national and international public-sector bodies and institutions governed by public law, including claims guaranteed by these institutions, and claims on EU credit institutions governed by private law (51.5%), whose excellent credit quality was confirmed by our internal credit quality analysis. As a basic principle, an investment grade rating is a prerequisite for the granting of loans not eligible for cover to foreign public-sector bodies and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to A1.1bn as of December 31, 2005. While 0.8% of these counterparties were rated triple A, 15.9% were rated double A, 80.7% single A and 1.4% triple B. The remaining 1.2% was not rated by an external rating agency.

Country risk. In order to coordinate all questions concerning country risk and to implement appropriate measures, Essen Hyp uses its own expertise and the Commerzbank Group know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close cooperation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

Standard & Poor's / Moody's / FitchRatings	as of December 31, 2005	
Standard & Poor`s / Moody`s / Fitch	**in €m**	**in %**
AAA / Aaa / AAA	19,358	31.6
AA+ / Aa1 / AA+	5,804	9.5

AA / Aa2 / AA	5,352	8.7
AA- / Aa3 / AA-	14,933	24.3
A+ / A1 / A+	2,272	3.7
A / A2 / A	1,378	2.2
A- / A3 / A-	594	1.0
BBB+ / Baa1 / BBB+	1,089	1.8
BBB / Baa2 / BBB	195	0.3
Not rated	10,365	16.9
Total	**61,340**	**100.00**

Derivatives. Essen Hyp reduces counterparty risk by applying bilateral outline agreements, most of which include netting agreements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be seen in the following table (see also p. 114 of the notes to the annual accounts).

Counterparty ratings — in € m/remaining time to maturity

Rating	**< 1 year**	**1-5 years**	**> 5 years**	**Total**
Triple A	261	798	3,985	5,044
Double A	10,336	26,411	27,140	63,887
Single A	6,073	52,141	38,627	96,841
Triple B	0	15	0	15
not rated	558	10,597	15,865	27,020
Total	**17,228**	**89,962**	**85,617**	**192,807**

The figures for the not rated counterparties in the table above relate to subsidiaries of foreign credit institutions with a good rating. In the following table we have notionally attributed the ratings of these foreign credit institutions to the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings — in € m/remaining time to maturity

Rating	**< 1 year**	**1-5 years**	**> 5 years**	**Total**

Single A	558	10,597	15,865	27,020
Total	**558**	**10,597**	**15,865**	**27,020**

We only use derivatives to hedge our interest rate risk from individual transactions or portfolios and to manage our interest rate book, including, in particular, our earnings and interest rate risk profile. Essen Hyp's interest-bearing positions are valued on a daily basis. Information on the calculated total market value is provided daily to the Board of Managing Directors, the Head of Treasury and the Head of Bank Management. As a part of Essen Hyp's limit system, a floor for the market value has been fixed, which is to ensure that the overall market value never falls short of a predefined minimum amount.

Net present value of the Pfandbrief cover. The net present value of our Pfandbrief cover is calculated on a daily basis. We are required by law to maintain a surplus cover of 2% at all times. However, Essen Hyp internally decided to maintain a surplus cover of at least 2.5%. Pursuant to Section 4 (2) of the German Pfandbrief Act this surplus cover must be calculated on the basis of the net present value of the cover assets, while taking into account certain stress test scenarios. Stress testing ensures that the 2% surplus cover is also maintained in times of interest rate movements. For its stress test calculations Essen Hyp makes use of the dynamic approach which uses the value at risk method, based on the interest rate fluctuations observed in the preceding 250 trading days. Taking into account these stress test calculations, Essen Hyp's average surplus cover available at all times in 2005 was 7% (4.4%) for public-sector Pfandbriefe and 14.4% (8.3%) for mortgage Pfandbriefe.

Net present value surplus cover of our public-sector Pfandbriefe in € bn


66
62
58
54
50
46
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Net present value of our public-sector cover pool
Net present value of public-sector Pfandbriefe outstanding
Net present value surplus cover

Net present value surplus cover of our mortgage Pfandbriefe in € bn


6.0
5.0
4.0
3.0
2.0
1.0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Net present value of our mortgage cover pool
Net present value of mortgage Pfandbriefe outstanding
Net present value surplus cover

Derivatives in our cover pools. At present, Essen Hyp has not included any derivatives in its cover pools. There was no need to include derivatives as the net present value of our cover assets has always clearly exceeded the net present value of the Pfandbriefe outstanding. Nevertheless, we are close to completing negotiations with certain derivative counterparties in order to be able to make immediate use of derivatives for the purpose of optimizing the management of our surplus cover, should this become necessary.

Credit and counterparty risk relating to real estate finance
The credit quality of the borrower, as reflected by our internal rating, is of paramount importance for our credit decision. For those loans which are not classified as home loans the valuation of the property, including the determination of the lending value (Beleihungswert), carried out by the certified appraisers of our subsidiary, Immobilien Expertise GmbH, is a key parameter for decisionmaking. The sustainable income from the charged property after deduction of the non-recoverable operating expenses must at all times exceed the interest and principal payments due. Essen Hyp drew up specific guidelines for both domestic and international real estate finance, which were approved by the Risk Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or for which a loan can only be granted if certain conditions are met. For the timely recognition of credit risks, we established an early warning system to assess latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses, or adverse effects on the quality of the property location. The processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) has been restructured in accordance with the Minimum Requirements for Risk Management (MaRisk). As in the previous years, we have permanently monitored the risks inherent in the larger transactions of our portfolios, and especially
those in the East German Federal States. In this context a number of risk-mitigating measures were taken, such as requiring additional security, restructuring the loan facility concerned, and ensuring an adequate provision for possible loan losses.

For the purpose of pooling and optimizing the measures referred to above our Credit Risk Committee (CRCO) issues, within the scope of an intensive treatment, proposals on the processing of problem loans, preventive loans and loans which have been called in or are currently being liquidated.

At each of its periodical Committee meetings, the Risk Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount, and about the structure of our mortgage loan portfolio.

Internal ratings
In close cooperation with the Commerzbank AG and the Association of German Pfandbrief Banks (vdp), we refined our approach for calculating capital requirements and improved our internal rating procedures for classifying credit risks in both public-sector lending and real estate finance. For this purpose, Essen Hyp participated in joint projects dealing with probability of default (PD) rating and loss given default (LGD) grading. These projects aim at developing an internal rating approach that satisfies the Basel II requirements and at integrating the PD and LGD components into the calculation of the capital required. In addition to this, Essen Hyp

and three other Pfandbrief banks launched a joint project aimed at developing an arithmetic unit which will calculate the capital requirements in accordance with Basel II (for all approaches).

PD component in real estate finance
The rating tool used for commercial real estate investors in Germany and abroad which was developed within the scope of a joint project and which has been in use since September 2004 has been continually improved by adding the real estate know-how of the banks involved in the project. At the same time, the rating functions are being refined. At Essen Hyp, we are currently pushing the further implementation of the required organizational and EDP procedures. This includes, in particular, the assignment of ratings to the loans that are already in our portfolios. It is our objective to further establish the rating process as an integral part of our credit approval procedures and credit risk management. All ratings are converted to the uniform rating scale of the Commerzbank group.

Private customers (home loans)
In the first quarter of 2006 we plan to enter into an agreement to establish a scoring system (internal rating system) for analyzing the credit quality of our private customers (home owners) which is meant to be used throughout the Group. We hold the view that this is the best solution, given that in view of the sales structures in this business segment, the necessary amount of data can only be generated by using the entire Group data. Accordingly, we strive for a full integration into the rating system of another affiliated company within the scope of a joint project.

LGD component in real estate finance
The LGD component is another key element in calculating the minimum capital requirements. The theoretical model is based on a concept developed by the Association of German Pfandbrief Banks (vdp) and an external consulting firm. The required data, such as the recovery rate and the duration of the liquidation process, is pooled and made available by the Association of German Pfandbrief Banks. The LGD component is integrated into our Basel II arithmetic unit. The LGD component for real estate transactions has already been implemented. Essen Hyp has already estimated the recovery rates for some of the loans in its portfolio. The results available to date are currently being tested and reviewed. What remains to be done as a part of the implementation process is to finally incorporate bankspecific parameters into the model.

PD component for capital market transactions
Internal rating approaches for measuring the probability of default (PD) of public-sector loans (central governments and regional/local authorities) have been developed in a separate project in coordination with S&P Risk Solutions and the Association of German Pfandbrief Banks (vdp). These internal rating approaches were implemented within Essen Hyp at the beginning of 2005. Up to now, PD ratings have been assigned to a considerable portion of our loan portfolio. The internal rating approach for North American regional and local authorities, in particular, is currently being developed within the scope of a joint vdp project. The other PD figures (banks, corporates, insurance companies) will be made available in the near future in accordance with the Group's time schedule.

LGD component for capital market transactions

The LGD component for public-sector loans will be developed in coordination with an external rating agency. This project, too, has been initiated by the Association of German Pfandbrief Banks. Currently, the LGD component project is in a test stage. The LGD component for capital market transactions (banks) is being developed within the Group. Once these LGD projects have been implemented and the rating components have been incorporated into our Basel II arithmetic unit, our bank will comply with the requirements for an internal risk classification and thus be eligible to adopt the Internal Rating Based Approach (IRB) under Basel II for calculating capital requirements and arriving at a risk-oriented pricing. As far as the registration process of the internal rating systems with the banking supervision is concerned, Essen Hyp is integrated into the Group's activities. The preparatory work for obtaining approval for our internal rating for banks already started at year-end 2005. Essen Hyp participates in the Quantitative Impact Study (QIS). We are of the opinion that this study will help us to better allocate the capital which, according to our present calculations, will be required to comply with the Basel II requirements.

Provision for possible loan losses

Through the formation of individual and, in the case of latent credit risks, of general risk provisions, the discernible risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector borrowers or entities governed by public law.

Based upon thorough analyses, our Real Estate Finance Department continually gauges which risk-provisioning measures need to be taken to ensure the quality of the bank's planning. In 2005 the Group started calculating provision for possible loan losses by using the so-called Most Realistic Value Approach (MRV). The parameters used under this approach vary in accordance with rating and/or loan status.

As a part of our credit risk strategy we have adjusted the standard risk costs applied to our home and commercial loans in close coordination with the Commerzbank AG. Given that some 97% of our home loans fall below 60% of the lending value (Beleihungswert) of the property securing the loan, we apply uniform standard risk costs to these loans. In contrast to this, the standard risk costs applied to our commercial loans vary in accordance with the ratio between the loan and the property's lending value. As a part of the implementation of our internal rating tools, we plan to derive the standard risk costs to be applied from the expected loss in order to come to an even more risk-oriented pricing of the loan.

Liquidity risk

The Treasury Department is responsible for liquidity management, which is based upon the daily listing of all cash flows. An adequate assessment of the liquidity situation requires that the bank's assets can be disposed of or sold under agreements to repurchase at short notice – within the scope of nominal overcollateralization – should the need for liquidity arise. The bank calculates its liquidity risk by showing the volume of mismatches in a capital outflow account and then determining the ratio between these mismatches and the existing shortterm funding limits, plus liquidity reserves. At Essen Hyp, liquidity risk is used as a synonym for the risk of possible payment gaps, which is seen as an indication of the bank's solvency. In accordance with supervisory requirements (Grundsatz II) an institution's liquidity is deemed to be guaranteed if the weighted liquid assets available to it within 30 days cover the weighted payment obligations callable during this period. Our bank's

liquidity ratio calculated according to Grundsatz II ranged between 1.1 and 1.5, i.e. it always exceeded the minimum ratio of 1.0 required by the supervisory authorities. Essen Hyp has been further integrated into the Commerzbank's project on liquidity management. This project aims at developing a uniform calculation and presentation of liquidity risk throughout the Commerzbank Group. The purpose of this Group project is to calculate the available net liquidity (ANL) in order to comply with key Basel II requirements. Under this approach, we calculate the so-called legal and economic cash flows both for balance sheet and off-balance sheet items. Legal cash flows cover the payment flows expected under contractual agreements, whereas economic cash flows are primarily dependent upon customers' behavior and have to be estimated by drawing upon the relevant historical figures. For future liquidity gaps, offset assets are calculated, which result from borrowing against and/or disposal of liquid assets. The full implementation within the Group, including the setting up of liquidity limits, is expected for the first quarter of 2006.

Operational risk

As before, Essen Hyp's main focus was on the qualification and quantification of operational risk (OR) in the period under review. So far, Essen Hyp carried out internal self-assessments for the purpose of qualifying operational risk. However, in February and March 2005 Essen Hyp participated for the first time in the redesigned Quality Self Assessment (QSA) of Commerzbank AG which covers the whole Group. The aim of this self-assessment is to identify and assess weak points in the Group's workflows and processes. The starting point for the QSA within Essen Hyp was the setting up of a so-called 'process matrix' for the predefined product groups 'Real Estate Finance' and 'Treasury' and the inclusion of all relevant workflows of these two product groups into the QSA process model of Commerzbank AG. Several departments and sections of Essen Hyp participated in the subsequent self-assessment. In accordance with its function and responsibilities each of these departments and sections was assigned to a specific process step. The QSA is based on a generic questionnaire, which is subdivided into several operational risk categories. 24 Essen Hyp employees participated in this self-assessment. The questions focused on the quality of the processes in each risk category. Each employee was required to give a detailed assessment based on a predefined rating system. The evaluation of the QSA questionnaires revealed a rating of 3.2 for each of the two product groups. Accordingly, Essen Hyp nearly

Development of our liquidity ratio in accordance with Grundsatz II


2.5
2
1.5
1
minimum ratio required by law
0.5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

reached the Group benchmark of 3.0. The rating which resulted from this self-assessment is far better than the so-called default rating of 4.0, which has so far been used for the calculation of the economic capital. In coordination with our parent company we plan to carry out a detailed analysis, including the implementation of riskmitigating measures, in 2006. Based on these activities, we will carry out a more detailed analysis of operational risks within the scope of a so-called Risk & Control Inventory (RCI), which will be carried out in the premises of Essen Hyp in coordination with the Commerzbank AG.

In November 2005 we once again participated in the Business Continuity Management (BCM) Self Assessment. This assessment includes a survey on the implementation of our contingency plans and their compliance with applicable supervisory requirements and Group guidelines. According to the first evaluation carried out by Commerzbank Essen Hyp has a rating of 1.9, which clearly exceeds the Group benchmark of 3.0.

Since 2003 Essen Hyp has been integrated into the Commerzbank's intranet-based 'Loss Collection Tool' (LCT), which serves to collect and assess all operational risk losses incurred within the Group. This tool is also used for reporting legal risks. All operational losses incurred are reported to the Board of Managing Directors and the Supervisory Board during their ordinary meetings. However, even before the introduction of the selfassessments and the collection of loss data as described above, Essen Hyp was concerned about the issue of operational risk. In order to detect possible weak points, we have, for several years now, been analyzing the 'classical' operational risks relating to the bank's structure and processes, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues we seek external advice from consultants and other specialists. For instance, external specialists have been tasked with analyzing and validating the safety of our IT systems at regular intervals, e.g. in view of hacker attacks.

Other preemptive measures in terms of operational risk include the preparation and improvement of contingency plans for all business units. To rule out potential EDP failures, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system should the working system fail. Our reserve headquarters referred to above is situated on the same premises as our back-up system, so

that a continuation of the bank's key business activities is ensured for a transitional period, should the bank's headquarters be destroyed or be out of action.

In addition, we continued our qualification program for employees in the operational units and the back office during 2005 by organizing certified seminars on job-specific, as well as general issues. To the extent possible, this aims at preventing errors resulting from lack of expertise. The reports on operational risk in the areas of EDP/IT, staff and legal issues are on the agenda of our Risk Committee meetings and are regularly presented and discussed during the meetings of our Board of Managing Directors.

Legal risks

Essen Hyp's Legal Department operates as an internal service provider for all legal matters. This includes general and specific legal advice on contracts, as well as on outline and specific agreements. Essen Hyp strives to integrate the Legal Department into all relevant projects from the start. Hence we are immediately aware of the limitations set by the applicable legal framework, while being in a position to innovate and use the whole range of legally permissible options. The Legal Department is also involved in processing non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always use the services of experienced international law firms.

The Legal Department regularly informs the Board of Managing Directors about the latest legal developments, related risks and their potential impact on our business activities.

Internal audit

Internal auditing forms an integral part of our internal monitoring system. The Internal Audit Department operates independently of all business processes. This staff department has been assigned by the Board of Managing Directors to control the existing structures and procedures and to assure compliance with regulatory requirements. Our Internal Audit Department provides independent auditing and consulting services. The aim is to add value and improve our bank's workflows. The Internal Audit Department assists the Board of Managing Directors in achieving the bank's business objectives by systematically assessing the efficiency of the risk management, internal control mechanisms, staff management and supervision. This includes assistance to further optimize these procedures. In close coordination with the responsible employees and/or persons in charge of the processes, the Internal Audit Department issues proposals on how to avoid losses, improve management, monitoring and internal supervision procedures and increase the efficiency of workflows. The Internal Audit Department operates according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed intervals. As far as specific risks and legal requirements are concerned, such as provisions relating to the German Money Laundering Act (Geldwäschegesetz), inspections are carried out at least once a year. The inspection intervals are fixed in the long-term inspection scheme. This ensures that all working procedures are inspected once every three years. The audit is risk-oriented and process-specific and mainly focuses on the

structure and processes, the risk management and controlling mechanisms, as well as the internal monitoring system for all working procedures within Essen Hyp. The EDP Audit, which is integrated into the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users. The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Feedback about the structuring and suitability of the risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board at its subsequent ordinary meeting. At the first meeting in every new financial year, the Internal Audit Department informs the Supervisory Board about all important findings and remedies taken in the past financial year. Should, at any time, the internal audit reveal serious deficiencies, the Chairman of the Supervisory Board is immediately informed. The Chairman of the Supervisory Board is also informed about any audit reports, which, based on the worst risk grading of all audit reports, are in the first quarter.

Overall risk position
Our parent company monthly calculates the economic capital needed by Essen Hyp to cover market, credit, operational and business risk. The aim is to calculate an overall risk figure. This concept of economic capital forms the basis for a system of risk-adjusted key parameters. Under this concept, the individual risk positions are added up and shown as an overall risk figure. Economic capital is an internal measure for determining the amount of equity capital which, with a given probability, will be needed in the course of one year to cover unexpected losses arising from risk positions. Economic capital reflects the bank's specific risk profile and also includes those risk categories which are not covered by regulatory capital, but which may be material from an economic point of view.

Essen Hyp's overall risk position measured as economic capital is set off against the total capital available for covering risk. The calculation of the capital available for covering risk goes beyond the accounting and regulatory concepts of capital. The aim of this comparison is to show that the bank is capable to take risk, to anticipate potential unexpected losses without serious negative effects on its business activity and to cover these losses from its own funds.

Objectives of risk management and future prospects
The importance of risk management for a riskreturn based bank management will continue to increase in the future. We are therefore committed to further improving our risk management systems which will be done, in particular, in cooperation with the Commerzbank Group. The aim is to use the capital that is available in the most efficient way.

Despite these high standards the risk models used are not in a position to cover all potential losses, given that it is not possible to simulate all imaginable stress scenarios. This applies, in particular, to historical models, which do not cover all potential future events. To sum up, we are committed to managing our overall risk position in

such a way that the allocation of economic capital to the individual business units results, to the extent possible, in a reduction of the overall risk position without having to accept a decline in return.

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Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
31/03/2007	42.1	45.8
28/02/2007	42.6	45.8
31/01/2007	43.7	45.8
31/12/2006	54.6	69.9
30/11/2006	51.1	69.9
31/10/2006	55.0	69.9
30/09/2006	43.2	69.9
31/08/2006	62.5	69.9
31/07/2006	63.7	69.9
30/06/2006	67.1	69.9
31/05/2006	71.1	69.9
30/04/2006	82.1	69.9
31/03/2006	69.7	69.9
28/02/2006	90.2	69.9
31/01/2006	95.4	69.9

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Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/03/2007	50.4	51.2
28/02/2007	48.8	51.2
31/01/2007	50.2	51.2
31/12/2006	56.3	55.9
30/11/2006	54.6	55.9
31/10/2006	50.8	55.9
30/09/2006	37.4	55.9
31/08/2006	44.6	55.9
31/07/2006	50.9	55.9
30/06/2006	53.4	55.9
31/05/2006	56.2	55.9
30/04/2006	59.3	55.9
31/03/2006	60.6	55.9
28/02/2006	62.9	55.9
31/01/2006	62.8	55.9

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Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	**Required by law**	**Ratio**	**Required by law**	**Ratio**
31/03/2007	4.0	7.5	8.0	11.6
28/02/2007	4.0	6.7	8.0	10.8
31/01/2007	4.0	6.7	8.0	10.9
31/12/2006	4.0	6.8	8.0	10.9
30/11/2006	4.0	6.6	8.0	11.1
31/10/2006	4.0	6.9	8.0	11.5
30/09/2006	4.0	6.8	8.0	11.2
31/08/2006	4.0	6.8	8.0	11.1
31/07/2006	4.0	6.6	8.0	11.0
30/06/2006	4.0	6.7	8.0	11.2
31/05/2006	4.0	6.7	8.0	11.0
30/04/2006	4.0	6.5	8.0	10.8
31/03/2006	4.0	6.8	8.0	11.2
28/02/2006	4.0	6.3	8.0	10.8
31/01/2006	4.0	6.4	8.0	10.9

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Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/03/2007	1.10	1.0
28/02/2007	1.38	1.0
31/01/2007	1.09	1.0
31/12/2006	1.32	1.0
30/11/2006	1.75	1.0
31/10/2006	1.27	1.0
30/09/2006	1.20	1.0
31/08/2006	2.22	1.0
31/07/2006	1.39	1.0
30/06/2006	1.28	1.0
31/05/2006	1.28	1.0
30/04/2006	1.51	1.0
31/03/2006	1.16	1.0
28/02/2006	1.25	1.0
31/01/2006	1.05	1.0

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Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity — 31.03.2007

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	250.0	0.46	810.5	0.87	2,283.9	2.87	3,344.4	1.47
Double A	27,345.6	50.06	54,004.2	58.12	34,743.7	43.61	116,093.5	51.10
Single A	27,024.4	49.48	38,118.5	41.01	42,616.8	53.52	107,759.7	47.43
Triple B	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Total	**54,620.0**	**100.00**	**92,933.2**	**100.00**	**79,644.4**	**100.00**	**227,197.6**	**100.00**

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Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity — **31.03.2007**

Instruments	**<= 1 year**	**in %**	**>1-5 years**	**in %**	**>5 years**	**in %**	**Total**	**in %**
Interest rate swaps	53,295.4	97.58	87,616.8	94.28	72,016.7	90.43	212,928.9	93.73
Swaptions	152.8	0.28	468.7	0.50	479.9	0.60	1,101.4	0.48
Other interest rate derivatives	153.4	0.28	0.0	0.00	0.00	0.00	153.4	0.07
Currency swaps	1,018.4	1.86	4,587.7	4.94	4,793.8	6.02	10,399.9	4.58
Credit default swaps	0.0	0.00	260.0	0.28	2,354.0	2.96	2,614.0	1.15
Total	**54,620.0**	**100.00**	**92,933.2**	**100.00**	**79,644.4**	**100.00**	**227,197.6**	**100.00**

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Investor Relations

Ratings and Analyses (as of: June 1, 2006)

Ratings	**S & P**	**Moody's**	**Fitch Ratings**
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1	AAA
Long-term counterparty rating	A- (outlook stable)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A2	not rated
- Subordinated Debt	BBB+	A3	not rated
Commercial Paper Program	A-2	P-1	not rated
Financial Strength	not rated	C	B/C

Rating Reports

▷ **Standard & Poor's**	**Bank Credit Report as of June 1, 2006** and **Research update as of July 12, 2005** and **Rating analysis as of Aug 31, 2004**.
▷ **Moody's**	**Rating Analysis as of June 2006** and **Press Release as of December 13, 2005.**
▷ **Fitch Ratings**	**Rating Analysis as of December 19, 2006**

(Acrobat Reader required. **Download Acrobat Reader**)

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Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Pfandbrief Banks (vdp) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

- new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
- new issues and increases are to be marked to the market at all times;
- as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

	Published on our Credit Research sites
New public-sector lending commitments	X

New mortgage lending commitments	x
Public-sector cover pool	x
Mortgage cover pool	x
Derivatives	x
Derivatives serving as cover	x
Cover pools at market value / development and stress scenarios	x

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

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Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 31.03.2007

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	22	1.86
AA- / Aa3 / AA-	95	8.05
A+ / A1 / A+	97	8.22
A / A2 / A	115	9.75
A- / A3 / A-	761	64.50
BBB+ / Baa1 / BBB+	57	4.83
BBB / Baa2 / BBB	20	1.69
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	13	1.10
Total	**1,180**	**100.00**

* - Without rating

	in Euro m	in %
National credit institutions	0	0.00
International credit institutions	0	0.00

Other (e.g. financial institutions)	13	1.10
Total	**13**	**1.10**

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Breakdown of non-cover assets

by borrowers

by borrowers		31.03.2007
	in Euro m	**in %**
National credit institutions	0	0.00
Foreign Governments and municipalities	141	11.95
International credit institutions	307	26.02
Other foreign financial institutions (guaranteed by national or international credit institutions)	649	55.00
Others	83	7.03
Total	**1,180**	**100.00**

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Breakdown of non-cover assets

by countries

		31.03.2007
by countries	**in Euro m**	**in %**
Germany	13	1.10
EU member states without Germany		
The Netherlands	55	4.66
France	70	5.93
Denmark	0	0.00
Austria	0	0.00
Belgium	0	0.00
Great Britain	35	2.97
Ireland	153	12.97
Italy	0	0.00
Spain	192	16.27
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**505**	**42.80**
Non EU member states in Western Europe	12	1.02
Others	650	55.08
Total	**1,180**	**100.00**

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Breakdown of non-cover assets

by risk weighting

		31.03.2007
Risk weighting	**in Euro m**	**in %**
0%	96	8.14
10%	0	0.00
20%	906	76.78
100%	178	15.08
Total	**1,180**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch

Should the rating agencies come to different rating results, the worst rating is taken into account.

		31.03.2007
by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	0	0.00
AA- / Aa3 / AA-	0	0.00
A+ / A1 / A+	0	0.00
A / A2 / A	0	0.00
A- / A3 / A-	129	100.00
BBB+/Baa1/BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
Without Rating	0	0.00
Total	**129**	**100.00**

* - Without rating

	in Euro m	in %
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	0	0.00

Total	**0**	**0.00**

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Non-cover loans - Breakdown of new lending commitments

by borrowers

		31.03.2007
by borrowers	**in Euro m**	**in %**
National credit institutions	7	5.43
Foreign Governments and municipalities	0	0.00
International credit institutions	0	0.00
Other foreign financial institutions (guaranteed by national or international credit institutions)	122	94.57
Others	0	0.00
Total	**129**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by countries

		31.03.2007
by countries	**in Euro m**	**in %**
Germany	0	0.00
EU member states without Germany		
The Netherlands	0	0.00
Belgium	0	0.00
France	0	0.00
Austria	0	0.00
Denmark	0	0.00
Great Britain	0	0.00
Ireland	0	0.00
Italy	0	0.00
Spain	0	0.00
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**0**	**0.00**
Non EU member states in Western Europe	0	0.00
Others	129	100.00
Total	**129**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by risk weighting

		31.03.2007
Risk weighting	**in Euro m**	**in %**
0%	0	0.00
10%	0	0.00
20%	129	100.00
100%	0	0.00
Total	**129**	**100.00**

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Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m — 31.03.2007

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and administrative buildings	Foreign countries	537.4	31.4	150.9	17.7	198.5	49.5	66.3	28.9	48.8	28.0	851.0	35.2
	West **	473.7	27.7	287.7	33.8	57.3	14.3	21.1	16.2	52.5	30.1	604.6	25.0
	East ***	11.3	0.7	14.0	1.6	2.9	0.7	1.0	0.8	0.1	0.1	15.3	0.6
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.4	0.1	0.0	0.0	0.1	0.0	0.0	0.0	1.0	0.6	2.5	0.1
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	9.6	0.6	0.0	0.0	3.2	0.8	1.6	1.2	5.6	3.2	20.0	0.8
	West **	41.9	2.4	30.4	3.6	5.8	1.4	1.8	1.4	3.6	2.1	53.1	2.2
	East ***	1.6	0.1	0.0	0.0	0.5	0.1	0.2	0.2	0.0	0.0	2.3	0.1
Shops	Foreign countries	29.6	1.7	0.0	0.0	34.6	8.6	13.2	10.1	10.2	5.8	87.6	3.6
	West **	271.7	15.9	200.4	23.5	32.3	8.1	3.5	2.7	4.4	2.5	311.9	12.9
	East ***	67.8	4.0	44.0	5.2	17.7	4.4	6.7	5.1	5.7	3.3	97.9	4.0
Hotels and restaurants	Foreign countries	20.8	1.2	19.0	2.2	0.0	0.0	0.0	0.0	0.0	0.0	20.8	0.9
	West **	21.0	1.2	2.7	0.3	7.6	1.9	2.7	2.1	11.1	6.4	42.4	1.8
	East ***	23.3	1.4	0.0	0.0	6.3	1.6	2.0	1.5	15.0	8.6	46.6	1.9
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	116.3	6.8	63.5	7.5	22.9	5.7	8.2	6.3	15.7	9.0	163.1	6.7
	East ***	9.9	0.6	1.2	0.1	3.0	0.7	1.0	0.8	0.0	0.0	13.9	0.6
Ware-houses and exhibition buildings	Foreign countries	22.5	1.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	22.5	0.9
	West **	53.1	3.1	37.8	4.4	8.0	2.0	1.2	0.9	0.8	0.5	63.1	2.6
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	619.9	36.2	169.9	20.0	236.3	59.0	81.1	62.1	64.6	37.0	1,001.9	41.4
	West **	979.1	57.2	622.5	73.0	134.0	33.4	38.5	29.5	89.1	51.1	1,240.7	51.3
	East ***	113.9	6.6	59.2	7.0	30.4	7.6	10.9	8.4	20.8	11.9	176.0	7.3
	Total	**1,712.9**	**100.0**	**851.6**	**100.0**	**400.7**	**100.0**	**130.5**	**100.0**	**174.5**	**100.0**	**2,418.6**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	4.3	0.1	0.0	0.0	0.5	0.2	0.0	0.0	0.0	0.0	4.8	0.1
	West **	3,482.4	62.4	2,251.4	63.2	133.1	49.5	4.2	18.8	2.7	7.5	3,622.4	61.3
	East ***	451.6	8.1	295.2	8.3	26.2	9.7	1.5	6.7	0.5	1.4	479.8	8.1
Owned flats	Foreign countries	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
	West **	973.4	17.4	634.0	17.8	43.6	16.2	2.0	8.9	1.2	3.3	1,020.2	17.3
	East ***	48.5	0.9	33.1	0.9	1.9	0.7	0.2	0.9	0.2	0.6	50.8	0.9
Residen-tial con-struction for letting purposes	Foreign countries	31.8	0.6	0.5	0.0	10.4	3.9	2.2	9.8	1.7	4.7	46.1	0.8
	West **	490.9	8.8	310.5	8.7	43.4	16.1	9.2	41.1	18.5	51.4	562.0	9.5
	East ***	99.7	1.8	37.5	1.1	9.9	3.7	3.1	13.8	11.2	31.1	123.9	2.1
Total residential properties	Foreign countries	36.3	0.7	0.5	0.0	10.9	4.1	2.2	9.8	1.7	4.7	51.1	0.9
	West **	4,946.7	88.6	3,195.9	89.7	220.1	81.8	15.4	68.8	22.4	62.2	5,204.6	88.0
	East ***	599.8	10.7	365.8	10.3	38.0	14.1	4.8	21.4	11.9	33.1	654.5	11.1
	Total	**5,582.8**	**100.0**	**3,562.2**	**100.0**	**269.0**	**100.0**	**22.4**	**100.0**	**36.0**	**100.0**	**5,910.2**	**100.0**

Total mortgage loans	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
	Foreign countries	656.2	62.3	170.4	3.9	247.2	23.5	83.3	7.9	66.3	6.3	1,053.0	12.6
	West **	5,925.8	91.9	3,818.4	86.5	354.1	5.5	53.9	0.8	111.5	1.7	6,445.3	77.4
	East ***	713.7	85.9	425.0	9.6	68.4	8.2	15.7	1.9	32.7	3.9	830.5	10.0
	Total	**7,295.7**	**87.6**	**4,413.8**	**100.0**	**669.7**	**8.0**	**152.9**	**1.9**	**210.5**	**2.5**	**8,328.8**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 31.03.2007

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	United States	10.2	0.0	57.4	14.2	16.9	98.7	10.0
	Belgium	1.0	0.0	0.0	0.0	0.0	1.0	0.1
	England	132.5	69.9	51.1	28.7	27.2	239.5	23.9
	France	84.0	32.1	16.8	4.0	1.5	106.3	10.5
	Canada	19.1	0.0	6.3	3.2	3.2	31.8	3.2
	The Netherlands	49.3	48.9	10.8	0.0	0.0	60.1	6.0
	Poland	17.7	0.0	1.5	0.0	0.0	19.2	1.9
	Switzerland	104.8	0.0	34.9	16.2	0.0	155.9	15.6
	Spain	67.6	0.0	16.9	0.0	0.0	84.5	8.4
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	5.4
Factory buildings	Czech Republik	9.6	0.0	3.2	1.6	5.6	20.0	2.0
Shops	United States	6.9	0.0	27.0	9.4	1.0	44.3	4.4
	Poland	22.7	0.0	7.6	3.8	9.2	43.3	4.3
Hotels and restaurants	France	19.0	19.0	0.0	0.0	0.0	19.0	1.9
	Spain	1.8	0.0	0.0	0.0	0.0	1.8	0.2
Warehouse and exhibition buildings	France	22.5	0.0	0.0	0.0	0.0	22.5	2.2
Total commercial properties	United States	17.1	0.0	84.4	23.6	17.9	143.0	14.2
	Belgium	1.0	0.0	0.0	0.0	0.0	1.0	0.1
	England	132.5	69.9	51.1	28.7	27.2	239.5	23.9

	France	125.5	51.1	16.8	4.0	1.5	147.8	14.8
	Canada	19.1	0.0	6.3	3.2	3.2	31.8	3.2
	Czech Republik	9.6	0.0	3.2	1.6	5.6	20.0	2.0
	The Netherlands	49.3	48.9	10.8	0.0	0.0	60.1	6.0
	Poland	40.4	0.0	9.1	3.8	9.2	62.5	6.2
	Switzerland	104.8	0.0	34.9	16.2	0.0	155.9	15.6
	Spain	69.4	0.0	16.9	0.0	0.0	86.3	8.6
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	5.4
	Total	**619.9**	**169.9**	**236.3**	**81.1**	**64.6**	**1,001.9**	**100.0**

Residential Properties in Euro m 31.03.2007

Purpose of property	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
owned flats	France	0.2	0.0	0.0	0.0	0.0	0.2	0.4
owned houses	Austria	0.5	0.0	0.2	0.0	0.0	0.7	1.4
	France	3.8	0.0	0.3	0.0	0.0	4.1	8.0
Residential construction for letting purposes	United States	31.3	0.0	10.4	2.2	1.7	45.6	89.2
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.0
Total residential properties	Austria	0.5	0.0	0.2	0.0	0.0	0.7	1.4
	United States	31.3	0.0	10.4	2.2	1.7	45.6	89.2
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.0
	France	4.0	0.0	0.3	0.0	0.0	4.3	8.4
	Total	**36.3**	**0.5**	**10.9**	**2.2**	**1.7**	**51.1**	**100.0**

Total in Euro m 31.03.2007

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
	Austria	51.7	0.0	3.0	0.0	0.0	54.7	5.2
	United States	48.4	0.0	94.8	25.8	19.6	188.6	18.0

Belgium	1.5	0.5	0.0	0.0	0.0	1.5	0.1
England	132.5	69.9	51.1	28.7	27.2	239.5	22.8
France	129.5	51.1	17.1	4.0	1.5	152.1	14.4
Canada	19.1	0.0	6.3	3.2	3.2	31.8	3.0
Czech Republik	9.6	0.0	3.2	1.6	5.6	20.0	1.9
The Netherlands	49.3	48.9	10.8	0.0	0.0	60.1	5.7
Poland	40.4	0.0	9.1	3.8	9.2	62.5	5.9
Switzerland	104.8	0.0	34.9	16.2	0.0	155.9	14.8
Spain	69.4	0.0	16.9	0.0	0.0	86.3	8.2
Total	**656.2**	**170.4**	**247.2**	**83.3**	**66.3**	**1,053.0**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans.
Lending commitments are not taken into account.

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Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach) Surplus cover in € m in the case of rising yields	Market value (dynamic approach) Surplus cover in % in the case of rising yields	Market value (dynamic approach) Surplus cover in € m in the case of falling yields	Market value (dynamic approach) Surplus cover in % in the case of falling yields
31.03.2007	5,361.60	4,485.30	876.30	19.54	865.48	20.03	896.85	19.24
28.02.2007	4,818.40	4,493.78	324.62	7.22	244.48	5.65	419.46	8.98
31.01.2007	4,750.73	4,478.77	271.96	6.07	196.81	4.57	361.00	7.75
31.12.2006	4,479.37	4,538.27	211.10	4.65	133.19	3.05	302.55	6.41
30.11.2006	4,643.45	4,458.39	185.06	4.15	125.76	2.93	256.01	5.52
31.10.2006	4,622.46	4,341.84	280.63	6.46	217.82	5.21	355.66	7.88
30.09.2006	5,638.30	5,300.26	338.05	6.38	150.43	2.93	561.11	10.25
31.08.2006	5,642.88	5,276.37	366.51	6.95	181.33	3.55	587.14	10.76
31.07.2006	5,714.59	5,253.52	461.07	8.78	289.82	5.71	664.75	12.22
30.06.2006	5,625.14	4,872.51	752.63	15.45	568.90	12.04	967.35	19.24
31.05.2006	5,577.03	4,709.82	867.21	18.41	681.27	14.91	1,083.72	22.32
30.04.2006	5,613.82	4,202.43	1,411.39	33.59	1,204.30	29.56	1,650.71	38.07
31.03.2006	5,150.96	4,484.62	666.34	14.86	512.86	11.73	839.23	18.24
28.02.2006	5,090.26	4,330.42	759.84	17.55	604.62	14.29	933.83	21.06
31.01.2006	4,868.26	4,220.63	647.63	15.34	495.58	12.00	817.30	18.94

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Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover
31/03/2007	4,548.19	4,843.75	295.56	6.50	2,881.98
28/02/2007	4,532.31	4,885.85	353.54	7.80	2,846.56
31/01/2007	4,542.22	4,836.07	293.85	6.47	2,778.49
31/12/2006	4,582.18	4,823.05	240.87	5.26	2,780.04
30/11/2006	4,458.75	4,676.47	217.72	4.88	2,620.46
31/10/2006	4,349.71	4,657.32	307.61	7.06	2,614.50
30/09/2006	5,300.00	5,483.00	183.00	3.45	2,554.70
31/08/2006	5,286.00	5,478.00	192.00	3.63	2,527.02
31/07/2006	5,286.00	5,455.00	169.00	3.2	2,454.24
30/06/2006	4,917.79	5,367.49	449.70	9.14	1,952.05
31/05/2006	4,732.00	5,259.00	527.0	11.1	1,876.40
30/04/2006	4,232.00	5,317.00	1,085.00	25.6	1,794.57
31/03/2006	4,492.00	4,887.00	395.00	8.8	1,783.22
28/02/2006	4,307.00	4,756.00	449.00	10.4	1,800.69
31/01/2006	4,192.00	4,607.00	415.00	9.9	1,740.80

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

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Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*.

Date	in %
31/03/2007	13.50
28/02/2007	13.59
31/01/2007	13.61
31/12/2006	13.47
30/11/2006	12.64
31/10/2006	12.76
30/09/2006	12.74
31/08/2006	12.64
31/07/2006	12.79
30/06/2006	13.71
31/05/2006	13.66
30/04/2006	13.77
31/03/2006	13.56
28/02/2006	13.47
31/01/2006	13.17

Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m 31.03.2007

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	73.2	51.5	0.0	0.0	10.1	91.0	3.7	100.0	7.1	100.0	94.1	57.4
	West **	44.1	31.1	0.0	0.0	0.6	5.4	0.0	0.0	0.0	0.0	44.7	27.3
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	20.5	14.4	0.3	100.0	0.3	2.7	0.0	0.0	0.0	0.0	20.8	12.7
	East ***	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.1
Hotels and restaurants	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	3.5	2.5	0.0	0.0	0.1	0.9	0.0	0.0	0.0	0.0	3.6	2.2
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ware-houses and exhibition buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.5	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.3
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	73.2	51.6	0.0	0.0	10.1	91.0	3.7	100.0	7.1	100.0	94.1	57.4
	West **	68.6	48.3	0.3	100.0	1.0	9.0	0.0	0.0	0.0	0.0	69.6	42.5
	East ***	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.1
	Total	**142.0**	**100.0**	**0.3**	**100.0**	**11.1**	**100.0**	**3.7**	**100.0**	**7.1**	**100.0**	**163.9**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	60.1	75.2	0.1	100.0	3.5	48.6	0.4	40.0	0.0	0.0	64.0	72.6
	East ***	2.9	3.6	0.0	0.0	0.2	2.8	0.0	0.0	0.0	0.0	3.1	3.5
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	7.6	9.5	0.0	0.0	0.9	12.5	0.1	10.0	0.0	0.0	8.6	9.8
	East ***	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Residen-tial con-struction for letting purposes	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	6.6	8.3	0.0	0.0	1.7	23.6	0.1	10.0	0.0	0.0	8.4	9.5
	East ***	2.6	3.3	0.0	0.0	0.9	12.5	0.4	40.0	0.0	0.0	3.9	4.4
Total residential properties	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	74.3	93.0	0.1	100.0	6.1	84.7	0.6	60.0	0.0	0.0	81.0	91.9
	East ***	5.6	7.0	0.0	0.0	1.1	15.3	0.4	40.0	0.0	0.0	7.1	8.1
	Total	**79.9**	**100.0**	**0.1**	**100.0**	**7.2**	**100.0**	**1.0**	**100.0**	**0.0**	**0.0**	**88.1**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	73.2	77.8	0.0	0.0	10.1	10.7	3.7	3.9	7.1	7.5	94.1	37.3
	West **	142.9	94.9	0.4	100.0	7.1	4.7	0.6	0.4	0.0	0.0	150.6	59.8
	East ***	5.8	79.5	0.0	0.0	1.1	15.1	0.4	5.5	0.0	0.0	7.3	2.9
	Total	**221.9**	**88.1**	**0.4**	**100.0**	**18.3**	**7.3**	**4.7**	**1.9**	**7.1**	**2.7**	**252.0**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m — 31.03.2007

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80 %**	**LTV 81-90 %**	**LTV >90 %**	**Total**	**in %**
Office and administrative buildings	France	18.0	0.0	6.0	3.0	3.0	30.0	31.9
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	57.4
	Switzerland	4.0	0.0	1.3	0.7	4.1	10.1	10.7
Total commercial properties	France	18.0	0.0	6.0	3.0	3.0	30.0	31.9
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	57.4
	Switzerland	4.0	0.0	1.3	0.7	4.1	10.1	10.7
	Total	**73.2**	**0.0**	**10.1**	**3.7**	**7.1**	**94.1**	**100.0**

Residential Properties in Euro m — 31.03.2007

Purpose of property	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
owned houses		0.0	0.0	0.0	0.0	0.0	0.0	0.0
Residential construction for letting purposes		0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total residential properties		0.	0.0	0.0	0.0	0.0	0.0	0.0
		0.0	0.0	0.0	0.0	0.0	0.0	0.0
	Total	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**

Total in Euro m 31.03.2007

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	57.4
	France	18.0	0.0	6.0	3.0	3.0	30.0	31.9
	Switzerland	4.0	0.0	1.3	0.7	4.1	10.1	10.7
	Total	**73.2**	**0.0**	**10.1**	**3.7**	**7.1**	**94.1**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief*'s high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Pfandbrief Banks (vdp) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of **German Pfandbrief Banks**.

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Head of Capital Markets

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Heads of Treasury Department

- **Günter Pless** Head of Treasury
- **Heidi Riedel** Deputy Head of Treasury
- **Oliver Schwarzer** Deputy Head of Treasury

Capital Markets	Money Markets	Derivatives
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Elvira Stirnberg-Graumann	Monika Rieks	Georg Schlüter
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Research	Trading Support	Secretarial Support
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Specialized Finance

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Jumbos / Globals and their Increases
Amounts in EUR m Status: 20.02.2007

Security no	Increases by	Increases on	Issuing volume in €	Coupon	Maturity	Issue Date	Market makers	Ratings S&P/ Moody's	Ratings Fitch
802 308			2,750	2,750	25/07/07	14/07/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 402	250	04/06	1,273	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aaa	AAA
HBE 0BQ	500	03/06	2,000	2,750	11/03/08	11/03/05	1/6/18/27	AAA/Aaa	AAA
A0A 71Z	250	05/06	1,250	3,25	19/05/08	18/05/04	3/15/25/28	AAA/Aaa	AAA
A0A Y3F	500	02/06	2,500	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aaa	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aaa	AAA
169 713	750	07/06	2,950	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 424	500	07/06	2,500	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aaa	AAA
HBE 0BA			2,000	2,75	27/02/09	19/01/05	1-6/8/14/15/18/25/29	AAA/Aaa	AAA
257 433	250	07/06	2,250	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aaa	AAA
HBE 0F1			2,500	3,000	28/09/09	19/01/06	1-6/9/11/14/18/25/27	AAA/Aaa	AAA
HBE 0AJ			2,000	3,250	17/11/09	17/11/04	1/5/18/26	AAA/Aaa	AAA
HBE 0E6			1,500	3,000	17/02/10	10/11/05	1/3/5/9/10/11/14/15/19/22/25/28	AAA/Aaa	AAA
HBE0DE			1,250	2,50	05/07/10	05/07/05	1/4/5/14	AAA/Aaa	AAA
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aaa	AAA
HBE 0EK			1,000	2,750	21/09/11	14/09/05	3/15/25/28	AAA/Aaa	AAA
HBE 1NT			1,500	4,000	21/11/11	20/02/07	1-6/10/14/18/22/25/32/33/36	AAA/Aaa	AAA
HBE 1LM			1,200	3,75	28/09/12	28/09/06	1/3/4/9/18/22/25/30	AAA/Aaa	AAA
HBE 1MM			1,000	3,875	21/11/13	14/11/06	1-3/6/8/9/11/14/15/27/33-35	AAA/Aaa	AAA
HBE 1MP			1,000	3,875	21/11/16	14/11/06	1/2/5/10/11/18/19/22/26/27/30/32	AAA/Aaa	AAA

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: 30.09.2004 Seite 2 von 2

38,190

Security no	by	on	Issuing volume **in US-$**	Coupon	Maturity	Issue Date	Market makers	S&P
HBE 0FC			1,000	4,75	08/12/10	02/12/05	5/31	AAA
HBE 1MD			1,250	5,00	20/01/12	08/11/06	5/11/31	AAA
			2,250					

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas, 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank, 29=Nordea Markets Division, 30=UBS Limited, 31=Bear Stearns, 32=HSH Nordbank, 33=JP Morgan, 34=OKO-Bank, 35=Royal Bank of Scotland, 36=Caja de Ahorros y Monte de Piedad de Madrid

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Essen Hyp EUR 30,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €30bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €30bn in April 2006, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aaa
Senior Unsecured Debt	A-	A2
Subordinated Debt	BBB+	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest **» Debt Issuance Program Prospectus 2006**.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com

Fax Treasury: +49 201 8135-399

Christin Schmid
Capital Markets
Tel.: +49 201 8135-368
E-mail:
Christin.Schmid@essenhyp.com

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Essen Hyp A$ 5,000,000,000 Debt Issuance Program (DIP)

On October 13, 2006 Essen Hyp launched an A$ 5 billion Debt Issuance Program which permits the issue of both secured and unsecured bonds on the Australian market. The bank does not take any foreign exchange risks onto its books, given that these risks are hedged by €/A$ currency swaps. Drawings under the program are made in A$.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA/ A-1+	Aaa
Senior Unsecured Debt	A-/A-2	A2
Mortgage *Pfandbriefe*	n.r.	Aa1
Short term issues	n.r.	P-1

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by ABN AMRO BANK N.V., Australian Branch. The dealers are ABN AMRO BANK N.V., Australian Branch, Commonwealth Bank of Australia, National Australia Bank Limited, Royal Bank of Canada and UBS AG, Australia Branch. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest **» Information Memorandum 2006**.

Günter Pless Senior Vice President Global Head of Treasury	Oliver Schwarzer Deputy Head of Treasury

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S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com

Fax Treasury: +49 201 8135-399

Tel.: +49 201 8135-364
E-mail:
Oliver.Schwarzer@essenhyp.com

Fax Treasury: +49 201 8135-399

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Securities Prospectus

Persons into whose possession the Euro 30,000,000,000 Debt Issuance Program Prospectus or the A$ 5,000,000,000 Medium Term Note Program Information Memorandum of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") , as amended or supplemented (the "Prospectus" or the "Information Memorandum"), or any final terms (the "Final Terms") of the offer of notes issued by the Issuer under its Euro 30,000,000,000 Debt Issuance Program (the "Notes") or any pricing supplement (the "Pricing Supplement") of the offer of medium term notes issued by the Issuer under its A$ 5,000,000,000 Medium Term Note Program (the MTNs) comes, are requested to inform themselves and to observe any legal restrictions on the distribution of the Prospectus or the Information Memorandum and any Final Terms or Pricing Supplements and the offering, sale and delivery of Notes or MTNs in the relevant jurisdiction, all as stated in the Prospectus or the Information Memorandum. Persons interested in purchasing any Notes or MTNs are additionally requested to study said legal restrictions in order to verify whether they qualify as an investor in such Notes or MTNs before purchasing any of them.

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Fitch Ratings	AAA	AAA

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Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock

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S&P	AAA	-
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Fitch Ratings	AAA	AAA

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exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Citigroup, London; Dresdner Bank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; Lehman Brothers, London.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Monika Rieks
Head of Short Term Desk
Tel.: +49 201 8135-371
E-mail:**Monika.Rieks@essenhyp.com**

Michael Leineweber
Tel.: +49 201 8135-372
E-mail:**Michael.Leineweber@essenhyp.com**

Fax Treasury: +49 201 8135-399

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Slimbos

Slimbos (Short Liquid Money Market Bonds) are highly liquid money market bonds which have been issued on the German money markets since fall 2004. The banks issuing theses bonds must, as a minimum, have a long-term rating. Slimbos have become increasingly popular with both national and international investors.

Slimbos are short-term unsecured bearer bonds featuring a maturity of no more than two years. The minimum issuance volume is €500m. Slimbos are placed by bank syndicates of some four to six joint leads.

For trades between €1m and €15m market making is guaranteed by the lead managers. Slimbos are listed on a stock exchange within 30 days after their issue. The issuance volume may be increased at any time. Slimbos are traded electronically via Bloomberg Trading and Eurex Bonds. They are placed as retention deals.

Accordingly, Slimbos can be seen as the equivalent of Jumbo Pfandbriefe in the unsecured money markets.

Having now operated in the Slimbo market since July 2005, Essen Hyp plans to further ex-pand its activities in this market segment in the future.

Outstanding

Security no	increases by	increases on	Issuing volume in EUR m	coupon	maturity
HBE 0JZ	250	12/06	1.850	3,50	16/08/07
HBE 1LX	-	-	1.000	3,63	27/04/07
Total			**2.850**		

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Sec 28 PfandBG
Last update: Sep 2006
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S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Essen Hyp about to receive STEP label

Essen Hyp seeks to receive the STEP label for its European Commercial Paper Programs in spring 2007. STEP stands for 'Short-Term European Paper'.

The STEP label has been developed by ACI (The Financial Markets Association) and FBE (Fédération Bancaire de l'Union Européenne) in cooperation with the European Central Bank.

The aim of STEP is to foster the integration of the European markets for Short-Term Money Market Paper by laying down general market standards. This will enhance market liquidity and increase diversification opportunities.

The STEP Market Convention lays down the criteria and requirements to be fulfilled by an issuance program in order to be STEP compliant. These criteria and requirements relate to the format of documentation, settlement and the provision of data for the production of STEP statistics. The creditworthiness of the issuer, however, is not taken into account.

Issues qualifying for the STEP label are automatically eligible as Tier 1 securities of the ECB.

Accordingly, compliance with the STEP label is an additional quality feature for the benefit of our ECP Program investors.

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Last update: Mar 2007
Sec 28 PfandBG
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S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Reuters Dealing

HYES

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Last update: Mar 2007
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Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- **Annual Report 2005 (English version) pdf**
- **Press Release Annual Report 2005 (English version) pdf**

- **Annual Report 2004 (English version) pdf**
- **Press Release Annual Report 2004 (English version) pdf**

- **Annual Report 2003 (English version) pdf**
- **Press Release Annual Report 2003 (English version) pdf**

- **Annual Report 2002 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

- **Annual Report 2001 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

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Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
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Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
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Financial Calendar 2007/ 2008

Key Dates 2007

May 2007	Publication of the English version of our 2006 Annual Report
Mid-August 2007	Interim Report as of June 30, 2007
Mid-November 2007	Interim Report as of September 30, 2007

Key Dates 2008

March 13, 2008	Annual General Meeting and (Supervisory Board) Meeting on the 2007 Annual Accounts
March 14, 2008	Press Conference on the 2007 Annual Accounts and publication of the German version of our 2007 Annual Report
May 2008	Publication of the English version of our 2007 Annual Report
Mid-August 2008	Interim Report as of June 30, 2008
Mid-November 2008	Interim Report as of September 30, 2008

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Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
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United States: Interest rate commentary - back again as a U.S. growth optimist!
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These items are available:

- ☐ Annual Report 2006 German **(Download as PDF)**

- ☐ Annual Report 2005 English **(Download as PDF)**
- ☐ Annual Report 2005 German **(Download as PDF)**

- ☐ Annual Report 2004 English **(Download as PDF)**
- ☐ Annual Report 2004 German **(Download as PDF)**

- ☐ Annual Report 2003 English **(Download as PDF)**
- ☐ Annual Report 2003 German **(Download as PDF)**

- ☐ Annual Report 2002 English **(Download as PDF)**
- ☐ Annual Report 2002 German **(Download as PDF)**

- ☐ Annual Report 2001 English **(Download as PDF)**
- ☐ Annual Report 2001 German **(Download as PDF)**

- ☐ Annual Report 2000 English **(Download as PDF)**
- ☐ Annual Report 2000 German **(Download as PDF)**

Please forward this order to:

Surname*

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Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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United States: Interest rate commentary - back again as a U.S. growth optimist!
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International Real Estate Finance

Europe and North America

Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.
In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good

»-www.essenhyp.de

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.
The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

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International Real Estate Finance

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.

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International Real Estate Finance

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.

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International Real Estate Finance

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

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International Real Estate Finance

Contacts

▷ **Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"**

If you require further information, please do not hesitate to contact us for specific and personalized advice:

Headquarters

Hypothekenbank in Essen AG
International Real Estate Finance - Marketing
Gildehofstraße 1
45127 Essen
Germany

Barbara Wittenbrink, Senior Associate
Tel.: +49 201 8135-471
Fax: +49 201 8135-297

Representative Offices

Great Britain
Hypothekenbank in Essen AG
Representative Office Great Britain
6th Floor
60 Gracechurch Street
London EC3V 0HR
Great Britain

Rainer Polenz, General Manager
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

France
Hypothekenbank in Essen AG
Representative Office France
9, avenue de Friedland
75008 Paris
France

Franca Zachert, General Manager
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39

Belgium
Hypothekenbank in Essen AG
Representative Office Belgium
Rue de l´Amazone 2
1050 Bruxelles
Belgium

Tel.: +32 25 34 95 95
Fax.:+32 25 34 96 96

ESSEN HYP

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Company

Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to **contact** us and we will be happy to provide you with any information you require.

▷ 15 Years of Hypothekenbank in Essen AG

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Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
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Economists and portfolio managers from all over Germany participate in *these meetings and discuss* the future interest rate and economic development.
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Investor relations

Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

▷ **Declaration of Conformity with the German Corporate Governance Code (April 24, 2006)** (PDF)
▷ **Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft** (PDF)

▷ **Declaration of Compliance with the German Corporate Governance Code (March 17, 2005)** (PDF)

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vdp-Pfandbrief Curve



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Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
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Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Declaration of Conformity with the German Corporate Governance Code

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. Accordingly, certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, first announced in the official section of the electronic version of the Federal Gazette (*Bundesanzeiger*) on August 20, 2002 and amended on June 2, 2005, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 3.10 there is no yearly Corporate Governance Report in the bank's Annual Report.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. As the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the

mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Pursuant to Section 5.4.3 proposed candidates for the Supervisory Board chair shall be announced to the shareholders. Due to the fact, however, that no shares of Essen Hyp are in free flow or listed on a stock exchange and that the bank has only two shareholder groups, this provision is not relevant to Essen Hyp.

Contrary to Section 5.4.6 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 such conflicts of interest are not formally dealt with at the General Meeting.

Due to the fact that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the main source of information available to them.

Essen, April 24, 2006

The Board of Managing Directors The Supervisory Board

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

1. Preamble

1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on June 2, 2005, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply or explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The Chairman of the Board of Managing Directors coordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The Chairman of the Supervisory Board coordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The Chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the Chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

2 Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The Chairman of the General Meeting shall ensure that the meeting runs smoothly.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the

appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3 Cooperation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall cooperate closely to the benefit of the company.

3.2 The Board of Managing Directors coordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open discussion between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover offer the Board of Managing Directors and the Supervisory Board of the bank, as the target company, must submit a statement of their reasoned

position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report on possible deviations from the recommendations of the German Corporate Governance Code once every year. The company shall keep previous Declarations of Conformity wit the Code available for viewing on its website for five years.

4 The Board of Managing Directors

4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, coordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk

controlling within the company.

4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a Chairman. Rules of procedure, which require the approval of the Supervisory Board, govern cooperation within the Board of Managing Directors. The Board of Managing Directors cooperates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The overall compensation of the members of the Board of Managing Directors comprises a fixed salary and variable elements. The variable part of the compensation includes both result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant any unlawful advantage to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to

the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5 The Supervisory Board

5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to, and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the bank.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The Chairman of the Supervisory Board coordinates the work within the Supervisory Board, chairs its meetings and attends to the affairs of the Supervisory Board externally.

The Chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The Chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the Chairman in particular, in order to discuss the strategy, business development and risk management of the bank. The Chairman of the Supervisory Board shall, without delay, be informed by the Chairman of the Board of Managing Directors of any events material for the assessment of the bank's situation and development, or for the management of the bank. The Chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Risk Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The Chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the bank, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, the Supervisory Board shall include what it considers an adequate number of members. A Supervisory Board member is considered independent if he or she has no business or personal relations with the company or its Board of Managing Directors which cause a conflict of interest. Not more than two former members of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the company or provide any advisory services to them.

5.4.3 It shall not be the rule for the former Chairman of the Board of Managing Directors or a member of the Board of Managing Directors to become Supervisory Board Chairman or the Chairman of a Supervisory Board committee. If this is intended, special reasons shall be presented to the annual general meeting.

5.4.4 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed bank shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.5 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.6 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the bank. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the Chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders.

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.7 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the

Supervisory Board.

5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for the company for himself.

5.5.2 Each member of the Supervisory Board shall inform the Chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the Chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The Chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6 Transparency

6.1 The Board of Managing Directors must disclose insider information directly relating to the company without delay unless it is exempted from the disclosure requirement in an individual case.

6.2 As soon as the bank becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the bank, the Board of Managing Directors shall disclose this fact without delay.

6.3 The bank's treatment of all shareholders in respect of information shall be the same. The bank shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The bank shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the bank discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the bank disclosed by the bank itself shall also be published on the bank's website. The website shall have a clear structure.

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of Interim Reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. In addition, the Financial Reporting Enforcement Panel (*Prüfstelle für Rechnungslegung*) and the Federal Financial Supervisory Authority (*BaFin*) are authorized to check that the Annual Financial Statements comply with the applicable accounting regulations (enforcement).The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The bank publishes a list of third party companies in which it has a participating interest that is not of minor importance for the bank. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the bank, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which business, financial, personal and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the bank and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the bank in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the Chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Contrary to Section 5.4.5 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

Essen, March 17, 2005

The Board of Managing Directors The Supervisory Board

ESSEN HYP

Company

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	**1987**	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**
Claims outstanding:											
Mortgage loans	108	1,715	1,827	1,841	2,271	3,003	4,290	5,822	7,258	6,926	8,074
Public-sector loans	603	29,389	35,873	39,810	36,097	36,841	35,870	34,764	33,102	35,824	33,249
Bonds and notes **)	31	2,689	5,918	10,701	16,493	24,349	24,286	25,179	30,588	39,855	45,109
Other claims	0	672	888	1,591	2,415	2,703	4,035	5,647	5,047	7,352	12,788
Bonds and notes issued:											
Mortgage *Pfandbriefe*	39	1,219	1,087	1,078	1,272	1,305	1,884	2,703	4,173	4,250	4,667
Public-sector *Pfandbriefe*	819	30,077	38,684	48,379	47,015	54,519	50,738	51,477	52,571	60,972	75,643
Other bonds and notes / other liabilities	0	3,418	4,872	5,281	9,170	12,182	16,855	18,452	20,855	25,770	20,162
New lending commitments:											
Mortgage loans	135	266	415	574	1,216	1,366	1,627	2,517	1,956	1,770	2,026
Public-sector loans	875	14,238	14,856	16,706	13,714	5,297	4,235	7,148	4,538	10,898	9,746
Bonds and notes**)	31	2,907	4,518	6,771	12,494	16,632	12,420	8,016	10,541	16,156	22,495
Capital and reserves:											
Subscribed capital and reserves***)	41	311	377	454	426	554	554	584	654	699	749
Profit-sharing capital	0	129	187	243	255	279	284	324	319	293	288
Subordinated liabilities	0	155	189	244	244	298	297	348	358	290	373
Balance-sheet total:	1,103	35,471	45,596	55,905	58,771	69,553	70,979	74,299	79,461	92,781	102,357

Net interest and commission income:	5.0	125.8	149.9	168.6	161.2	170.9	187.5	213.5	205.9	249.3	252.1
General operating expenses:											
Personnel expenses	0.8	8.4	8.0	9.3	9.8	10.6	10.8	12.1	13.7	14.9	16.0
Other administrative expenses	0.7	5.9	7.1	8.2	8.9	9.5	9.4	11.2	14.4	16.5	22.1
Depreciation on and value adjustments to intangible and fixed assets	0.1	1.6	1.5	3.2	3.5	3.4	3.0	2.2	13.0	2.6	5.9
Operating result:	5.1	78.4	105.7	120.2	98.5	108.1	112.3	118.6	128.6	141.9	122.6
Net income for the year:	3.1	38.7	53.0	64.8	66.7	72.3	76.2	81.2	91.0	103.0	96.8

Notes:*) up to 1991 acc. to old accounting regulations
**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993

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Company

Committees

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Wolfgang Groth, Frankfurt/Main
Burkhard Dallosch, Essen

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen
Jens Remmers, Kelkheim

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Deputy, Essen

Supervisory Board

Michael Reuther
Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Dipl. oec. Berta Schuppli
Deputy Chairman, Wiesbaden

Erich Labs
Hypothekenbank in Essen AG, Essen

Kurt Müller
Hypothekenbank in Essen AG, Essen

Wolfgang Hartmann
Member of the Board of Managing Directors, Commerzbank AG,

Dr. Eric Strutz
Member of the Board of Managing Directors, Commerzbank AG,

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Sec 28 PfandBG
Last update: Dec 2006
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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
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Fitch Ratings	AAA	AAA

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Economic and Interest Rate Outlook G3
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Frankfurt/Main

Frankfurt/Main

Advisory Council

Dr. Axel Frhr. v. Ruedorffer
Chairman
Member of the Central Advisory Board, Commerzbank AG, Frankfurt/Main

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
Member of the Supervisory Board HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Munich

Dr. Alfred Tacke
Chairman of the Board of Managing Directors,
STEAG AG, Essen

Uwe Kruschinski
Member of the Board of Managing Directors,
Landesbank Berlin AG, Berlin

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

Auxiliary Bishop Franz Grave
Episcopal Vicar for Universal Church and Social Issues, Essen

Dr. Udo Scheffel
Chairman of the Management Board of the Bayerische
Bau und Immobilien GmbH & Co. KG, Munich

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

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Company

Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: **info@essenhyp.com**
Internet: **www.essenhyp.com**

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

London
Commerzbank House
6th Floor, 60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

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Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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london@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

New York
845 Third Avenue
6th Floor, Suite 632
New York, NY, 10022
United States
Tel.: + 1646 290 5132
Fax: + 1646 290 5001
newyork@essenhyp.com

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ESSEN HYP

Company

External Links

- **Commerzbank - Our Major Shareholder**
- **vdp - Verband deutscher Pfandbriefbanken**
  (Association of German Pfandbrief Banks)

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Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Economic and Interest Rate Outlook G3
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Company

Imprint



Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ **E-mail: info@essenhyp.com**

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391

» www.essenhyp.de

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vdp-Pfandbrief Curve



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Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Economic and Interest Rate Outlook G3
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Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Wolfgang Groth
Burkhard Dallosch

We have tasked Commerzbank AG,
Rheinstr. 3, 65425 Rüsselsheim/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered Commerzbank AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Heussallee 18-24, 53143 Bonn, and since July 2006 the Nationalbank AG, Theaterplatz 8, 45127 Esssen, are also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

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ESSEN HYP

- Home
- Investor Relations
- Credit Research
- Bonds & Notes
- Financial Reports
- International Real Estate Finance
- Company
- **Info Pool / Press**
- Downloads
- Impressions
- Capital Market Conference
- Legal Disclaimer
- Press
- Contact

Info Pool/ Press

Success needs far-sightedness

This is where you will find facts and figures about Hypothekenbank in Essen AG, including our Annual and Interim Reports, which are available for download. If you wish to learn more about Hypothekenbank in Essen AG, just browse through our presentations on our recent roadshows and our last Capital Market Conference.

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» www.essenhyp.de

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vdp-Pfandbrief Curve



» more

Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and *economic development*.
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Bonds & Notes
Financial Reports
International Real Estate Finance
Company
Info Pool / Press
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Press
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Downloads

These items are available:

- Interim Report as of September 30, 2006 (pdf)

Mozart-Roadshow Brussels

- Press photo 1 Mozart-Roadshow Brussels (JPG)
- Press photo 2 Mozart-Roadshow Brussels (JPG)
- Press photo 3 Mozart-Roadshow Brussels (JPG)
- Press photo 4 Mozart-Roadshow Brussels (JPG)

- Presentation Mozart-Roadshow Brussels (PDF)

- Annual Report 2005 (pdf)

- Your Partner in International Real Estate Financing
- Interim Report as of September 30, 2005 (pdf)

- Annual Report 2004 (pdf)
- Annual Report 2003 (pdf)
- Annual Report 2002 (pdf)
- Annual Report 2001 (pdf)

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» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



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Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
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Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Info Pool/ Press

Impressions

- **Impressions of our Annual Reception on March 23, 2006**

- **03.03.2005, Hotel Metropol, Moskau**
- **10.02.2005, Stadshuset, Stockholm**
- **Impressions of our Annual Reception on March 17, 2005**

- **23.06.2004, John F. Kennedy Library, Boston**
- **21.06.2004, Mandarin Oriental, New York**

- **16.02.2004, Commerzbank-Tower, Frankfurt**
- **26.01.2004, Hotel Principe di Savoia, Milano**
- **13.01.2004, Szépművészeti Múzeumba, Budapest**
- **28.11.2003, Grand Hôtel Intercontinental, Paris**
- **27.11.2003, Victoria and Albert Museum, London**
- **21.11.2003, Fundacion Real Fábrica de Tapices, Madrid**

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vdp-Pfandbrief Curve



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Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Info Pool/ Press

4th Capital Market Conference June 15–16, 2005

The success story of our Capital Market Conferences continues

Over the years, the International Capital Market Conference of Hypothekenbank in Essen AG has become an internationally established forum for the German *Pfandbrief*. "It is a pleasure for us to continue our tradition of an open dialogue this year," emphasized Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors. The guest speech during the opening event was held by Gyula Horn, the former Prime Minister of the Republic of Hungary.

One key issue looked at during the conference was the new German *Pfandbrief* Act, which will come into effect in a few days. Since its foundation in 1987, Hypothekenbank in Essen AG has made a major contribution in establishing Jumbo and Global *Pfandbriefe* as an attractive investment – and in increasing their quality standards. Our success in this business segment made us one of the biggest private issuers worldwide. Demand from international investors for covered bonds has kept increasing. This is why several countries now launch covered bonds that are modeled on the German *Pfandbrief*. Consequently, our discussions focused on developing joint strategies to preserve and strengthen the *Pfandbrief's* position as an attractive investment, combining attractive yields and low risk. Other issues discussed during the conference include issuance conditions for covered bonds, true sales, structured *Pfandbriefe*, trends in public-private partnerships and the future competitiveness of Germany as an economic location. Capital market executives, analysts, investment specialists, experts and investors from all over the world took the opportunity to share their views on the international capital markets and global economic developments in several lectures and discussion panels. The opinion of the participants was unanimous: Essen Hyp's capital market conference is an event not to be missed by capital market players, and even the longest journey to Essen is worthwhile.

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Last update: Mar 2007

Sec 28 PfandBG
Last update: Dec 2006

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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	**public-sector *Pfand-briefe***	**mortgage *Pfand-briefe***
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3

» more

- **Impressions of the 4th Capital Market Conference**
- **Videos and Download presentations**

- ***Impressions 3rd Capital Market Conference***

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United States: Interest rate commentary - back again as a U.S. growth optimist!
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Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Home

Investor Relations

Credit Research

Bonds & Notes

Financial Reports

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Company

Info Pool / Press

Downloads

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Disclaimer

Legal Information

The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

No advice
The data contained in our web sites and/or the publications available for download do not include all material information that would be required for an investment decision. They merely constitute non-binding statements and views about markets and products believed to be correct at the time of publication. In particular, the information does not constitute an offer in the legal sense of the term.

Use of our web site
Contents and structure of the web sites of Hypothekenbank in Essen AG are copyright protected. Any reproduction or use of information or data content requires the prior written approval of Hypothekenbank in Essen AG.

Privacy Policy

Privacy statement
This privacy statement applies to **www.essenhyp.de** and **www.essenhyp.com**, the web sites of Hypothekenbank in Essen AG. As

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vdp-Pfandbrief Curve



» more

Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
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the owner of these sites, Hypothekenbank in Essen AG is responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

How will personal data and information received from you be used?
Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.
- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.
- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
  - IP address of the remote computer
  - date and time of the request
  - information submitted by the remote computer (e.g. file name)
  - access status of the web server (file transferred, file not found, command not processed etc.)
  - name of the requested file
  - URL from which the file was requested and/or the requested service was accessed
  - information about the web browser used

Who will process and have access to the personal data and information received from you?
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
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Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

ESSEN HYP

Info Pool/ Press

Press

Contact:



Caroline Fischer
Head of Public Relations Management
Tel.: +49/201/8135-495
Fax: +49/201/8135-469
E-mail: **caroline.fischer@essenhyp.com**

- **Press Release of Hypothekenbank in Essen AG on the 2006 Annual Accounts**
- **Press Release of Hypothekenbank in Essen AG as of March 21, 2007 on the changes within the Board of Managing Directors**
- **Press Release of Hypothekenbank in Essen AG as of March 19, 2007 "MIPIM 2007 - A Great Success For Essen Hyp"**
- **Press Release of Hypothekenbank in Essen AG as of March 01, 2007 "Essen Hyp at the MIPIM in Cannes"**
- **Press Release of Hypothekenbank in Essen AG as of February 12, 2007 "First Benchmark Issue in 2007"**
- **Press Release of Hypothekenbank in Essen AG as of January 24, 2007 "20 years of Essen Hyp"**
- **Press Release of Hypothekenbank in Essen AG on the Interim Report as of September 30, 2006**
- **Press Release of Hypothekenbank in Essen AG as of November 09, 2006 "Essen Hyp made the breakthrough in the U.S. investor community"**
- **Press Release of Hypothekenbank in Essen AG as of October 17, 2006 "Essen**

» www.essenhyp.de

Search: [ ] go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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»-www.essenhyp.de

Search: go

vdp-Pfandbrief Curve



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Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch *Ratings*	AAA	AAA

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Economic and Interest Rate Outlook G3
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Hyp goes down under"

- **Press Release of Hypothekenbank in Essen AG as of September 05, 2006 "Essen Hyp started its series of Mozart Roadshows in Paris"**
- **Press Release of Hypothekenbank in Essen AG as of August 24, 2006 "Essen Hyp purchases AHBR real estate loan portfolio"**
- **Press Release concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2006 (PDF)**
- **S&P Press Release as of May 16, 2006 (PDF)**
- **Press Release of Hypothekenbank in Essen AG on the Annual Accounts 2005**
- **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Head of Capital Markets at Hypothekenbank in Essen AG"**
- **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Member of the Board of Managing Directors of Hypothekenbank in Essen AG"**

- **Press Archive**

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Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Contact

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen/ Germany
Tel.: +49 201 8135-0
Fax.: +49 201 8135-200
▷ **E-mail: info@essenhyp.com**

Public Relations
Tel.: +49 201 8135-495
Fax.: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391
Fax.: +49 201 8135-200

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!
▷ **Contact**

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» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Mar 2007
Sec 28 PfandBG
Last update: Dec 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	**public-sector *Pfand-briefe***	**mortgage *Pfand-briefe***
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

END